Exhibit 99.3

HUDBAY MINERALS INC.

ANNUAL INFORMATION FORM

FOR THE

YEAR ENDED DECEMBER 31, 2008

March 30, 2009

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION	1
CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES	1
CURRENCY PRESENTATION AND EXCHANGE RATE DATA	2
DOCUMENTS INCORPORATED BY REFERENCE	2
THE HUDBAY BUSINESS	3
Recent History	3
Corporate Structure	6
OUR BUSINESS	6
Overview	6
Our Competitive Strengths	8
Strategic Review	10
Material Properties	10
Exploration	12
Processing and Refining Operations	14
Employees	19
Code of Conduct and Business Ethics	20
Health and Safety	20
Marketing	20
Suppliers and Raw Materials	21
Competition	21
ENVIRONMENTAL REGULATION AND COMPLIANCE	21
Legislation and Requirements	21
Environmental Management and Compliance	24
Environmental Health and Safety and Community Engagement	26
Health and Safety and Labour Regulations	27
Kyoto Protocol	27
INDUSTRY REGULATION	27
Land and Mineral Rights	27
Municipal By-laws	28
Aboriginal Rights	29
RISK FACTORS	29
DESCRIPTION OF CAPITAL STRUCTURE	37
Common Shares	37
Preference Shares	38
Warrants	38
Rights	39
Normal Course Issuer Bid	39
Note Repurchase	39
DIVIDENDS	39
MARKET FOR SECURITIES	40
Price Range And Trading Volume	40
DIRECTORS AND OFFICERS	40
Corporate Cease Trade Orders, Bankruptcies, Penalties and Sanctions	43
Conflict of Interest	45
Audit Committee Disclosure	45

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	46
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	47
TRANSFER AGENT AND REGISTRAR	47
MATERIAL CONTRACTS	47
INTEREST OF EXPERTS	48
ADDITIONAL INFORMATION	48
SCHEDULE A GLOSSARY OF MINING TERMS	A-1
SCHEDULE B CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS	B-1
SCHEDULE C 777 MINE, TROUT LAKE MINE AND CHISEL NORTH MINE	C-1
SCHEDULE D FENIX PROJECT IN GUATEMALA	D-1
SCHEDULE E LALOR DEPOSIT	E-1

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This annual information form (“AIF”) contains “forward-looking information”, within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, information with respect to HudBay Mineral Inc.’s (“HudBay”) exploration expenditures and activities and the possible success of such exploration activities, the estimation of mineral reserves and resources, the realization of mineral estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, mineral pricing, debt repayment, reclamation costs, the economic outlook, currency fluctuations, government regulation of mining operations, environmental risks, mine life projections, the availability of third party concentrate, business and acquisition strategies and the timing and possible outcome of pending litigation. Often, but not always, forward-looking information can be identified by the use of forward-looking words like “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “understands”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the opinions and estimates of management as of the date such information is provided and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of HudBay to be materially different from those expressed or implied by such forward-looking information, including risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), failure of plant, equipment, processes and transportation services to operate as anticipated, dependence on key personnel and employee relations, environmental risks, government regulation, actual results of current exploration activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, land titles, and social and political developments and other risks of the mining industry as well as those risk factors discussed or referred to in this AIF under the heading “Risk Factors”. Although HudBay has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. HudBay does not undertake to update any forward-looking information, except as required by applicable securities laws, or to comment on analyses, expectations or statements made by third parties in respect of HudBay, its financial or operating results or its securities.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF

MEASURED, INDICATED AND INFERRED RESOURCES

This AIF uses the terms “measured”, “indicated” and “inferred” resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

CURRENCY PRESENTATION AND EXCHANGE RATE DATA

This AIF contains references to both United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars, and United States dollars are referred to as “United States dollars” or “US$”.

The closing, high, low and average exchange rates for the United States dollar in terms of the Canadian dollar for each of the three years ended December 31, 2008, 2007 and 2006, as reported by the Bank of Canada, were as follows:

	2008	2007	2006
Closing	$1.22	$0.99	$1.17
High	$1.30	1.19	1.17
Low	$0.97	0.91	1.10
Average(1)	$1.07	1.08	1.13

Note:

(1)	Calculated as an average of the daily noon rates for each period.

On March 30, 2009, the Bank of Canada noon rate of exchange was US$1.00 = Cdn$1.26.

DOCUMENTS INCORPORATED BY REFERENCE

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this AIF to the extent that a statement contained herein, or in any other subsequently filed document that also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not, except as so modified or superseded, constitute a part of this AIF after it has been modified or superseded.

Reference is made to the Glossary of mining terms attached hereto as Schedule A.

Unless the context otherwise suggests, references to “we”, “us”, “our” and similar terms, as well as references to “HudBay”, refer to HudBay Minerals Inc.

THE HUDBAY BUSINESS

We are a Canadian-based, integrated base metals mining, metallurgical processing and refining company with assets in North and Central America. We own zinc and copper mines, concentrators and metal production facilities in northern Manitoba and Saskatchewan, a zinc oxide production facility in Ontario, a copper refinery in Michigan and a nickel project in Guatemala. In addition to our primary products, zinc and copper, we also produce gold, silver and zinc oxide. Our objective is to increase shareholder value through efficient operations, organic growth and accretive acquisitions, all while maintaining our financial strength. See “Our Business”.

We were formed by the amalgamation of Pan American Resources Inc. and Marvas Developments Ltd. on January 16, 1996, pursuant to the Business Corporations Act (Ontario). On March 12, 2002, we acquired ONTZINC Corporation, a private Ontario corporation, through a reverse takeover and changed our name to ONTZINC Corporation. On December 21, 2004, we acquired Hudson Bay Mining and Smelting Co., Limited (“HBMS”) and changed our name to HudBay Minerals Inc. In connection with the acquisition of HBMS, on December 21, 2004, we amended our articles to consolidate our common shares on a 30 to one basis. On October 25, 2005, HudBay was continued under the Canada Business Corporations Act (“CBCA”).

Our registered office is located at 2200—201 Portage Avenue, Winnipeg, Manitoba R3B 3L,3 and our principal executive office is located at 1 Adelaide Street East, Suite 2501, Toronto, Ontario M5C 2V9.

Recent History

For the past 80 years, we and our predecessors have had mining and related operations in northern Manitoba and Saskatchewan. While maintaining these core assets, we have looked and continue to look for opportunities to grow HudBay through organic growth, accretive acquisitions and rationalization of our operations and portfolios.

The first six months of 2008 saw continued strong base metal prices, albeit with relatively high input costs and a strong Canadian dollar. In the second half of the year, the global credit crisis and slide into a global recession caused a sharp and dramatic decline in base metal prices, with a corresponding reduction in our profitability, notwithstanding lower energy and other input costs and a weaker Canadian dollar. As a result of declining base metal prices, our revenues, cash flow and earnings all declined in 2008 compared to the very strong results we enjoyed in 2007.

2008 was a year of significant transition for HudBay, culminating with the resignation of our previous board of directors on March 23, 2009 and the appointment to the board of nominees of SRM Global Master Fund Limited Partnership (“SRM”). The transition in our board followed the resolution of a proxy contest initiated by SRM in December 2008. In connection with the board transition, Colin K. Benner resigned as interim chief executive officer and Peter R. Jones was appointed chief executive officer. Mr. Benner had replaced Allen J. Palmiere, who resigned as chief executive officer on March 9, 2009. See “Directors and Officers”. Mr. Jones and the new board of directors have initiated a process to conduct a strategic review of HudBay and its operations.

Over the past three years, the development of HudBay’s business has been influenced by a number of additional events, including the following:

Acquisition of Skye Resources Inc.

On August 26, 2008, we acquired all of the issued and outstanding common shares of Skye Resources Inc. (“Skye”) pursuant to a court-approved plan of arrangement under the CBCA on the basis of 0.61 of a HudBay common share plus $0.001 in cash for each Skye common share. In addition, we exchanged Skye’s outstanding stock options and warrants for similar securities of HudBay at an exchange ratio of 0.61 and at a price equivalent to the original purchase price divided by 0.61. In total, we issued as consideration 31,295,685 common shares, granted options to acquire 1,864,404 common shares and assumed warrants entitling the holders to acquire 1,894,050 of our common shares. We filed a Business Acquisition Report on Form 51-102F4 in respect of the Skye acquisition on November 7, 2008. Skye, now our wholly-owned subsidiary, has since been renamed HMI Nickel Inc. (“HMI Nickel”).

The acquisition of Skye and its primary asset – the Fenix Project, a substantial nickel laterite deposit in eastern Guatemala – afforded us the opportunity to diversify our base metal portfolio to add nickel and to broaden our asset base beyond our core holdings in Manitoba. The Fenix Project also includes processing facilities that have been on care and maintenance since 1980. While development of the property continued following our acquisition of Skye, on November 4, 2008 we announced that we would delay construction of the Fenix Project in light of the depressed base metal prices and the global economic downturn. We intend to continue developing the project once market conditions warrant.

Arrangement Agreement with Lundin Mining Corporation and Share Subscription

On November 21, 2008, we entered into an arrangement agreement (the “Arrangement Agreement”) with Lundin Mining Corporation (“Lundin”) pursuant to which we would have acquired all of the issued and outstanding common shares of Lundin, subject to satisfaction of certain conditions, on the basis of 0.3919 of a HudBay common share for each Lundin common share. The transaction was to be completed in the first quarter of 2009.

Also on November 21, 2008 we entered into a subscription agreement with Lundin whereby we agreed to acquire 96,997,492 common shares of Lundin at a price of $1.40 per share in a private placement (the “Private Placement”), with aggregate gross proceeds to Lundin of $135.8 million. The Private Placement was completed on December 11, 2008, and on its completion we held 19.9% of the issued and outstanding Lundin common shares. Pursuant to the terms of the subscription agreement, until such time as we hold less than 10% of the Lundin common shares we agreed to not vote our Lundin common shares against Lundin management recommendations in respect of any proposed resolution except (i) in connection with a change of control transaction or (ii) in connection with a resolution proposed by management regarding issuance of common shares representing greater than 10% of issued and outstanding Lundin common shares. We are also subject to certain restrictions on our ability to sell our Lundin common shares.

On January 23, 2009, the Ontario Securities Commission (“OSC”) set aside a decision of the Toronto Stock Exchange granting conditional approval for the listing of the HudBay common shares to be issued as consideration pursuant to the Arrangement Agreement. The OSC determined in its decision that HudBay shareholder approval of the acquisition of Lundin was required as a condition to the listing of the additional HudBay common shares and prohibited us from issuing any securities in connection with the transaction contemplated by the Arrangement Agreement without the transaction having been approved by a simple majority of the votes cast at a special meeting of our shareholders.

After our Board of Directors concluded that we were not likely to receive the requisite shareholder approval, we entered into a termination agreement with Lundin (the “Termination Agreement”) on February 23, 2009, which provided for the termination of the Arrangement Agreement. We retained, and continue to hold, our 19.9% ownership stake in Lundin that we acquired through the Private Placement and, in consideration of terminating the arrangement, we were granted the following rights by Lundin:

•	subject to certain conditions, as long as we own 10% or more of the outstanding Lundin common shares, we are entitled to have one nominee on Lundin’s board of directors;

•

as long as we own 10% or more of the outstanding Lundin common shares, we have the right to maintain our current level of ownership in any public or private distribution of Lundin common shares, subject to certain limited exceptions; and

•	subject to certain conditions, we have a right of first offer in the event of any proposed sale or transfer of material assets of Lundin during the six month period after February 23, 2009.

Pursuant to the Termination Agreement, each of HudBay and Lundin has released the other in respect of any and all claims arising from the Arrangement Agreement. Neither party will be liable for the payment of any termination fees to the other.

Suspension of Operations at Snow Lake, Manitoba

On January 9, 2009, we announced that we would place our Chisel North mine and Snow Lake concentrator on care and maintenance until economic conditions warrant re-evaluation. The suspension of operations was due to depressed base metals prices related to the global economic downturn.

Lalor Deposit, Snow Lake, Manitoba

We continued to achieve success with our exploration efforts at our Lalor deposit, located near our Chisel North mine in the Flin Flon Greenstone Belt. We filed a National Instrument 43-101 (“NI 43-101”) technical report on the Lalor deposit in September 2008, and subsequently, additional drilling discovered a separate gold zone that could offer the Lalor deposit a distinct mining horizon with principal credits derived from gold mining.

Suspension of Operations at the Balmat Mine

On August 22, 2008, we announced the suspension of operations at the Balmat zinc mine and concentrator as a result of lower zinc prices, continued high operating costs associated with the geology of the Balmat mine and general inflationary pressures. Our management team determined that the Balmat operation was not economically viable in the current market conditions and the operations were placed on care and maintenance until economic conditions warrant re-evaluation. Operations at the Balmat mine were re-started in May 2006 and achieved commercial production in 2007.

Sale of Gays River Mineral Property

In July 2006, we completed the sale of ScoZinc Limited to Acadian Gold Corporation for $7.5 million, plus adjustments. ScoZinc Limited owned the Gays River lead and zinc mineral property in Nova Scotia, which produced lead and zinc concentrates from a concentrator located at the property.

Closure of Konuto Lake Mine

In May 2006, work commenced on the decommissioning and rehabilitation of the Konuto Lake Mine, which was closed as planned in 2005 after depletion of the mineral reserves. Re-vegetation activities during the 2007 growing season completed the decommissioning and rehabilitation of the site. Various monitoring and follow-up activities will continue until 2010.

Acquisition of Exploration Properties in the Flin Flon Greenstone Belt

In March 2006, we announced that we had increased our exploration land holdings in the Flin Flon Greenstone Belt in northern Manitoba. We acquired two mineral exploration licenses in northern Manitoba, increasing our exploration land holdings by approximately 94,000 hectares to a total of approximately 296,000 hectares, which was subsequently increased gradually throughout 2006 to 383,283 hectares.

Acquisition of White Pine Copper Refinery

In January 2006, through a U.S. based wholly-owned subsidiary of HudBay, we completed the purchase of White Pine, a Michigan-based copper refinery, for a total purchase consideration, including adjustments, of $17.9 million. White Pine provides us with a dedicated processing facility and reduces the cost of refining for our produced copper anodes.

Agency Relationship with CMM

In 2006, we changed our contractual relationship with Considar Metal Marketing Inc. (“CMM”), our marketing joint venture with Traxys SARL, from a sales relationship to an agency relationship with respect to the marketing of copper and precious metals and extended the relationship to include zinc, zinc oxide and other associated products. Under the agency relationship, we, through our wholly-owned subsidiary HudBay Marketing & Sales Inc. (“HMS”), retain title to our metal products until sold to third party customers. Effective January 1, 2009, we terminated our joint venture. We intend to complete the acquisition of 100% ownership of CMM shortly.

Corporate Structure

The following chart shows our principal subsidiaries, their jurisdiction of incorporation and the percentage of voting securities we beneficially own or over which we have control or direction.

Notes:

(1)	Hudson Bay Mining and Smelting Co., Limited owns our 777 mine, Trout Lake mine and Chisel North mine and indirectly owns, through subsidiaries, our White Pine copper refinery.
(2)	Compañia Guatemalteca de Niquel S.A. indirectly owns, through subsidiaries, the Fenix Project. See “The Fenix Project”.
(3)	Hudson Bay Exploration and Development Company Limited owns our key exploration properties.
(4)	St. Lawrence Zinc Company LLC owns the Balmat mine.

OUR BUSINESS

Overview

We are a Canadian-based, integrated base metals mining, metallurgical processing and refining company with assets in North and Central America. Our core assets are our mines and other mineral properties and our metallurgical processing and refining assets. We own zinc and copper mines, concentrators and metal production facilities in northern Manitoba and Saskatchewan, a zinc oxide production facility in Ontario, a copper refinery in Michigan and a nickel project in Guatemala. In addition to our primary products, zinc and copper, we also produce gold, silver and zinc oxide. Our objective is to increase shareholder value through efficient operations, organic growth and accretive acquisitions, all while maintaining our financial strength.

We have the following operations:

•	the 777 and Trout Lake zinc and copper mines near Flin Flon, Manitoba;

•

a metallurgical complex located in Flin Flon, Manitoba consisting of an ore concentrator, a zinc pressure leach and electro-winning plant and a copper smelter, with an annual production capacity of approximately 115,000 tonnes of cast zinc and approximately 90,000 tonnes of anode copper, as well as gold and silver;

•	a zinc oxide plant located in Brampton, Ontario with annual production capacity of approximately 45,000 tonnes of zinc oxide, which off-takes in excess of 25% of our annual zinc metal production; and

•	a copper refinery in White Pine, Michigan, with annual production capacity of approximately 75,000 tonnes of refined copper.

Along with our current operations, we also have:

•	the Fenix Project, a substantial nickel laterite project in eastern Guatemala, construction of which was suspended in November 2008;

•	the Lalor zinc/gold deposit near Snow Lake, Manitoba;

•	other development properties, including the Tom and Jason properties in the Yukon and the Bur, Talbot and Watts River deposits in the Flin Flon Greenstone Belt;

•

the Chisel North mine and Snow Lake concentrator, near Snow Lake, Manitoba, and the Balmat zinc mine and ore concentrator in New York State, which were placed on care and maintenance in January 2009 and August 2008, respectively, due to decreased metal prices related to the recent global economic downturn; and

•

land positions of 378,930 hectares in Manitoba and Saskatchewan, and land holdings in Guatemala, New York State, the Yukon, Ontario and Chile that offer us the opportunity to develop and grow our business through our exploration program.

Our personnel include:

•	a seasoned exploration team with a proven track record of discovering new ore bodies, and

•	experienced mine and production management, and a workforce with an excellent health and safety record.

In 2008, we produced 112,955 tonnes of cast zinc and produced a further net 15,749 tonnes of zinc concentrate, 74,682 tonnes of copper, 108,527 ounces of gold, 2,293,862 ounces of silver and 34,705 tonnes of zinc oxide. Our two primary products, copper and zinc, represented approximately 56% and 20% of our total revenue, respectively in 2008. In 2007, copper and zinc represented approximately 53% and 28% of our total revenue, respectively.

The following map shows where our key assets and development projects are located.

Our Competitive Strengths

We believe that we have the following business strengths, which should enable us to increase our production and profitability.

Land Positions with Exploration Potential

Over the past 80 years, we and our predecessors have brought into production over 25 ore bodies on our lands. We hold a land position of 378,930 hectares in Manitoba and Saskatchewan. Currently, we own three mines on HudBay land in Manitoba. Our land position includes select portions of the highly prolific Flin Flon Greenstone Belt that we believe have potential for further mineral deposit discoveries. Since much of this property is within 100 kilometres of our two ore concentrators (one of which is on care and maintenance) in this region, we anticipate that we will be able to economically exploit even small mineral deposits that are discovered.

We hold a considerable land position in the Lake Izabal region of eastern Guatemala that contains our Fenix laterite nickel project. The exploration licence known as “Extraccion Minera Fenix” covers 24,800 hectares. The exploration license known as Niquegua Montufar II is located on the south side of Lake Izabal and covers 3,230 hectares of prospective nickel laterite terrain.

We also hold 21,620 hectares of mineral rights in New York State, 5,823 hectares of mineral rights in the Yukon, 10,897 hectares of mineral rights in southwestern Ontario and 1,531 hectares of mineral rights in Chile. We have optioned some of our properties to other exploration companies as a means of leveraging our exploration expenditures in the Flin Flon Greenstone Belt.

Vertically Integrated Operations

Our Flin Flon and Snow Lake operations in northern Manitoba consist of two operating mines plus the Chisel North mine, which has been placed in care and maintenance due to the current economic environment, two ore concentrators (one of which is on care and maintenance), a copper smelter, a zinc plant and related infrastructure. These integrated operations limit our exposure to fluctuating third party concentrate treatment and refining charges. In addition, we have available capacity at our metallurgical plants, which gives us the flexibility to develop ore bodies in the area of Flin Flon and Snow Lake that a mining company without proximate metallurgical plants may not be able to develop profitably, after payment of concentrate transportation and treatment charges. Our zinc oxide production facility, Zochem, in Brampton, Ontario, processes approximately 25% of our zinc metal production to produce zinc oxide. This off-take mitigates the impact on us of sales volume cycles in the zinc metal market. Through CMM we monitor and maintain customer relationships that have historically supported demand and premium pricing for our zinc, zinc oxide and copper products. Our White Pine copper refinery, acquired in January 2006, completes our copper vertical integration, reduces our unit cost to produce refined copper and provides assurance of access to a facility to process anode copper produced from our Flin Flon smelter.

Modern, Upgraded Facilities

Between 1998 and 2004, HudBay invested approximately $435 million to expand, modernize and improve our mines and plants in Manitoba and Saskatchewan. The “777 Project” involved construction and development of the modern 777 mine, as well as the Chisel North mine (which is currently under care and maintenance), capacity expansion of the ore concentrator in Flin Flon and expansion of our zinc plant, including the installation of an electrolytic cell house and other infrastructure upgrades. The design of our Flin Flon zinc plant permits a further low cost capacity expansion of approximately 15%. The “777 Project” improved our productivity through both the implementation of new technology and streamlining of our workforce. This has translated into operating efficiencies, cost reductions and the capacity to produce higher volumes and grades of ore.

Experienced Management Team

Our management team has considerable experience in identifying, acquiring and financing mining operations as well as managing public companies. We believe this experience provides a solid base on which to expand our operations. Our management team also has a proven record of success in various aspects of the mining industry, including mining, processing, marketing and the subsequent reclamation of mines.

Skilled and Stable Workforce

Our workforce is well-trained, historically stable and has significant operational experience at all levels. There has not been a significant labour work stoppage at our Flin Flon operations in over 30 years. Moreover, employees at our Manitoba operations, where the majority of our employees are located, are subject to a labour stability amending agreement that provides a framework for resolving new collective agreements that expire prior to July 2012 and that effectively assures no strikes or lockouts at our operations in northern Manitoba and Saskatchewan through December 2014. See “Operations—Employees”.

Strong Safety, Environmental and Product Quality Performance

One of our core values is protecting the health and welfare of our employees and reducing the impact of our operations on the environment. We have established a strong safety record. HudBay’s North American operations maintained certification to Occupational Health and Safety Assessment Series 18001 (“OHSAS 18001”) in 2008. For the three years ended December 31, 2008, we experienced an average annual frequency rate of 0.97 lost time injuries per 200,000 hours worked, which included both our employees and contractors.

We intend to continue to adhere to applicable environmental compliance standards with a goal of continually improving our environmental performance. All of our producing operations have been certified to the Environmental Management System Standard ISO 14001. There were no significant environmental non-compliances during 2008.

We believe that ongoing improvement in the safety of our workforce assists in maintaining healthy labour relations and that our ability to minimize lost-time injuries and environmental regulatory violations is a significant factor in maintaining and realizing opportunities to improve overall operational efficiency.

The production and supply of the Company’s final products is certified to Quality Management Systems Standard ISO 9001.

Well-Developed, Low-Cost Infrastructure

We have a well-developed infrastructure at our Manitoba and Saskatchewan operations. Substantially all of our electrical power is supplied by Manitoba Hydro from both its and Saskatchewan Power Corporation’s power grids, which are fed by three hydroelectric generating stations. Historically, the price of electricity from Manitoba Hydro has been among the lowest offered by major energy utilities in North America. The water supply for the Flin Flon metallurgical complex is pumped from nearby Trout Lake. Further, the Flin Flon properties have well developed access to rail, road and air transportation. Rail access allows concentrate and many other key consumables, such as propane and fuel oil, to be purchased in bulk. It also provides the lowest cost for transport of our products. At our facilities in Michigan and New York State, as well as our Zochem facility in Brampton, Ontario, we have well established sources for the supply of electrical power and well developed rail and road access.

Strategic Review

2008 was a year of significant transition for HudBay, culminating with the resignation of our previous board of directors on March 23, 2009 and the appointment of nominees of SRM. The transition in our board followed the resolution of a proxy contest initiated by SRM in December 2008. In connection with the board transition, Colin K. Benner resigned as interim chief executive officer and Peter R. Jones was appointed chief executive officer. Mr. Benner had replaced Allen J. Palmiere, who resigned as chief executive officer on March 9, 2009. See “Directors and Officers”. Mr. Jones and the new board of directors have initiated a process to conduct a strategic review of HudBay and its operations.

Material Properties

We have the following properties that are material to HudBay:

777 Mine

The 777 mine is an underground zinc and copper mine located immediately adjacent to our principal concentrator and metallurgical plant in Flin Flon, Manitoba. Development of the mine commenced in 1999 and commercial production from the mine began in 2004. For a detailed description of the 777 mine, see Schedule C. The technical and scientific information included in Schedule C respecting the 777 mine has been prepared under the supervision of Kimberley Proctor, B.Sc., P. Geo,. who is employed by our subsidiary HBMS, as Superintendent, Mining Technical Services and who is a “Qualified Person” within the meaning of NI 43-101.

Trout Lake Mine

The Trout Lake mine is an underground zinc and copper mine located approximately six kilometres northeast of Flin Flon. The mine commenced production in 1988. For a detailed description of the Trout Lake mine, see Schedule C. The technical and scientific information included in Schedule C of the Trout Lake mine has been prepared under the supervision of Kimberley Proctor, B.Sc., P. Geo., who is employed by HBMS, as Superintendent, Mining Technical Services and who is a “Qualified Person” within the meaning of NI 43-101.

Chisel North Mine

The Chisel North mine is an underground zinc mine located 10 kilometres west of our Snow Lake concentrator and about six kilometres south of the town of Snow Lake, Manitoba, which is approximately 215 kilometres from Flin Flon. Commercial production commenced at the Chisel North mine in June 2000. On January 9, 2009, we announced that we would place the Chisel North mine and Snow Lake concentrator on care and maintenance until economic conditions warrant re-evaluation. The suspension of operations was due to depressed base metals prices related to the global economic downturn. For a detailed description of the Chisel North mine, see Schedule C. The technical and scientific information included in Schedule C respecting the Chisel North mine has been prepared under the supervision of Kimberley Proctor, B.Sc., P. Geo., who is employed by HBMS, as Superintendent, Mining Technical Services and who is a “Qualified Person” within the meaning of NI 43-101.

Fenix Project

The Fenix Project is a substantial nickel laterite project in eastern Guatemala that we acquired when we completed the acquisition of Skye in August 2008. The Fenix Project also includes processing facilities that have been on care and maintenance since 1980. On November 19, 2008, we filed with the Canadian Securities Administrators a technical report entitled “Technical Report on an Update to the Fenix Project, Izabal Guatemala,” effective as of September 15, 2007, (the “Fenix Technical Report”). The authors of the Fenix Technical Report are John B. Scott, P.Eng., and Colin McKenzie, P.Geo., each of whom is a “Qualified Person” within the meaning of NI 43-101. The full text of the Fenix Technical Report is incorporated herein by reference and is available at www.sedar.com. A summary of the Fenix Technical Report is attached to this AIF as Schedule D.

Readers should be aware that, since the effective date of the Fenix Technical Report (September 15, 2007), there have been changes to both the Fenix Project and to the pricing and availability of Project inputs and outputs that would require changes to the Fenix Technical Report if an update was prepared. In particular, construction on the Fenix Project was suspended in November 2008 and the power purchase and transmission contracts with affiliates of Duke Energy International have been terminated. Upon re-commencing construction there can be no certainty that the capital and operating cost estimates would remain accurate. We, indirectly through subsidiaries, now own 98.2% of Compañia Guatemalteca de Niquel S.A. (“CGN”), which owns 100% of the Fenix Project.

Lalor Deposit

The Lalor zinc and gold deposit, discovered in 2007, is located approximately 18 kilometers by road west of Snow Lake, Manitoba. We filed a NI 43-101 technical report on the Lalor deposit (the “Lalor Technical Report”) on September 22, 2008, and subsequent drilling discovered a separate gold zone that could afford the Lalor deposit a distinct mining horizon with principal credits derived from gold mining. The author of the Lalor Technical Report is Ian T. Blakley, P.Geo., who is a “Qualified Person” within the meaning of NI 43-101. The full text of the Lalor Technical Report is incorporated herein by reference and is available at www.sedar.com. A summary of the Lalor Technical Report is attached to this AIF as Schedule E.

Mineral Potential of our Material Properties

The 2009 estimated measured and indicated mineral resource and the estimated inferred mineral resource for our material producing properties in Manitoba were prepared under the supervision of Kimberley Proctor, B.Sc., P.Geo, who is employed by HBMS as Superintendent Mines Technical Services and who is a Qualified Person under NI 43-101. The 2009 estimated mineral reserve and the estimated diluted, recovered and economically tested inferred mineral resources for our material producing properties in Manitoba have been prepared under the supervision of Robert Carter, B.Sc., P.Eng., who is also employed by HBMS as Senior Mines Analyst and who is a Qualified Person under NI 43-101.

To estimate mineral reserves, measured and indicated mineral resources were first estimated in a 12-step process, which includes determination of the integrity and validation of the data collected, including confirmation of specific gravity, assay results and methods of data recording. The process also includes determining the appropriate geological model, selection of data and the application of statistical models including probability plots and restrictive kriging to establish continuity and model validation. The resultant estimates of measured and indicated mineral resources are then converted to proven and probable mineral reserves by the application of mining dilution and recovery, as well as the determination of economic viability using full cost analysis. Other factors such as depletion from production are applied as appropriate.

The following table sets forth estimates of our mineral reserves at 777 mine, Trout Lake mine and Chisel North mine as at January 1, 2009.

Estimate of HudBay Mineral Reserves(1)(2)(3) – January 1, 2009

	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
777 Mine
Proven	4,392,700	2.4	27.0	3.2	4.1
Probable	10,039,800	2.3	30.2	2.1	4.8
Trout Lake Mine
Proven	1,094,700	1.1	11.8	1.8	3.8
Probable	532,900	2.2	10.5	2.6	3.2
Chisel North Mine
Proven	284,300	—	—	—	8.7
Probable	208,100	—	—	—	8.9
Total Proven	5,771,700
Total Probable	10,780,800
Total Mineral Reserve	16,552,500

Notes:

(1)	This table shows the estimated reserves at our material producing properties in Manitoba. For the reserve estimates associated with the Fenix Project, see Table 1-2 in Schedule D. Our Balmat mine was determined to be non-material as of December 31, 2008. Reserves associated with the Balmat mine have been reclassified as resources.
(2)	The zinc price used for mineral reserve estimation was US$0.85 per pound, the copper price was US$2 per pound, the gold price was US$700 per ounce and the silver price was US$12 per ounce.
(3)	The estimate as at January 1, 2009 was prepared in accordance with NI 43-101 and the Canadian Institute on Mining, Metallurgy and Petroleum CIM Standards on Mineral Resources and Reserves: Definitions and Guidelines.

Estimated inferred mineral resources within our mines were estimated by a similar 12-step process, used to estimate measured and indicated resources. The inferred mineral resources tabulated below and contained in our mines are compliant with the requirements of NI 43-101 and have had dilution and recovery applied and have been economically tested using the same full cost analysis and long term metal prices as those used for the estimation of the mineral reserves.

The following table sets forth estimates of our inferred mineral resources at 777 mine, Trout Lake mine and Chisel North mine as at January 1, 2009.

Estimated Inferred Mineral Resources(1)(2) – January 1, 2009

	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
777 Mine	1,551,300	1.7	25.0	1.2	4.0
Trout Lake Mine	178,300	1.2	3.8	2.8	1.4
Chisel North Mine	60,500	—	—	—	7.8
Total Resources	1,790,100

Notes:

(1)	This table shows our estimated inferred mineral resources at our material mining properties in Manitoba. For the estimated measured, indicated and inferred mineral resources associated with the Fenix Project and the Lalor deposit see Table 1-1 in Schedule D and Table 1-1 in Schedule E, respectively.
(2)	Diluted, recovered and economically tested.

Exploration

Along with the Lalor deposit, our exploration team has identified a number of key exploration targets, including the Tom and Jason properties in the Yukon and the Bur, Talbot and Watts River deposits in the Flin Flon Greenstone Belt, each of which has been the subject of a NI43-101 technical report. We intend to continue to pursue these and other organic growth opportunities, and we believe the exploration methodologies we have developed should be applicable to other greenstone belts and to other types of mineralization. Our exploration efforts were most recently recognized when we won the Prospectors’ and Developers’ Association of Canada’s Bill Dennis Award in 2009 for our discovery of the Lalor deposit.

As well as exploration that we are carrying out ourselves on our properties, we are furthering the exploration of certain properties through a number of option agreements with third parties that enable us to advance the exploration and development of mineral properties in the Flin Flon Greenstone Belt without incurring significant costs. While such properties and related option agreements are not presently material to HudBay, it is possible that ongoing exploration may identify material deposits on one or more of these properties. Among the option agreements to which we are a party are the following:

•

We entered into an option agreement with Troymet Exploration Corp. (“Troymet”) whereby Troymet could acquire an interest in our McClarty gold property. In May 2008, Troymet exercised their option and consequently holds an undivided 60% interest in the property. We have elected to exercise our right to earn back a 20% undivided interest in the property by incurring expenditures of $750,000 within a three year period. If we earn back a 20% interest, a joint venture agreement will be formed pursuant to which we would be entitled to a 2% net smelter return (“NSR”).

•

We entered into an option agreement with High River Gold Mines Ltd. (“High River”) whereby High River could earn a 100% interest in our claims totaling 2,964 hectares adjacent to the New Brittania gold mine property near Snow Lake, Manitoba. High River’s rights, through a series of sales were passed on to Garson Gold Corp (“Garson”). In December 2007, Garson exercised its option to acquire a 100% interest in the properties. We retain a 1.5% NSR on all gold and silver production from the properties and the right to explore for all minerals including base metals and to conduct operations to produce base metals should a deposit be defined.

•

In August 2007, we entered into an option agreement with VMS Ventures Inc. (“VMS”) whereby VMS may acquire a 100% interest in HudBay properties of approximately 573 hectares in the Reed Lake area of the Flin Flon Greenstone Belt, near Snow Lake, Manitoba. In order for VMS to acquire 100% interest in the property, it must pay us $55,000 and incur exploration expenditures of $300,000 over a three-year term. If VMS meets its obligations and exercises its option rights, we have buy back rights to acquire up to a 70% interest in the property or to retain a 2% NSR. In October 2008, VMS filed a notice of dispute with the Manitoba Provincial Mining Recorder regarding the validity of one of the claims subject to the option agreement. We intend to defend our rights with respect to this mineral property.

•

In March 2007, we entered into seven separate option agreements with Rockcliff Resources Inc. (“Rockcliff”) whereby Rockcliff may acquire a 100% interest in our Rail, Reed, Kof, Sylvia and certain other properties as well as three other properties in the Snow Lake area of the Flin Flon Greenstone Belt. The seven properties total approximately 15,847 hectares. In order for Rockcliff to acquire a 100% interest in these properties, it must pay us an aggregate of $2.06 million in escalating incremental payments and incur escalating expenditures totalling $9.8 million over the four-year term of the agreement, commencing March 2007. If Rockcliff exercises one or more of these options, we retain the right to a 2% NSR or have buy back rights to acquire up to a 65% interest in each mineral property.

•

In September 2006, we entered into four separate option agreements with Murgor Resources Inc. (“Murgor”) whereby Murgor may acquire a 100% interest in our Hudvam, Wim, Tyr and Fon mineral properties, in the Flin Flon and Snow Lake areas of northern Manitoba. The properties total approximately 5,368 hectares. We retain the right to a 2% NSR or have the right to buy back a 65% interest in each mineral property.

•

In August 2006, we entered into an option agreement whereby we could acquire 100% of the Jason lead/zinc mineral property (the “Jason Property”) in the Yukon from MacPass Resources Limited, for $1.0 million. In March 2007, we exercised our option to purchase the Jason Property.

The Jason Property is subject to a 3% NSR, and HudBay has also entered into an NSR purchase agreement which allows us to purchase, at any time, one-half of the 3% of the NSR for $1.25 million and the remaining one-half of the 3% NSR for $4 million. The Jason Property is close to our 100% owned Tom lead/zinc mineral property.

•

In March 2006, we entered into option agreements with Halo Resources Ltd. (“Halo”) for claims held by us in the Sherridon district of the Flin Flon Greenstone Belt in northern Manitoba. The option agreements provide for Halo to acquire, subject to certain escalating exploration expenditures and payments to us, a 100% interest in 24 claims and a mineral lease, covering 3,478 hectares in the Sherridon district. The option agreements are effective for between three and five years and provide us with back-in rights or a NSR. We have also agreed to provide Halo access to certain historical exploration data on approximately 33,170 hectares in the Sherridon district.

Processing and Refining Operations

To complement our current mining operations, we have a vertically integrated business model that includes metallurgical processing and refining. The following chart outlines our current metallurgical processing and refining operations flow.

Concentrators

Our primary ore concentrator is located in Flin Flon, Manitoba. We placed our other concentrators, in Balmat, New York and Snow Lake, Manitoba, on care and maintenance on August 22, 2008 and January 9, 2009, respectively, until economic conditions warrant re-evaluation.

Historical Production

The following table sets forth certain information regarding our total concentrate production at our concentrators during the years ended December 31, 2008, 2007 and 2006.

		Flin Flon Concentrator			Snow Lake Concentrator			Balmat Concentrator
		December 31			December 31			December 31
	Units	2008	2007	2006	2008	2007	2006	2008	2007(1)
Ore Milled	000s tonnes	2,255.9	2,252.6	2,258.1	317.6	320.9	325.1	281.1	333.1
Zinc	%	4.2	4.4	4.36	7.41	8.29	8.59	8.04	6.90
Copper	%	2.4	2.6	2.58	—	—	—	—	—
Gold	grams/tonne	1.9	2.1	1.99	—	—	—	—	—
Silver	grams/tonne	23.0	21.6	20.99	—	—	—	—	—

Zinc Concentrate	000s tonnes	155.1	163.7	161.6	43.8	50.6	53.0	37.3	38.6
Zn grade	%	52.1	51.8	51.9	51.0	50.5	51.4	57.3	57.2
Zn recovery to Zn concentrate	%	85.9	85.7	85.1	95.0	96.2	97.6	94.4	95.4

Copper Concentrate	000s tonnes	203.5	216.5	218.2	—	—	—	—	—
Cu grade	%	24.6	24.9	24.9	—	—	—	—	—
Cu recovery to Cu concentrate	%	93.3	93.0	93.4	—	—	—	—	—
Au recovery to Cu concentrate	%	75.6	68.7	70.7	—	—	—	—	—
Ag recovery to Cu concentrate	%	61.2	61.2	63.5	—	—	—	—	—

Notes:

(1)	The Balmat concentrator and the Snow Lake concentrator were placed on care and maintenance on August 22, 2008 and January 9, 2009, respectively.
(2)	The Balmat concentrator returned to commercial production on January 1, 2007 and was not in production in 2006. The concentrator was placed on care and maintenance on August 22, 2008.

Flin Flon Concentrator

At the Flin Flon concentrator, we produce zinc and copper concentrates from ore mined at the 777 and Trout Lake mines. As part of the “777 Project”, the capacity of the Flin Flon concentrator was expanded from approximately 1.81 million tonnes of ore per year to approximately 2.18 million tonnes of ore per year. The concentrator can handle ore from each mine separately, and blending is done at the grinding stage.

The Flin Flon concentrator facility includes a paste backfill plant and associated infrastructure such as maintenance shops and laboratories. The concentrator is located directly adjacent to the metallurgical zinc plant and copper smelter in Flin Flon.

The ore is crushed in a two-stage process using cone crushers to -19 millimetres with a combination of screens and recycling of oversized material. The fine ore is stored in seven 725 tonne fine ore bins. The grinding circuit has two 3.8 meter by 4.9 meter rod mills and a 5.0 meter by 9.7 meter ball mill operating in closed circuit with six cyclones. The final product is 80% passing 70 microns at a rate of 300 tonnes per hour.

The copper circuit has six 40 cubic meter cells for roughing/scavenging and a bank of four 16 cubic meter and four eight cubic meter cells for closed circuit cleaning. On removal of the copper, the slurry is fed to the zinc circuit with nine 40 cubic meter cells for roughing/scavenging and a three stage cleaning circuit. The system includes an on stream analyzer.

The concentrates are de-watered in two 8.0 meter diameter high rate thickeners and five 2.6 meter by 6.0 meter vacuum disc filters. Both copper and zinc concentrate are transferred to the concentrator storage sheds prior to treatment in the metallurgical complex. Tailings from the concentrator are pumped to the Flin Flon tailings impoundment immediately adjacent to the concentrator. The tailings pond underwent an expansion, and was completed and commissioned in 2007.

Snow Lake Concentrator

The Snow Lake concentrator, which is on care and maintenance until economic conditions warrant reevaluation, is approximately 215 kilometres from the metallurgical plants in Flin Flon. Prior to being placed on care and maintenance early in 2009, the facility processed only the Chisel North mine ore and produced zinc concentrate that was processed at the zinc plant in Flin Flon. The concentrator’s capacity is approximately 1.2 million tonnes of ore per year including crushing, grinding, flotation, thickening, filtering and drying capabilities. Concentrate is shipped by truck to Flin Flon. Unused concentrator capacity would be available for utilization by ore mined from new mine discoveries in the Snow Lake area, including the Lalor deposit.

The ore is crushed to -19 millimetres material by a single crusher. The oversize is processed through a cone crusher and delivered to a 750 tonne fine ore bin. The crushed ore is first ground in a rod mill and then in a ball mill. The zinc flotation is by a set of four zinc rougher cells, three scavenger cells and a three stage cleaning circuit. The zinc concentrate is dewatered and held in a storage shed before being truck hauled to our metallurgical plant in Flin Flon.

Tailings generated by the Snow Lake concentrator are deposited in Anderson Lake, which we believe mitigates environmental concerns, as the tailings are deposited in a subaqueous manner, minimizing the potential for generation of acid rock drainage.

Balmat Concentrator

The 5,000 ton per day Balmat concentrator, which is on care and maintenance, is adjacent to the Balmat mine. The Balmat concentrator has a capacity of approximately 1.75 million tons of ore per year including crushing, grinding, flotation, thickening, filtering and drying capabilities and currently only processes the ore from the Balmat mine. The Balmat concentrator has the flexibility to crush ore directly from the Balmat mine or introduce ore external to the facility, maintaining the ability to process ore produced from other properties.

Tailings generated by the Balmat concentrator are deposited in the tailings impoundment facility approximately one mile from the facility, which complies with all applicable environmental regulations.

Metallurgical Facilities

At our Flin Flon, Michigan and Brampton facilities, we produce zinc and copper metal products from concentrates sourced from our mines (“domestic concentrates”) and from concentrates purchased from other parties (“purchased concentrates”). We also sell some concentrates to third parties.

The following table below sets forth certain information regarding our total metal production and sales of concentrates during the years ended December 31, 2008, 2007 and 2006.

	Units	2008	2007		2006
Metal Produced(1)
Metal Production from Domestic Concentrates
Zinc	000s tonnes	103.0	99.8		113.6
Copper(2)	000s tonnes	55.3	54.3		56.7
Gold(2)	000s troy oz.	107.6	100.3		96.0
Silver(2)	000s troy oz.	1,131.9	943.4		962.7
Metal Production from Purchased Concentrates
Zinc	000s tonnes	10.0	10.7	(3)	4.3	(3)
Copper(2)	000s tonnes	19.4	35.7		31.5
Gold(2)	000s troy oz.	0.9	2.3		2.0
Silver(2)	000s troy oz.	1,162.0	503.3		382.2
Total Metal Production
Zinc	000s tonnes	113.0	110.5		118.0
Copper(2)	000s tonnes	74.7	90.0		88.2
Gold(2)	000s troy oz.	108.5	102.6		98.0
Silver(2)	000s troy oz.	2,293.9	1,446.7		1,344.9
Balmat(4)
Zinc metal in concentrate for sale(3)	000s tonnes	21.3	22.1		9.0	(5)
Metal in concentrate purchased from a third party	000s tonnes	(9.0)	(6.3)		(3.8)
Total Produced(6)
Zinc	000s tonnes	125.3	126.3		123.3
Copper(2)	000s tonnes	74.7	90.0		88.2
Gold(2)	000s troy oz.	108.5	102.6		98.0
Silver(2)	000s troy oz.	2,293.9	1,446.7		1,344.9
Zinc Oxide
Zinc from HudBay	000s tonnes	26.2	29.1		32.5
Zinc from others	000s tonnes	2.2	0.0		1.4
Zinc oxide produced	000s tonnes	34.7	35.6		41.4
Metal Sold
Zinc	000s tonnes	126.2	133.0		114.6
Copper	000s tonnes	77.0	87.0		79.4
Gold	000s troy oz.	103.5	96.8		82.9
Silver	000s troy oz.	1,807.2	1,270.8		1,195.1

Notes:

(1)	Metal from concentrates and purchased concentrates include copper, gold and silver returned to the copper smelter for re-processing as part of the normal production process. Metal reported in concentrate is prior to refining losses or deductions associated with smelter terms.
(2)	Production in 2008 excludes recycled spent anode and represents non-recycled anode production only.
(3)	Includes tonnes from metal in Balmat purchased concentrates, purchased from a third party. HudBay sold all concentrates from its Balmat zinc mine to a third party, and elected annually to purchase up to 50% of Balmat zinc concentrate production sold to such third party.
(4)	Not in commercial production in 2006.
(5)	Metal in concentrate produced in 2006 prior to commercial production.
(6)	Includes production of metal and metal in concentrates for sale.

Zinc Plant

Our zinc plant located in Flin Flon, Manitoba produces special high-grade zinc metal in three cast shapes from zinc concentrate. Our plant is one of four primary zinc producers in North America. We produced 112,955 tonnes of cast zinc in 2008. The capacity of the zinc plant is approximately 115,000 tonnes of cast zinc per year, and an additional approximate 15% expansion is possible at comparatively low capital investment.

Both domestic concentrate produced from our mines and purchased concentrate from others are processed at the plant. Purchased concentrate accounted for 9.7% of zinc metal produced at our zinc plant in 2007 while 8.8% of our zinc metal was produced from purchased concentrate in 2008. We expect that volumes of purchased concentrate will increase and any future purchased concentrate requirements will be primarily sourced from North America.

The zinc plant uses Sheritt technology in two-stage zinc pressure leaching to extract zinc from zinc sulphide concentrate. The zinc plant also includes solution purification stages and a modern electro-winning cell house designed by Asturiana de Zinc. Included in the zinc plant are an oxygen plant, a concentrate handling, storage and regrinding facility, a zinc pressure leach plant, a solution purification plant, a cell house, a casting plant and a zinc storage area with the ability to load trucks or rail cars.

The zinc plant has a dedicated leach residue disposal facility. The bulk of the waste material is gypsum, iron and elemental sulphur. Wastewater is treated and recycled through the zinc plant.

The zinc casting plant is certified to ISO 9001 quality management system.

Copper Smelter

At our copper smelter located in Flin Flon, Manitoba, copper concentrates are processed into anodes, which are then sent by rail to White Pine, Michigan, where they are refined into market standard copper cathodes.

The copper smelter has an annual capacity of approximately 90,000 tonnes of copper anode. In 2008, we produced approximately 82,458 tonnes of copper, of which 7,777 tonnes was produced from recycled White Pine spent anode.

Both domestic concentrate from our mines and purchased concentrate from others are treated at the smelter. Approximately 32% and 20% of concentrate treated at our copper smelter in 2007 and 2008, respectively, was purchased concentrate. Concentrate has previously been purchased from a number of North American mines, with the principal supplier being in British Columbia. The main source of purchased concentrate has been from previous contracts originally scheduled to extend into 2009 and beyond. Owing to adverse economic conditions for treating purchased copper concentrates, we were was not able to obtain economic terms to purchase copper concentrate beyond 2008 and exercised early termination rights on contracts that were originally scheduled to extend into 2009 and beyond. Limited amounts of concentrates were purchased in 2009, which were priced previously on favourable terms. We will evaluate future opportunities to purchase copper concentrates based on the market rates for treatment and refining charges combined with our expected operating costs, which could affect the level of activity at the smelter.

Copper concentrate is delivered to the smelter by conveyor or rail. The copper smelter includes facilities for concentrate handling and storage, flux blending, roasting, calcine handling, smelting in a reverberatory furnace, processing in converting furnaces, refining and casting and rail car loading of anodes.

The concentrate is roasted in one of five roasters to remove approximately half of the sulphur. The resultant calcine is then processed through a reverberatory furnace to produce copper matte. The matte is converted into blister copper in converters and then refined and cast into anode in a wheel mould.

The smelter has procedures to handle wastes produced by the process. The roaster gases and gases from other furnaces are passed through electrostatic precipitators to remove dust, which is in part recycled to the furnaces. The slag is deposited in a slag storage area and is used primarily for tailings dam construction.

HudBay’s copper smelter is subject to emission reduction targets set out in a notice issued on April 29, 2006 by the Canadian government pursuant to the Canadian Environmental Protection Act. The notice required us to prepare and commence implementation of a pollution prevention plan (“P2 Plan”) that considers annual air release limit targets for sulphur dioxide, particulate matter and mercury emissions.

The P2 Plan was prepared and implementation was commenced as required by October 29, 2006. We are also required to provide annual interim progress reports until the P2 Plan is fully implemented by December 31, 2015. The smelter complied with the sulphur dioxide emission target of 187,000 tonnes in 2008. While we acknowledge the emission reduction targets under the P2 Plan, we recognize that compliance with the 2015 target will likely be uneconomic to achieve and as such we will likely close the copper smelter prior to that date.

It is anticipated that if the smelter is closed, copper concentrates will be sold to others for treatment. Preparations have commenced to allow for the operational changes required upon closure of the smelter given the integrated nature of the metallurgical complex in Flin Flon. In addition, work is underway to address the logistical issues required to enable copper concentrate to be shipped off-site to third-party smelters either in North America or off-shore.

White Pine Copper Refinery

White Pine, which is located in the western upper peninsula of Michigan, processes our copper anode into refined copper cathode with the recovery of precious metals in a saleable slimes product, which are sold to a third party customer.

White Pine is the beneficiary of an agreement with the State of Michigan pursuant to which the State of Michigan has covenanted not to take any action against White Pine for clean-up costs at the White Pine property in connection with contamination that existed at the time it acquired the property, including contamination emanating from, or attributable to, such contamination, under certain sections of the Natural Resources and Environmental Protection Act (Michigan). Pursuant to this agreement, White Pine has agreed to certain conditions. Notwithstanding our acquisition of White Pine, this covenant has continued for our benefit.

In 2008, copper cathode production was 68,824 tonnes. New electrowinning technology came on line in the first quarter of 2008, which has the potential to increase production by approximately 1,100 tonnes annually.

Zochem

Zochem is our zinc oxide production facility, located in Brampton, Ontario. Zochem has the capacity to off-take approximately 37,000 tonnes of our zinc metal production per year, having the potential to buffer our production schedules and inventories against the impact of zinc market cyclicality. In 2008, Zochem was the third largest producer of zinc oxide in North America, accounting for approximately 20% of the North American market.

The Zochem facility has a total capacity of approximately 45,000 tonnes per year of zinc oxide. In 2008, Zochem produced approximately 35,000 tonnes of zinc oxide. The zinc oxide produced by Zochem in 2008 was sold by CMM.

Zochem is registered to the OHSAS 18001, the ISO 14001 and the ISO 9001 safety, health, environmental and quality management systems.

Employees

In our mines and other operations, we had approximately 1,502 employees in northern Manitoba and Saskatchewan, as at December 31, 2008, of whom approximately 1,313 were unionized. Employees covered under the collective agreements include steelworkers, machinists and aerospace workers, electrical workers, boilermakers, carpenters, painters, operating engineers and clerical and technical employees. In 1998, HudBay entered into a labour stability agreement in respect of its existing Flin Flon/Snow Lake collective bargaining agreements, whereby the Company and its Unions agreed that any collective agreement expiring prior to July 1, 2012 would be settled by way of binding arbitration in the event that the parties could not otherwise agree to a negotiated contract settlement. This agreement effectively assures no strike or lockout through December 2014. On February 3, 2009 we announced that the unions at our Flin Flon and Snow Lake operations ratified new three year collective agreements, effective January 1, 2009. We maintain a profit sharing plan whereby 10% of HBMS’ earnings (after applicable adjustments) for any given fiscal year are distributed to eligible employees in the Flin Flon/Snow Lake operations.

Our Zochem division in Brampton, Ontario employed 37 people, as at December 31, 2008, 21 of whom were unionized. Zochem and the Communications, Energy and Paperworkers union are parties to a three-year collective agreement which expires in July 2009.

In addition, as at December 31, 2008 we had approximately 34 employees at the Balmat mine, 130 employees at the Fenix Project in Guatemala, 62 employees at White Pine and 17 at our Toronto head office. 48 unionized employees at White Pine are covered under a collective agreement that expires on January 25, 2010.

Code of Conduct and Business Ethics

HudBay documents the principles of conduct and ethics to be followed by the employees, officers and directors of HudBay and its subsidiaries in its Code of Conduct and Business Ethics (the “Code”). Its purpose is to:

•	promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	promote avoidance of conflicts of interest, including disclosure to an appropriate person of any material transaction or relationship that reasonably could be expected to give rise to such a conflict;

•

promote full, fair, accurate, timely and understandable disclosure in reports and documents that HudBay and its subsidiaries file with, or submit to, the securities regulators and in other public communications made by HudBay and its subsidiaries;

•	promote compliance with applicable governmental laws, rules and regulations;

•	promote the prompt internal reporting to an appropriate person of violations of the Code;

•	promote accountability for adherence to the Code;

•	provide guidance to employees, officers and directors to help them recognize and deal with ethical issues;

•	provide mechanisms to report unethical conduct; and

•	help foster HudBay and its subsidiaries’ longstanding culture of honesty and accountability.

HudBay and its subsidiaries expect all their employees, officers and directors to comply and act in accordance, at all times, with the principles stated above and the more detailed provisions of the Code (which is available at our website at www.hudbayminerals.com). Violations of the Code by an employee or officer or director are grounds for disciplinary action up to and including immediate termination.

Health and Safety

Our lost time accident frequency rate per 200,000 hours worked decreased from 1.05 in 2007 to 0.97 in 2008. However, there was a fatality at our Balmat facility on May 31, 2008. Safety statistics include our employees and contractors at all locations.

Marketing

In 2006, we changed our contractual relationship with CMM, our marketing joint venture with Traxys SARL, from a sales relationship to an agency relationship with respect to the marketing of copper and precious metals and extended the relationship to include zinc, zinc oxide and other associated products. Under the agency relationship, we, through our wholly-owned subsidiary HMS, retain title to our metals until sold to third party customers. Effective January 1, 2009, we terminated our joint venture. We intend to complete the acquisition of 100% ownership of CMM shortly.

Based on targeted marketing, quality products and long-standing customer relationships, we have historically received a gross premium to market prices on zinc and copper metal sales. Our continuing receipt of these premiums will depend on regional supply and demand within the North American market and the continued success of the marketing efforts of CMM.

Suppliers and Raw Materials

We spend a significant percentage of our annual consolidated revenue to procure goods and services in support of our business activities. Principal goods and services include copper and zinc concentrate, maintenance and repair parts and services, electricity, fuel and lubricants, ground support materials, explosives, tires, chemical reagents and ventilation supplies. We use suppliers or independent contractors for a portion of our equipment rebuilds and repairs both on and off-site, for construction and reclamation activities and to support computer systems.

In the past, we have purchased copper concentrate from a number of North American mines, with our principal suppliers located in British Columbia and Montana.

Competition

The base metals mineral exploration and mining business is highly competitive. We compete with numerous other companies for the discovery and acquisition of mineral rich properties that can be developed and produced economically, the technical expertise to find, develop, and operate such properties, the labour to operate the properties, and the capital for the purchase of such properties. Some of these companies are substantially larger and have greater financial resources than we do. Our ability to acquire additional mineral reserves in the future will depend not only on our ability to develop and operate our current properties, but also on our ability to identify and acquire suitable producing properties or prospects for base metals development or mineral exploration. We also compete with manufacturers of substitute materials or products for which zinc and copper are traditionally used. For example, steel treated with epoxy resins or paint may be used in place of zinc-based galvanized steel, and aluminum based conductors may be used in place of copper-based conductors. However, due to the metallic properties of zinc and copper, there are few, if any, substitutes for either that are of comparable quality.

ENVIRONMENTAL REGULATION AND COMPLIANCE

Legislation and Requirements

The mining industry is subject to extensive regulation by federal, state, provincial and local authorities as to matters including, but not limited to:

•	employee health and safety;

•	air quality;

•	water quality and availability;

•	the protection and enhancement of the environment (including the protection of plants and wildlife);

•	the generation, handling, use, storage, transportation, release, disposal and clean-up of regulated materials, including wastes; and

•	the reclamation and restoration of mining properties after mining is completed.

Our mining operations are regulated primarily by provincial and state legislation; however, we must also comply with applicable federal legislation and local by-laws.

The jurisdictions in which we operate have stringent environmental legislation and requirements. These laws require regulatory approval of many aspects of our mining and production operations. The construction, development and operation of a mine entails compliance with applicable environmental legislation and the obtaining of various permits, licences and approvals from various governmental authorities, which can include costly and time consuming environmental impact assessments. In addition, legislation requires that sites be closed and reclaimed to the satisfaction of provincial authorities. A breach of environmental legislation (including permits, licences and approvals) may result in the imposition of fines, other penalties, clean-up orders or the interruption of our activities, which could have a material adverse effect on our operations.

HudBay’s capital, decommissioning and operating costs in 2008 directly related to environmental protection requirements were approximately $18.2 million, the majority of which were expensed. In 2008, there were no other significant financial and operational effects, or effects on our competitive position, of complying with these environmental protection requirements. We are required to comply with the Canadian government’s emission reduction targets established under the Canadian Environmental Protection Act. See “Processing and Refining Operations - Copper Smelter”. While we met the sulphur dioxide target called for by our P2 Plan, we recognize that compliance with the 2015 target will be difficult to achieve on an economic basis, which will likely result in us closing our copper smelter. It is unforeseeable at this time whether the financial and operational effects (including capital expenditures) of compliance with other environmental protection requirements will remain the same or increase in future years.

Provincial Environmental Legislation

In general, Manitoba and Saskatchewan have similar environmental legislation. Both Manitoba and Saskatchewan have requirements for environmental impact assessments of certain new projects or major expansions. These assessments typically involve extensive stakeholder consultation, including public advertising and input. Each province also has its own legislation with respect to heritage and cultural resources, the handling and transportation of dangerous goods and site remediation and reclamation.

In Manitoba, air emissions from our metallurgical complex are governed by the Inco Limited and Hudson Bay Mining and Smelting Co., Limited Smelter Complex Regulation (the “HBMS Regulation”), made under The Environment Act (Manitoba) (the “EA”). The HBMS Regulation sets maximum levels of sulphur dioxide emissions and particulate emissions that HudBay’s Manitoba operations may emit. The HBMS Regulation also sets requirements for ambient air monitoring, stack sampling, and particulate emission monitoring and measurement.

Under The Mines and Minerals Act (Manitoba), before the holder of a mineral lease in Manitoba may commence mining, the holder must first submit a mine closure plan. A mine closure plan sets out a program for protection of the environment during the life of a project and for rehabilitation of the project site upon closing of the project, which includes the provision of security to the Province for performance of rehabilitation work in accordance with an approved mine closure plan.

In Saskatchewan, environmental matters relating to mining operations are governed primarily by The Clean Air Act (Saskatchewan) (the “CAA”), The Environmental Management and Protection Act, 2002 (Saskatchewan) (the “EMPA”) and the Mineral Industry Environmental Protection Regulations, 1996 (Saskatchewan) (the “MIEP”) made under the EMPA. The CAA and EMPA and their regulations require permits and approvals for the operation of any facility that discharges a pollutant into the environment. Under the MIEP, the Saskatchewan government also regulates the decommissioning, abandonment and reclamation of a mine or operation and requires that an assurance fund be established to ensure the completion of the decommissioning and reclamation of the mining site. We have deposited letters of credit with the Provinces of Saskatchewan and Manitoba in an amount intended to cover decommissioning costs. The Reclaimed Industrial Sites Act (Saskatchewan) (the “RISA”) provides for Saskatchewan to require an additional payment for monitoring and maintenance of a closed site at the time the site reverts to the Crown. Costs associated with compliance with the RISA could be material.

In Ontario, environmental matters related to the Zochem plant are primarily governed by the Environmental Protection Act (Ontario) (“EPA”), Ontario Water Resources Act (“OWRA”) and the regulations thereunder. The EPA regulates discharges to the natural environment including air, land, noise, odour and vibration. The EPA also regulates waste handling, storage, disposal and transportation. The OWRA regulates discharges to surface and ground water. Zochem may be required under either or both the EPA and the OWRA to obtain certain permits and certificates relating to, among other things, the storage of hazardous products, storm water management and water use. Both the EPA and the OWRA provide for penalties and clean-up orders to be levied in the event of non-compliant discharges as well as for contamination which is likely to cause an adverse effect to the natural environment.

Federal Environmental Legislation

Our Canadian operations must comply with the Canadian Environmental Protection Act, 1999 (“CEPA”), which regulates certain restricted and prohibited substances and can require the preparation of pollution prevention plans. Emissions to water from our mining operations are regulated by the Fisheries Act and Metal Mines Effluent Regulation (“MMER”). On April 29, 2006, the Canadian federal government issued a notice requiring the preparation and implementation of pollution prevention plans in respect of specified toxic substances released from base metals smelters and refineries and zinc plants, including our metallurgical complex. The notice sets target emissions for mercury, sulphur dioxide and particulate matter below our current emission levels.

The federal Canadian Environmental Assessment Act (“CEAA”) requires that an environmental impact assessment be conducted with respect to certain proposed projects. Projects that are subject to CEAA include projects requiring the disposition of federal lands and projects requiring federal approvals.

Zinc and copper mining frequently involves crossing, impounding, diverting and using surface waters. Such activities can require approval under federal legislation, such as the Fisheries Act (Canada) for the construction of a project that may result in the harmful alteration of fish habitat, or the Navigable Waters Protection Act (Canada) if the water course is navigable by watercraft.

U.S. Environmental Legislation

Our United States copper refining, mining and exploration activities are subject to various federal, state and local laws and regulations governing the protection of the environment, waste disposal, use of toxic substances, mine and worker health and safety and other matters, including the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Emergency Planning and Community Right-to-Know Act, the Endangered Species Act, the Federal Land Policy and Management Act, and related New York and Michigan state laws. These laws and regulations are complex, continuously evolving and have tended to become more stringent over time. These laws typically require us to maintain various federal and state air, water, waste control and mine reclamation permits. Failure to comply with applicable environmental and health and safety laws, regulations and permits can result in injunctions, damages, suspension or revocation of permits and the imposition of civil and criminal penalties. We are generally responsible for the environmental condition of the properties we own and where we operate, and for the environmentally responsible disposal of waste. Moreover, some of these laws impose liability for a release of hazardous substances into the environment on current and former owners and operators of a property where the release occurred, in some cases even where the release was caused by a third party, and on entities that disposed of, or arranged for the disposal of hazardous substances at a property, notwithstanding that the original disposal activity accorded with all regulatory requirements.

Regulatory approval of a detailed plan of operations and a careful disclosure of environmental emissions and effects is required prior to initiating mining or processing activities or for any substantive change to previously approved plans. In order to conduct mining operations, we will be required to obtain performance bonds related to environmental permit compliance and land restoration. These bonds may take the form of cash deposits or, if available, could be provided by outside insurance policies. We may be required to prepare and present to federal, state, or local authorities data pertaining to the effect or impact that any proposed industrial, exploration or mining activity may have upon the environment. All requirements imposed by any such authorities may be costly and time-consuming and may delay commencement or continuation of exploration or production operations. In addition, specific statutory and regulatory requirements and standards must be met throughout the life of the mining or processing operations in regard to air quality, water quality, fisheries and wildlife protection, archaeological and cultural resources, solid and hazardous waste management and disposal, the management and transportation of hazardous chemicals, toxic substances, noise, community right-to-know, land use and reclamation. We are currently in compliance in all material respects with all applicable environmental laws and regulations.

We own or operate properties, or have previously owned or operated properties, used for industrial purposes. Use of these properties may subject us to potential material liabilities relating to the investigation and clean-up of contaminants and claims alleging personal injury or property damage as the result of exposure to, or release of, hazardous substances.

Copper refining requires a number of permits under air, water discharge and waste disposal laws of the State of Michigan and the United States. Generally, Michigan enforces regulatory programs that are the same or similar to those enacted by the U.S. federal government. The State of Michigan is a party to the Midwestern Greenhouse Gas Reduction Accord. New York is a party to the Regional Greenhouse Gas Initiative. The United

States Environmental Protection Agency has published proposed rules that would require significant sources of greenhouse gasses to report emissions beginning with the calendar year 2010, and it may decide to regulate carbon dioxide as a Clean Air Act pollutant. We continue to monitor legislative developments in this area and will continue or develop sustainability and greenhouse gas accounting and limitation measures as either beneficial or required. We anticipate that greenhouse gas reduction will be expected of industry generally.

We are also required to comply with the safety and health standards of the Mine Safety and Health Act and the New York Department of Labor as they relate to mine safety and training. We participate in the Mine Safety and Health Administration program in an effort to reduce the incidence and severity of lost time and other non-fatal injuries to our mine employees.

Guatemala Environmental Legislation

The principal environmental legislation applicable to the Fenix Project is Guatemala’s (i) Environmental Law – Decree 68-86 (Ley de Protección y Mejoramiento del Medio Ambiente), and (ii) Regulation for Environmental Assessment, Control and Follow-up (Reglamento de Evaluación, Control y Seguimiento Ambiental) - Presidential Decree (Acuerdo Gubernativo) 431-2007 of 17 September 2007 amended by Presidential Decree (Acuerdo Gubernativo) 33-2008 of 11 January 2008. The Fenix Project is also subject to a number of additional Guatemalan environmental and health and safety regulations concerning the transportation of equipment, supplies and products, fuel storage, water treatment and discharge, noise levels, air pollution, solid waste, construction, stewardship of forestry resources, and archaeological sites.

Environmental Management and Compliance

We have established an environmental management program directed at environmental protection. The program consists of an environmental policy, codes of practice, regular audits, the integration of environmental procedures with operating procedures, employee training and emergency prevention and response procedures. We have a dedicated team of seven engineers and technicians and one management systems coordinator at HudBay who are charged with managing our environmental activities and our environmental compliance with all applicable standards and regulations.

We believe that we are in material compliance with all applicable environmental legislation. We believe that all approvals required to conduct our current mining operations have been obtained. Given the nature of the extensive and comprehensive regulatory requirements, violations during mining operations inevitably occur from time to time. None of the few environmental violations for which we have been cited have had a material adverse effect on the environment, our ability to continue any operation or on our financial condition.

We may be required to prepare and present to federal, provincial or local authorities data relating to the impact that a proposed development or existing zinc and copper mine may have on the environment. Such requirements could prove costly and time-consuming and could delay commencing and continuing exploration or production operations.

Future legislation and administrative regulations may further emphasize the protection and enhancement of the environment and, as a consequence, our activities may be even more closely regulated. Such legislation and changes to legislation, as well as future interpretations of laws and increased enforcement, may result in increased capital and operating costs as well as delays, interruptions or a termination of operations, the extent of which cannot be predicted.

Air Quality

The notice of the Canadian federal government issued April 29, 2006 sets annual air release targets for sulphur dioxide, particulate matter and mercury as factors to be considered in the preparation of the pollution prevention plans utilizing best available techniques. For our operations, the greatest emission is sulphur dioxide, primarily from our copper smelter. The air release targets are divided into two phases, with the annual sulphur dioxide emission target for our operations reduced from the current 220,000 tonnes per annum to 187,000 tonnes in 2008, and a further reduction to 33,500 tonnes in 2015. The HudBay pollution prevention plan was completed on October 29, 2006, as required.

For 2008, we achieved the target for sulphur dioxide. However, given the lower sulphur dioxide emissions target in 2015, together with other economic challenges, and in the absence of economically viable technological alternatives, we will likely close the copper smelter prior to December 31, 2015.

The mercury reduction targets in the notice are consistent with the Canada-wide Standard for Mercury Emissions endorsed by the Manitoba provincial government. Recent studies have confirmed that our current mercury emissions are of a similar order as those reported in recent years. These targets are below our current emissions levels for the specified substances and it is expected that the costs of meeting these targets will be material.

In an effort to improve ambient air quality in the Flin Flon area close to the tailings deposition site, we have placed a slag cover over exposed tailings beaches. Further, our tailings deposition plan has been changed to minimize dusting potential. In 2008, we completed the last phase of the expansion of the Flin Flon tailings impoundment system with the installation of the south tailings spigotting system.

Water Quality

Our operations in Canada have a number of permitted effluent discharges for the various mines and process facilities, regulated both federally and provincially. Tailings impoundment and water treatment systems at both Flin Flon and Snow Lake, as well as mine water treatment facilities, are operated to meet the regulated discharge limits for water quality.

In 2008, there were no material incidents in which environmental thresholds were exceeded, and there was no environmental regulatory action against HudBay. Our environmental management systems respond appropriately to minimize the environmental impact of any exceedances that do occur.

At the Balmat mine during prior normal operations permitted effluent levels were achieved without additional water treatment requirements. However, during the period of care and maintenance, prior to 2008, when the mine was not operating, a water treatment facility was commissioned to ensure compliance with effluent discharge water quality resulting from mine dewatering activities during winter months. Effluent quality exceedances were encountered in the winter of 2005 and the first quarter of 2006, but there were no exceedances in 2007 or 2008. In the third quarter of 2008, the Balmat mine was returned to care and maintenance.

Contaminated Soils and Facilities

Our operations, concentrators, metallurgical facilities and mine sites in the Flin Flon and Snow Lake locations reflect the impact of historic and current operations. We have undertaken some restoration of plant and mine areas which include improvement and waste management programs. Final clean-up and restoration will be undertaken at closure.

Total undiscounted future cash flows required to settle the decommissioning and restoration asset retirement obligations are estimated to be $65.4 million before adjusting for inflation, market, and credit risk. We have estimated that total reclamation costs relating to the closure of all our operations in Manitoba and Saskatchewan will be approximately $52.9 million, before adjusting for future inflation, market and credit risk and the net present value of these costs are $32.8 million after adjusting for future inflation, market and credit risk. In November 2005, a major Canadian environmental engineering firm completed an evaluation of the closure and reclamation plans and associated costs for these operations. Based on this evaluation, we are satisfied that current financial statement provisions for closure and environmental reclamation obligations in Manitoba, Saskatchewan and elsewhere are appropriate and adequate.

The updated closure and reclamation plans are supported by financial assurance consisting of letters of credit. The 2008 aggregate value of the financial assurance provided to the Governments of Manitoba and Saskatchewan is estimated to be approximately $45 million to $65 million and is adjusted annually and re-estimated at least every five years. See “Risk Factors — Reclamation and mine closure costs could adversely affect our cash flow from operations”.

Environmental Health and Safety and Community Engagement

Environmental Health and Safety

HudBay subscribes to the Mining Association of Canada’s Total Sustainable Mining initiative, which includes the implementation of practices and policies that contribute to the well-being of the environment, the economy and society as a whole, together with the health and safety of employees.

We have achieved significant recognition by being independently certified to the current Occupational Health and Safety Assessment Series (OHSAS) and the International Organization for Standardization (ISO) environmental and quality management systems.

We are also preparing an annual sustainability report, which demonstrates our commitment to ongoing measurement and improvement of our environmental, health and safety performance.

HudBay and its subsidiaries explore for, mine and produce base metals in an environmentally responsible manner, while maintaining a safe and healthy workplace. We are committed to the control of risk to achieve a high level of occupational health and safety and to the protection of the environment.

To fulfill this commitment, we are actively engaged in:

•	developing, implementing and continually improving the effectiveness of safety, health and environmental management systems;

•	meeting and, when practicable, setting targets to surpass all applicable legal and regulatory safety, health and environmental requirements, policies and codes of practice;

•	reducing the risk of injury or occupational health exposure;

•	developing and maintaining a culture of environmental responsibility and an awareness of the primary importance of safety and health;

•	using sustainable processes, practices, procedures and materials that avoid adverse effects on air, water and soil and maintain the environmental health of the communities in which we operate;

•	monitoring effectiveness and reviewing safety, health and environmental management programs, objectives and targets; and

•	providing adequate resources for safety, health and environmental programs.

In 2007, we received a report from Government agencies which contained preliminary data indicating that concentrations of some elements in surface soils around Flin Flon required further study. The Manitoba Chief Medical Officer of Health indicated that the risk to human health is likely low. HudBay, on a voluntary basis and in consultation with Government agencies, has formed a community liaison committee and retained Intrinsik Environmental to carry out the further study. We are committed to working cooperatively with regulators and the public on this initiative. This assessment to determine if a human health risk exists is ongoing and the report of the findings of the assessment is anticipated in the second half of 2009.

Community Engagement

We have played a significant role in the development of Flin Flon, Manitoba (population 7,000), Snow Lake, Manitoba (population 1,400) and Creighton, Saskatchewan (population 2,000). These communities were established to support our mines and plants.

We are committed to enhancing quality of life for local residents by:

•	providing direct and indirect jobs (direct annual payroll of $152 million);

•	contributing to municipal “taxes” (Creighton) and “grants in lieu of taxes” (Flin Flon, Snow Lake) totalling $6.3 million in 2008;

•	contributing directly to capital infrastructure with the City of Flin Flon;

•	sharing plans for exploration on First Nations’ lands and inviting local business service participation;

•	maintaining communication engagement;

•	applying sustainable development concepts to economic diversification; and

•	responding to concerns in a timely fashion.

In addition, CGN is committed to corporate responsibility in Guatemala and in 2008 invested over US$11 million in respect of information and awareness programs in local communities, infrastructure development and focusing on sustainable development.

Health and Safety and Labour Regulations

The Act Respecting Hudson Bay Mining and Smelting Co., Limited (Canada) was enacted in 1947, placing HBMS under federal jurisdiction. As a result, HBMS is governed by federal labour legislation and must report annually under the Employment Equity Act (Canada).

The Act Respecting Hudson Bay Mining and Smelting Co., Limited was amended to delegate safety and health matters to the Manitoba government and, as a result, the following pieces of Manitoba legislation apply to HBMS: The Workplace Safety and Health Act (Manitoba), The Manitoba Hydro Act (Manitoba), The Fires and Prevention and Emergency Response Act (Manitoba), The Gas and Oil Burner Act (Manitoba), The Elevator Act (Manitoba) and The Steam and Pressure Plants Act (Manitoba). As a result, generally, labour matters are regulated federally and workplace safety and health are regulated provincially.

Kyoto Protocol

The processing of zinc and copper results in the production of various combustion products including carbon compounds. Canada, as a party to the United Nations Framework Convention on Climate Change (the “Convention”) and the subsequent implementation protocol that was adopted in 1997 (known as the “Kyoto Protocol”), has stated its intention to reduce overall greenhouse gas emissions to 94% of 1990 levels by no later than 2012. One of the greenhouse gases of concern is carbon dioxide, which results from zinc and copper production. Many other countries are also parties to the Convention and the Kyoto Protocol and have similar intentions to limit greenhouse gas emissions. The Kyoto Protocol came into effect in Canada in February 2005.

INDUSTRY REGULATION

In addition to significant environmental regulations, our interests and operations are impacted by land and mineral rights legislation, health, safety and labour regulations and municipal by-laws. See “Environmental Regulation and Compliance”.

Land and Mineral Rights

Our mining interests are governed by the laws of the jurisdiction in which those interests are located. We have mining interests that are held as freehold titles, mineral claims, mineral leases, mineral surface leases, exploration licenses, quarrying dispositions, quarry leases, quarry surface leases, casual quarry permits, surface leases, surface permits, Order-in-Council leases, leases of Crown lands or minerals, transmission leases, general permits and miscellaneous leases relating to Crown lands. The rights applicable to such interests are described, circumscribed, limited, restricted and qualified by the laws of the jurisdiction applicable to such interests, and by the terms of the grant of such interests. Royalty payments may be required to be paid on mineral leases.

Manitoba

Manitoba mineral leases are granted, under The Mines and Minerals Act (Manitoba) and the Mineral Disposition and Mineral Lease Regulation, 1992 (Manitoba), for terms of 21 years. Upon application, a lessee is entitled to the renewal of the lease for further terms of 21 years if, at the time of the application for renewal, the lessee is in compliance with The Mines and Minerals Act (Manitoba) and the terms and conditions of the mineral lease. In general, a mineral claim grants the right to explore, a mineral lease grants the right to extract and surface leases or permits grant the right to construct surface infrastructure.

Prior to obtaining a mineral lease in Manitoba, the applicant must hold the mineral claims in accordance with regulatory requirements, hold a valid prospecting licence and be registered to carry on business in Manitoba.

A mineral lease includes and is subject to a reserve, in favour of the Province, of royalties in respect of minerals that are produced under the lease. The royalty reserved to the Province in respect of a mineral must be calculated in accordance with the regulations. However, no royalties will be paid in respect of a mineral for which a royalty would otherwise be payable, if a tax is payable under The Mining Tax Act (Manitoba).

Saskatchewan

Saskatchewan mineral rights for provincial mineral lands are granted under The Crown Minerals Act (Saskatchewan) and The Mineral Disposition Regulations, 1986 (Saskatchewan). In general, a mineral claim grants the right to explore, a mineral lease grants the right to extract, and a surface lease or permit grants the right to construct surface infrastructure.

The term of a mineral lease is 10 years, renewable for a further term of 10 years if the holder has complied with The Crown Minerals Act (Saskatchewan) and associated regulations.

Prior to obtaining a mineral lease in Saskatchewan, the applicant must hold a valid mineral claim covering the lease area.

Royalty payments are payable under a lease of provincial mineral land upon or in respect of all materials produced, saved or recovered from, or allocated under a unitization agreement to any provincial mineral lands.

New York State

The extraction of minerals in New York State is governed by the New York State Mined Land Reclamation Law and the rules and regulations adopted thereunder. A Mined Land Reclamation Permit must be obtained from the Division of Mineral Resources of the Department of Environmental Conservation in order to extract minerals from land within the state. Such permits are issued for annual terms of up to five years and may be renewed upon application.

Land surface rights for the purpose of construction of buildings and for other purposes are purchased from landowners, and our subsidiary, St. Lawrence Zinc Company LLC, owns the surface rights to lands where the surface facilities of the Balmat mine, concentrator and tailings impoundment are located.

Mineral rights may be acquired from the owner by lease, option or purchase. Leases may be renewable and also may be subject to the payment of royalties to the land owner.

Mining operations are subject to various environmental permitting requirements, including wastewater discharge, air emission, and waste disposal permitting. Generally, New York enforces regulatory programs that are the same or similar to those enacted by the U.S. federal government. See “U.S. Environmental Legislation”.

Guatemala

The mining legislation applicable to the Fenix Project is Guatemala’s Mining Law - Decree 48-97 (Ley de Miniería) and its Regulation - Presidential Decree (Acuerdo Gubernativo) 176-2001 (Reglamento de la Ley de Minería), as amended.

Municipal By-laws

We are also subject to local laws, including by-laws passed by local municipalities relating to local land use, rural road closures, storm run-off and sanitary discharges and nuisance situations.

Aboriginal Rights

Canadian courts have recognized that aboriginal peoples may continue to have unenforced rights at law in respect of land used or occupied by their ancestors where treaties have not been concluded to deal with those rights. These rights may vary from limited rights of use for traditional purposes to a right of aboriginal title and will depend upon, among other things, the nature and extent of prior aboriginal use and occupation. The courts have encouraged the federal and provincial governments and aboriginal peoples to resolve rights claims through negotiation of treaties. In Manitoba and Saskatchewan there are many treaties in place. Aboriginal rights and claims are currently handled primarily under the terms of those treaties.

RISK FACTORS

An investment in our securities is speculative and involves significant risks that should be carefully considered by prospective investors before purchasing such securities. In addition to the risk factors described elsewhere in this AIF, the risk factors that should be taken into account in any investment decision include, but are not limited to, those set out below. Any one or more of these risks could have a material adverse effect on the value of our securities and should be taken into account in assessing our activities.

Current global financial condition

Current global financial conditions have been subject to increased volatility and turmoil. Access to financing has been negatively impacted by the liquidity crisis affecting credit markets generally. These factors may impact our ability to obtain equity or debt financing in the future and, if obtained, on terms favourable to us. If these increased levels of volatility and market turmoil continue, our operations could be adversely impacted and the trading price of our common shares could continue to be adversely affected.

The market price of metals is volatile

Our earnings and financial condition depend upon the market prices of metals, which can fluctuate widely. Metal prices ultimately depend on demand in the end markets for which metals are used. The principal end markets for zinc and copper are the steel and automotive industries and the electrical and electronics industries, respectively. These industries, as well as certain other industries that use zinc or copper, are cyclical in nature. Demand is affected by numerous factors beyond our control, including the overall state of the economy, general level of industrial production, interest rates, the rate of inflation, and the stability of exchange rates, any of which can cause significant fluctuations in zinc and copper prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The price of zinc, copper and other metals has fluctuated widely in recent years and declined significantly over the course of 2008, which has had the effect of reducing our profitability and caused us to suspend certain of our operations. There can be no assurance as to if or when metal prices will recover to a point where such operations become economically feasible. In addition, future price declines may materially reduce our profitability and could cause us to reduce output at our operations that remain in operation (including, possibly, closing one or more of our mines or plants), all of which could reduce our cash flow from operations.

Furthermore, significantly decreased commodity prices may require us to revise our mineral reserve calculations and life-of-mine plans, which could result in material write downs of our investment in mining properties and increased amortization, reclamation and closure charges. In addition to adversely affecting our mineral reserve estimates and financial condition, declining commodity prices can affect operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

We may engage in hedging activities, such as forward sales contracts and commodity put and call option contracts, to minimize the effect of declines in metal prices on our operating results. While these hedging activities may protect us, to some extent, against low metal prices, they also limit the price we can receive on hedged products. As a result, we may be prevented from realizing possible revenues in the event that the market price of a metal exceeds the price stated in a forward sale or call option contract, which could adversely affect our results of operations.

Our operations are subject to currency fluctuations

As our core operations are located in Canada, our costs are incurred primarily in Canadian dollars. However, our revenue is tied to market prices for zinc and copper, which are denominated in United States dollars. If the Canadian dollar gains value against the United States dollar, our results of operations and financial condition could be materially adversely affected. Although we may use hedging strategies to limit our exposure to currency fluctuations, there can be no assurance that such hedging strategies will be successful or that they will mitigate the risk of such fluctuations.

Increased concentrate costs could adversely affect our operations

We have historically relied on the availability of reasonably priced copper and, to a lesser extent, zinc concentrate to operate our Flin Flon metallurgical complex at full capacity. Production of domestic concentrate from the mines has not been sufficient to operate the metallurgical plants at full capacity. As a result, we have purchased significant quantities of copper and, to a lesser degree, zinc concentrate from third parties. To the extent we continue to purchase copper and zinc concentrate, the need for which could increase as a result of declining production at our mines, this may adversely affect our profitability as processing purchased concentrate is typically less profitable than processing domestic concentrate. The availability of concentrate may be influenced by a number of factors, many of which are not within our control, including operational difficulties at the concentrate suppliers’ mines. Shortages of these concentrates have occurred in the past and may occur in the future. While we have contracts in place for 2009 to purchase zinc concentrate and copper concentrate, no assurance can be given that agreed upon quantities will be provided by the applicable supplier or that, if supplied, they will be sufficient for our purposes. The price we pay for concentrate is dependent upon (a) treatment and refining charges, which are set on the basis of supply and demand for concentrate, and agreed between the vendors of the concentrate and HudBay, and (b) freight costs of transporting the concentrate to our Flin Flon metallurgical complex, both of which can vary significantly. Accordingly, any price increase in, or reduced availability of, concentrate will adversely affect our profitability and the economic viability of our processing operations.

In addition, we may, for a variety of reasons, decide to suspend or cease processing zinc concentrate or copper concentrate at our Flin Flon metallurgical complex, which may adversely affect our profitability. Our revenues will be dependent on our metal production; sustaining current production levels or increasing our mineral production depends on our ability to bring new mines into production and to expand mineral reserves at existing mines. We generate revenues primarily through the production and sale of base metals. Subject to any future expansion or other development, production from existing operations at our mines is expected to decline over the life of mine. In addition, our production estimates and the life-of-mine estimates may vary materially from the actual production from, or productive life of, the subject mines because the feasibility of mining a mineral deposit is largely dependent on market conditions, the regulatory environment, and available technology. As a result, our ability to maintain our current production or increase our annual production of base metals and generate revenues therefrom will depend significantly upon our ability to discover or acquire and to successfully bring new mines into production and to expand mineral reserves at existing mines.

Increased energy prices could adversely affect our operations

Mining operations and facilities are intensive users of electricity and carbon based fuels. Energy prices can be affected by numerous factors beyond our control, including global and regional supply and demand, political and economic conditions, and applicable regulatory regimes. The prices of various sources of energy may increase significantly from current levels. An increase in energy prices could materially adversely affect our results of operations and financial condition.

The temporary suspension of any of our operations could expose us to significant costs and adversely affect our access to skilled labour

From time to time, we may have to temporarily suspend our copper smelting or zinc refining operations or one or more of our mines if they are no longer considered commercially viable. In August 2008 we announced the suspension of operations at our Balmat mine and concentrator and in January 2009 we announced the suspension of operations at our Chisel North mine and Snow Lake concentrator. There are a number of factors that may cause our operations to be no longer commercially viable, many of which are beyond our control. These factors include adverse changes in interest rates or currency exchange rates, decreases in the price of zinc or copper or the market rates for treatment and refining charges, increases in concentrate transportation costs, and increases in labour costs. During such temporary suspensions, we will have to continue to expend capital to maintain the plant and equipment. We may also incur significant labour costs as a result of a temporary suspension if we are required to give employees notice prior to any layoff or to pay severance for any extended layoff. Furthermore, temporary suspensions may adversely affect our future access to skilled labour, as employees who are laid off may seek employment elsewhere. As well, if the copper smelting or zinc refining operations are suspended for an extended period of time, we may be required to engage in environmental remediation of the plant sites, which would require us to incur additional costs. Given the costs involved in a temporary suspension of our operations, we may instead choose to continue to operate those operations at a loss. This could have a material adverse effect on our results of operations and financial condition.

Disruption of transportation services or increased transportation costs could have a material adverse effect on our business, financial condition and results of operations

At our mines in northern Manitoba and Saskatchewan, we are dependent upon a single railway and certain short-line rail networks to transport purchased concentrate to our Flin Flon metallurgical complex and to transport products from the Flin Flon metallurgical complex for further processing or to our customers. We may have similar dependencies at future mining and processing operations. Disruption of these transportation services due to weather-related problems, strikes, lock-outs or other events could have a material adverse effect on our operations. If transportation for our products becomes unavailable, our ability to market our products could suffer. In addition, increases in our transportation costs relative to those of our competitors could make our operations less competitive and could affect our profitability.

We are dependent upon key personnel

We are dependent upon a number of key management and operational personnel, including the services of certain key employees. Our ability to manage activities, and hence our success, will depend in large part on the efforts of these individuals. During times when base metals prices are strong, we face intense competition for qualified personnel, and there can be no assurance that we will be able to attract and retain such personnel at any time. We do not maintain “key person” life insurance. Accordingly, the loss of the services of one or more of such key management personnel could have a material adverse effect on us.

Our business will depend on good relations with our employees

Production at our mining operations depends on the efforts of our employees. Although the labour stability agreement that is in place at our Flin Flon/Snow Lake operations effectively deals with resolving collective agreements that expire prior to July 1, 2012, effectively assuring no strike or lockout involving employees at these operations through December 2014, there can be no assurance that our business will not suffer from an improper or illegal work stoppage. Further, relations with employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in whose jurisdictions we carry on business. Changes in such legislation or otherwise in our relationship with our employees may result in strikes, lockouts or other work stoppages, any of which could have a material adverse effect on our business, results of operations and financial condition.

We face significant environmental compliance obligations

All phases of our operations are subject to environmental regulation in the various jurisdictions in which we operate. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. For example, on April 29, 2006, the Canadian federal government issued a notice requiring the preparation and implementation of pollution prevention plans in respect of specified toxic substances released from base metals smelters and refineries and zinc plants, including our Flin Flon metallurgical complex. The notice sets target emissions for mercury, sulphur dioxide and particulate matter below our current emission levels. There is no assurance that existing or future environmental regulation will not materially adversely affect our business, financial condition and results of operations. There is contamination on properties that we own or owned or for which we have or have had care, management or control and, in some cases on neighbouring properties, that may result in a requirement to remediate, which could involve material costs. In addition, environmental hazards may exist on the properties on which we hold interests that are unknown to us at present and that have been caused by previous or existing owners or operators of the properties. We may also acquire properties with environmental risks.

We are committed to compliance with applicable laws, regulations and permitting requirements. However, any failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations, including us, may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

We are subject to substantial government regulation

Our mining, processing, development and mineral exploration activities are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances and other matters. Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment. Although we believe that our exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail production or development of our properties. Amendments to current laws and regulations governing our operations and activities or more stringent implementation thereof could have a material adverse effect on our business, financial condition and results of operations, including increases in exploration expenses, remedial and reclamation obligations, capital expenditures and production costs, reduction in levels of production at producing properties, or abandonment or delays in development of new mining properties.

Estimates of mineral reserves, mineral resources, and projected cash flows may prove to be inaccurate

There are numerous uncertainties inherent in estimating mineral reserves and the future cash flows that might be derived from their production. Accordingly, the figures for mineral reserves and mineral resources and future cash flows contained in our public disclosure are estimates only. In respect of mineral reserve and mineral resource estimates, no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that a mineral reserve can be mined or processed profitably. In addition, in respect of future cash flows, actual cash flows may differ materially from estimates. Estimates of mineral reserves and mineral resources, and future cash flows to be derived from the production of such mineral reserves and mineral resources, necessarily depend upon a number of variable factors and assumptions, including, among others, geological and mining conditions that may not be fully identified by available exploration data or that may differ from experience in current operations, historical production from the area compared with production from other producing areas, the assumed effects of regulation by governmental agencies and assumptions concerning metal prices, exchange rates, interest rates, inflation, operating costs, development and maintenance costs, reclamation costs, and the availability and cost of labour, equipment, raw materials and other services required to mine and refine the ore. In addition, there can be no assurance that mineral recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. For these reasons, estimates of our mineral reserves and mineral resources in our public disclosure, including classifications thereof based on probability of recovery, and any estimates of future cash flows expected from the production of those mineral reserves and mineral resources, prepared by different engineers or by the same engineers at different times may vary substantially. The actual volume and grade of mineral reserves mined and processed, and the actual cash flows derived from that production, may not be as currently anticipated in such estimates. If our actual mineral reserves and mineral resources or cash flows are less than our estimates, our results of operations and financial condition may be materially impaired.

Uncertainty relating to inferred mineral resources

Inferred mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven and probable mineral reserves as a result of continued exploration. Mining operations are inherently dangerous and subject to conditions or events beyond our control, which could have a material adverse effect on our business; insurance may not cover these risks and hazards adequately or at all.

Risks relating to mining operations

Mining operations, including the exploration and development of mineral deposits, generally involve a high degree of risk. Our operations are subject to all the hazards and risks normally encountered in the exploration, development and production of zinc metal and copper metal including: adverse environmental conditions; industrial accidents; metallurgical and other processing problems; unusual or unexpected rock formations; ground or slope failures; structural cave-ins or slides; flooding or fires; seismic activity; rock bursts; equipment failures; and periodic interruptions due to inclement or hazardous weather conditions. These risks could result in damage to, or destruction of, mines and other producing facilities, resulting in partial or complete shutdowns, personal injury or death, environmental or other damage to our properties or the properties of others, delays in mining, monetary losses and potential legal liability. Milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas that may result in environmental pollution and consequential liabilities.

Insurance

Our insurance will not cover all the potential risks associated with our operations. In addition, although certain risks are insurable, we may be unable to maintain insurance to cover these risks at economically feasible premiums. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to us or to other companies in the mining industry on acceptable terms. We might also become subject to liability for pollution or other hazards that may not be insured against or that we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause us to incur significant costs that could have a material adverse effect upon our financial performance and results of operations.

We are required to obtain government permits in order to conduct mining operations

Government approvals and permits are currently required in connection with all of our operations, and further approvals and permits may be required in the future. We must obtain and maintain a variety of licences and permits including air quality control, water, electrical and municipal licences. The duration and success of our efforts to obtain permits are contingent upon many variables outside of our control. Obtaining governmental permits may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed our estimates or that we will be able to maintain such permits. To the extent such approvals are required and not obtained or maintained, our operations may be curtailed or we may be prohibited from proceeding with planned exploration, development, or operation of mineral properties.

We are exposed to credit risk from customers of our copper, zinc, zinc oxide and precious minerals by providing credit in the normal course of operations and in connection with certain derivative contracts

We mitigate credit risk by carrying out credit evaluations on our customers, making a significant portion of sales on a cash basis and maintaining insurance on accounts receivable. If customers default on the credit extended to them, results of operations could be materially adversely affected. Further, we may enter into offsetting derivative contracts for which we do not obtain collateral or other security. In the event of non-performance by counterparties in connection with such derivative contracts, we are further exposed to credit risk.

Tax Matters

We have operations and conduct business in a number of jurisdictions and are subject to the taxation laws of these jurisdictions. These taxation laws are complicated and subject to changes and are subject to review and assessment in the ordinary course. Any such changes in taxation law or reviews and assessments could result in higher taxes being payable by us, which could adversely affect our profitability.

Joint Ventures

We may enter into one or more joint ventures in the future. Any failure of any joint venture partner to meet its obligations could have a material adverse effect on such joint ventures. In addition, we may be unable to exert influence over strategic decisions made in respect to properties subject of such joint ventures.

The costs of compliance with climate change initiatives could have a material adverse effect on our operations

Through its proposed Clean Air Act, the Government of Canada has indicated its intent to regulate greenhouse gas emissions. In addition, the Government of Manitoba has committed to take action in response to climate change through a Manitoba-California memorandum of understanding signed on December 14, 2006. While the impact of these measures, and similar measures in jurisdictions in which we operate, cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation, restrict industrial emission levels, impose added costs for emissions in excess of permitted levels and increase costs for monitoring and reporting. Compliance with these initiatives could have a material adverse effect on our results of operations and competitive position.

Regulation of the electric utility industry

The electric utility industry is subject to extensive regulation regarding the environmental impact of electricity generation activities. Future legislation changes could increase the price at which electrical power is available to us and, as a result, could increase our costs of zinc and copper production.

Reclamation and mine closure costs could adversely affect our cash flow from operations

In view of the uncertainties concerning future removal and site restoration costs on our properties, including those held by our subsidiaries, the ultimate timing of and costs for future removal and site restoration could differ from current estimates. Our estimates for this future liability are subject to change based on amendments to applicable laws and legislation, the nature of ongoing operations and technological innovations. Any future changes to our reclamation and mine closure costs (either in our estimates or in the actual costs) could have a material and adverse effect on our future operating results.

In addition, regulatory authorities in various jurisdictions require us to post financial assurances to secure in whole or in part future reclamation and restoration obligations in such jurisdictions. The amount and nature of the financial assurances are dependent upon a number of factors, including our financial condition and reclamation cost estimates. Changes to these amounts, as well as the nature of the collateral to be provided, could significantly increase our costs, making the maintenance and development of existing and new mines less economically feasible. Currently, the security that we provide to the governments of the Provinces of Saskatchewan and Manitoba consists of letters of credit in the aggregate amount of approximately $38 million. However, the Provinces may require further financial assurances. To the extent that the value of the collateral provided to the Provinces is or becomes insufficient to cover the amount of financial assurance we are required to post, we would be required to replace or supplement the existing security with more expensive forms of security, which might include cash deposits, which would reduce our cash available for operations and financing activities. There can be no guarantee that we will be able to maintain or add to our current level of financial assurance. We may not have sufficient capital resources to further supplement our existing security. Although we accrue for future closure costs, we do not reserve cash in respect of these obligations or otherwise fund these obligations in advance. As a result, we will have significant cash costs when we are required to close and restore mine sites that may, among other things, affect our ability to satisfy our obligations under our indebtedness or other contractual commitments. Given the significance of these cash costs, we may not be able to fund them with cash from our operating activities or other available capital resources. We cannot assure you that we will be able to obtain financing on satisfactory terms to fund these costs. If we are unable to fund the removal and site restoration costs, regulatory authorities may foreclose on the collateral securing those obligations. We may not have sufficient capital resources to further supplement our existing security. Additionally, any capital resources that we do utilize for this purpose will reduce the resources available for our other operations and commitments.

Our exploration activities may not result in discoveries of commercial quantities of ore

The exploration for and development of mineral deposits involves significant risks. Few properties that are explored are ultimately developed into producing mines. Whether a mineral deposit will be commercially viable depends on a number of factors, including: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; and government regulation, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. Even if we identify and acquire an economically viable ore body, several years may elapse from the initial stages of development. We may incur major expenses to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities. As a result, we cannot assure you that our exploration or development efforts will result in any new commercial mining operations or yield new mineral reserves to replace or expand current mineral reserves.

Title to some of our mineral properties may be challenged or defective

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to mineral concessions may be disputed. Although we believe we have taken reasonable measures to ensure proper title to our properties, there is no guarantee that title to any of our properties will not be challenged or impaired. Third parties may have valid claims underlying portions of our interests, including prior unregistered liens, agreements, transfers or claims, including aboriginal land claims, and title may be affected by, among other things, undetected defects or unforeseen changes to the boundaries of our properties by governmental authorities. As a result, we may be constrained in our ability to operate our properties or unable to enforce our rights with respect to our properties. An impairment to or defect in our title to our properties could have a material adverse effect on our business, financial condition or results of operations. In addition, such claims, whether or not valid, will involve additional cost and expense to defend or settle. Such costs and expenses could adversely affect our profitability.

Restrictive covenants in any credit facility and any other debt instrument may prevent us from pursuing business activities that could otherwise improve our results of operations

On February 28, 2009, our $80 million credit facility expired. We may not be able to obtain new credit on favourable terms, if at all. If new credit is obtained, we may become subject to restrictive covenants which could limit our flexibility to conduct business. We may also be required to pledge some or all of our assets as collateral for any borrowings, which could be seized by lenders if we default on any of our obligations under any new credit.

We may not be able to acquire desirable mining assets in the future

One of our strategies is to grow our business by acquiring attractive, quality mining assets. We expect to selectively seek strategic acquisitions in the future. However, there can be no assurance that suitable acquisition opportunities will be identified. Further, restrictive covenants in our current or future debt instruments may restrict and limit our ability to pursue future acquisitions. Our ability to consummate and to integrate effectively any future acquisitions on terms that are favourable may be limited by the number of attractive acquisition targets, internal demands on our resources, competition from other mining companies and, to the extent necessary, our ability to obtain financing on satisfactory terms, if at all.

Intense competition could reduce our market share or harm our financial performance

The mining industry is intensely competitive and we compete with many companies possessing greater financial and technical resources than we possess. Since mines have a limited life, we must compete with others who seek mineral reserves through the acquisition of new properties. In addition, we also compete for the technical expertise to find, develop, and operate such properties, the labour to operate the properties, and the capital for the purpose of funding such properties. Many competitors not only explore for and mine base metals, but conduct refining and marketing operations on a global basis. Such competition may result in us being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund our operations and develop our properties. We also compete with manufacturers of substitute materials or products for which zinc and copper are typically used. Existing or future competition in the mining industry could materially adversely affect our prospects for mineral exploration and success in the future.

Failures in our information systems could result in a suspension of operations

Information software and hardware can become obsolete over time or could fail to operate as intended for a variety of reasons. Any such failure could cause a physical stop to some of our operations or could cause a disruption in the flow of vital information, either of which could adversely affect our operations.

Failures in our equipment could disrupt our operations

Although we conduct extensive maintenance and incur significant costs to maintain and upgrade our fixed and mobile equipment and infrastructure, failures may occur that cause injuries or production loss, which could negatively affect our profit.

Market price of our common shares

Our share price may significantly be affected by short-term changes in commodity prices or in our financial condition or results of operations as reflected in our quarterly earnings reports. Other factors unrelated to our performance that may have an effect on the price of our common shares include the following: the extent of analytical coverage available to investors concerning our business may be limited if investment banks with research capabilities do not continue to follow our securities; the lessening in trading volume and general market interest in our securities may affect an investor’s ability to trade significant numbers of our common shares; the size of our public float may limit the ability of some institutions to invest in our securities. As a result of any of these factors, the market price of our common shares at any given point in time may not accurately reflect our long-term value. Securities class action litigation has been brought against companies following periods of volatility in the market price of their securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources. Sales of a large number of our common shares in the public markets, or the potential for such sales, could decrease the trading price of our common shares and could impair our ability to raise capital through future sales of our common shares.

Potential for conflicts of interest

Certain directors and officers of HudBay may also serve as directors or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. We expect that any decision made by any of such directors and officers involving us will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of HudBay and our shareholders, but there can be no assurance in this regard. In addition, each of the directors is required to declare and refrain from voting on any matters in which such director may have a conflict of interest with or which are governed by the procedures set forth in the CBCA and any other applicable law.

We may not be able to operate the Fenix Project as intended

We have chosen to delay construction of the Fenix Project in Guatemala in light of the significant deterioration in base metals prices related to the recent global economic downturn. Reactivation of the construction project will entail a variety of risks. Completion of construction and commencement of ferro-nickel production may be delayed, or require the expenditure of significant additional funds, by factors outside of our control, such as the inability of contractors to complete construction and related infrastructure in a timely manner, changes in the legal and regulatory environment, a significant increase in the value of the Guatemalan quetzal, industrial disputes, unavailability of parts, machinery or operators, delays in the delivery of major process plant equipment, inability to obtain, renew or maintain the necessary permits, licences or approvals from government authorities or third parties, unforeseen geological, physical or meteorological conditions, natural disasters, labour shortages or stoppages, political and other factors. Factors such as changes to technical specifications, failure to enter into agreements with contractors or suppliers in a timely manner, and shortage of capital, may also delay the completion of construction or commencement of production or require the expenditure of additional funds. Any construction delay would defer the production of ferro-nickel at the Fenix Project, and impact our cash flow and financial performance. Any delay or additional expenses could have a material adverse impact on our results of operations, financial condition and ability to complete the Fenix Project. Many major mining projects constructed in the last several years, or under construction currently, have experienced cost overruns that substantially exceeded the capital cost estimated during the basic engineering phase of those projects, sometimes by as much as 50% or more. The inability to achieve expected production capacity from the Fenix Project could have a material adverse effect on our financial condition and results of operations.

The inability to achieve expected production capacity from the Fenix Project could have a material adverse effect on our financial condition and results of operations

In addition, we may experience higher costs and lower revenues in operating the Fenix Project than are currently expected, including with respect to costs incurred to maintain the project during the period when construction is suspended. The economics of the Fenix Project could be compromised as a result of unexpected increases in the prices and availability of heavy fuel oil, coal or petroleum coke. There is no assurance that prices will remain within our projections within the timeframe for executing and operating the Fenix Project. We must also locate and retain qualified personnel to oversee construction and run our mining, smelting and refining operations in Guatemala which might be difficult or costly. The Fenix Project will rely on transportation improvements which will require the cooperation of the Guatemalan Government. Additionally, any mining and mineral processing activities at the Fenix Project will be subject to extensive environmental protection requirements which may change at any time and may be costly to us. Environmental hazards may exist on our properties in Guatemala that are unknown to us at present and that have been caused by previous or existing owners or operators of the properties, which could involve material costs to remediate.

Social and political developments in Guatemala may adversely affect our business

CGN is a Guatemalan subsidiary of HudBay that holds substantially all of our operations and assets in Guatemala. Guatemalan governmental actions concerning the economy, including the expropriation of property and implementation of exchange controls which currently do not exist, could have a significant adverse impact on Guatemalan private sector entities in general, and on CGN and us in particular. The Government of Guatemala may increase royalties applicable to Fenix. In addition, Guatemala has a history of political unrest. Guatemala suffered an armed conflict for 36 years, which was finally resolved through a peace agreement reached with the country’s internal revolutionary movement in 1996. Renewed political unrest or a political crisis in Guatemala could adversely affect our business and results of operations. Guatemala suffers from social problems, such as a high crime rate and uncertain land tenure for many indigenous people, which could have adverse effects on the Fenix Project. Such adverse effects could result from the local populations encroaching on Fenix Project land, challenging the boundaries of such land, impeding Fenix Project activities through roadblocks or other public manifestations or attacking Fenix Project assets or personnel. Exploration and mining operations in and around the Fenix Project will depend on the support of local communities.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

We are authorized to issue an unlimited number of common shares, of which there were 153,030,124 common shares issued and outstanding as of March 26, 2009.

Holders of common shares are entitled to receive notice of any meetings of our shareholders, to attend and to cast one vote per Common Share at all such meetings. Holders of common shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the common shares entitled to vote in any election of directors may elect all directors standing for election. Holders of common shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Company’s board of directors at its discretion from funds legally available therefor and upon our liquidation, dissolution or winding up are entitled to receive on a pro-rata basis our net assets after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of common shares with respect to dividends or liquidation. The common shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Preference Shares

We are authorized to issue an unlimited number of Preference Shares, none of which were issued and outstanding as of March 26, 2009.

Preference Shares may from time to time be issued and the directors may fix the designation, rights, privileges, restrictions and conditions attaching to any series of Preference Shares. Preference Shares shall be entitled to preference over the common shares and over any other of our shares ranking junior to the Preference Shares with respect to the payment of dividends and the distribution of assets or return of capital in the event of our liquidation, dissolution or winding up or any other return of capital or distribution of our assets among our shareholders for the purpose of winding up our affairs. Preference Shares may be convertible into common shares at such rate and upon such basis as the directors in their discretion may determine. No holder of Preference Shares will be entitled to receive notice of, attend, be represented at or vote at any annual or special meeting, unless the meeting is convened to consider our winding up, amalgamation or the sale of all or substantially all of our assets, in which case each holder of Preference Shares will be entitled to one vote in respect of each Preference Share held. Holders of Preference Shares will not be entitled to vote or have rights of dissent in respect of any resolution to, among other things, amend our articles to increase or decrease the maximum number of authorized Preference Shares, increase or decrease the maximum number of any class of shares having rights or privileges equal or superior to the Preference Shares, exchange, reclassify or cancel Preference Shares, or create a new class of shares equal to or superior to the Preference Shares.

Warrants

Our warrants were created and issued pursuant to (a) the warrant indenture dated December 21, 2004, made between HudBay and Equity Transfer Services Inc., as warrant agent (the “HudBay Warrants (2004)”); and (b) the warrant indenture dated October 26, 2007, made between Skye Resources Inc. and CIBC Mellon Trust Company, as warrant agent, as amended by a supplemental indenture pursuant to which the warrants outstanding under such indenture became exercisable for common shares (the “HudBay Warrants (2007)”). The following summary of certain provisions of the warrant indentures is not complete and is qualified in its entirety by reference to the provisions of the warrant indentures, which are available at www.sedar.com.

HudBay Warrants (2004)

Every 30 HudBay Warrants (2004) entitle the holder to purchase one HudBay common share at a price of $3.15. The exercise price and the number of common shares issuable upon exercise are both subject to standard anti-dilution provisions. HudBay Warrants (2004) are exercisable at any time prior to 5:00 p.m. (Toronto time) on December 21, 2009, after which time the HudBay Warrants (2004) will expire and become null and void. Under the warrant indenture, HudBay is entitled to purchase in the market, by private contract or otherwise, all or any of the HudBay Warrants (2004) then outstanding and any HudBay Warrants (2004) so purchased will be cancelled.

No fractional common shares will be issuable upon the exercise of any HudBay Warrants (2004), and no cash or other consideration will be paid in lieu of fractional shares. Holders of HudBay Warrants (2004) will not have any voting or pre-emptive rights or any other rights that a holder of common shares has.

In July 2006, we completed our early exercise warrant transaction pursuant to which more than 97.2% of the HudBay Warrants (2004) were exercised for our common shares. We received approximately $104.9 million from the early exercise of the HudBay Warrants (2004).

As of March 23, 2009, HudBay had an aggregate of 22,521 HudBay Warrants (2004) issued and outstanding, which were exercisable for approximately 750 common shares.

HudBay Warrants (2007)

Each HudBay Warrant (2007) entitled the holder to purchase 0.61 of a HudBay common share rounded (a) up to the nearest whole HudBay common share in the event that a holder of a HudBay Warrant (2007) is entitled to a fractional share representing 0.5 or more of a HudBay common share and (b) down to the nearest whole HudBay common share in the event that the holder of a HudBay Warrant (2007) is entitled to a fractional share representing less than 0.5 of a HudBay common share and $0.001 in cash (rounded up to the next whole cent), at a price of $15.13 per HudBay Warrant (2007). HudBay Warrants (2007) were exercisable at any time prior to 5:00 p.m. (Vancouver time) on January 26, 2009, after which time the HudBay Warrants (2007) expired and were void and of no further force or effect.

As of December 31, 2008, there were an aggregate of 3,105,000 HudBay Warrants (2007) issued and outstanding, which were exercisable for approximately 1,894,050 common shares.

Rights

The fundamental objective of our shareholder rights plan, implemented under the terms of a shareholder rights plan agreement (the “Shareholder Rights Plan”) between us and Equity Transfer Services Inc., dated as of November 9, 2004 and amended and restated on May 1, 2007 and May 31, 2007 and ratified by our shareholders on May 31, 2007, is to provide adequate time for our board of directors and shareholders to assess an unsolicited take-over bid for us, to provide the board of directors with sufficient time to explore and develop alternatives for maximizing shareholder value if a take-over bid is made, and to provide shareholders with an equal opportunity to participate in a take-over bid.

One right has been issued by us in respect of each common share that is currently outstanding, and one right will be issued in respect of each common share issued during the balance of the term of the Shareholder Rights Plan (which term expires at the completion of HudBay’s annual shareholders’ meeting in 2010). The rights will separate from the common shares and will be exercisable 10 trading days after a person has acquired, or commences a take-over bid to acquire, 20% or more of the common shares, other than by an acquisition pursuant to a take-over bid permitted by the Shareholder Rights Plan. Each exercisable right permits the purchase of $180 worth of common shares for $90. The complete Shareholder Rights Plan is available on SEDAR at www.sedar.com.

Normal Course Issuer Bid

In December 2007, HudBay announced a normal course issuer bid to purchase, through the facilities of the Toronto Stock Exchange, up to 9,946,093 common shares, representing approximately 9.5% of its public float, over a twelve month period ending December 16, 2008. As at December 31, 2008 a total of 5,741,300 common shares had been purchased pursuant to the normal course issuer bid for approximately $59.5 million. The Company did not repurchase any common shares during the fourth quarter of 2008.

Note Repurchase

In 2005 and 2006, HudBay repurchased US$172.1 million of its 9-5/8% senior secured notes due January 15, 2012 (the “Notes”) that had been issued in 2004 in connection with the acquisition of HBMS. Purchases were made through the open market and a 2006 cash tender offer which reduced the outstanding principal amount of the Notes to US$2.9 million. On January 15, 2009, the remaining outstanding Notes were redeemed with proceeds from cash held in trust.

DIVIDENDS

We have never paid a dividend or made a distribution on our common shares, and we have made no decision to do so. The timing, payment and amount of any dividends and our share will be determined by the board of directors from time to time based upon, among other things, our cash flow, results of operations and financial condition, our need for funds to finance ongoing operations and such other business considerations as the board of directors considers relevant.

MARKET FOR SECURITIES

Price Range And Trading Volume

Our common shares are listed on the TSX under the symbol “HBM”. The volume of trading and the high and low closing price of our common shares, during the periods indicated are set forth in the following table.

Period	High	Low	Volume
	($)	($)	(common shares)
2008
January	19.75	13.70	58,244,100
February	20.77	17.73	34,569,300
March	20.38	15.12	21,327,200
April	20.47	15.78	36,101,300
May	20.49	17.08	40,473,300
June	18.07	13.05	31,914,800
July	14.23	9.12	72,679,400
August	11.62	9.66	66,986,700
September	10.50	6.30	100,036,600
October	7.02	4.01	60,025,900
November	6.89	2.70	71,100,600
December	3.75	2.89	35,853,900

On March 30, 2009, the closing price of our common shares on the TSX was $5.67 per share.

DIRECTORS AND OFFICERS

On March 23, 2009, the previous board of directors of HudBay resigned, and nominees of SRM were appointed in their place. On the same date, Colin K. Benner resigned as interim chief executive officer and Peter R. Jones was appointed as chief executive officer. The following table sets forth the name, municipality of residence, position and principal occupation of each person who is one of our directors and/or executive officers as at March 30, 2008.

Name and Province of Residence	Position with the Company	Principal Occupation

J. Bruce Barraclough(2)(4)	Director since March 23, 2009	Corporate Director
Ontario, Canada

Brian D. Gordon(3)	Director since March 23, 2009	President and Director of Seedhouse
Manitoba, Canada		Holdings Ltd.

Alan Roy Hibben(1)(4)	Director since March 23, 2009	Partner, Blair Franklin Capital Partners
Ontario, Canada		Inc.

W. Warren Holmes(1)(3)	Director since March 23, 2009	Corporate Director
Ontario, Canada

Peter R. Jones(3)	Director and Chief Executive Officer	Chief Executive Officer of the Company
British Columbia, Canada	since March 23, 2009(5)

John Knowles(4)	Director since March 23, 2009	President and Chief Executive Officer,
Manitoba, Canada		Wildcat Exploration Ltd.

Alan Lenczner, Q.C.(2)	Director since March 23, 2009	Partner, Lenczner Slaght Royce Smith
Ontario, Canada		Griffin LLP

Name and Province of Residence	Position with the Company	Principal Occupation

G. Wesley Voorheis (1)(2)	Director and Chairman since March 23,	Partner, Voorheis & Co. LLP
Ontario, Canada	2009

Michael D. Winship	President and Chief Operating Officer	President and Chief Operating Officer of
Ontario, Canada		the Company

David S. Bryson	Senior Vice President and Chief	Senior Vice President and Chief
Ontario, Canada	Financial Officer	Financial Officer of the Company

Thomas A. Goodman	Senior Vice President, Operations	Senior Vice President, Operations of the
Saskatchewan, Canada		Company

Alan T.C. Hair	Senior Vice President, Development	Senior Vice President, Development of
Manitoba, Canada		the Company

H. Maura Lendon	Senior Vice President, General Counsel	Senior Vice President, General Counsel
Ontario, Canada	and Corporate Secretary	and Corporate Secretary of the Company

Notes:

(1)	Member of the Compensation Committee. Mr. Hibben is the Chair of the Committee.
(2)	Member of the Corporate Governance and Nominating Committee.
(3)	Member of the Environmental, Health and Safety Committee.
(4)	Member of the Audit Committee. Mr. Barraclough is the Chair of the Committee.
(5)	Mr. Jones was also President and Chief Executive Officer of HBMS from 2002 to 2004 and the Company from 2004 to January 2008.

The term of office for each director of the Company will expire upon the completion of the next annual meeting of shareholders of the Company. As of March 30, 2009, the Corporate Governance and Nominating Committee and the Environmental Health and Safety Committee had not yet appointed their respective chairs because of the recent appointments of their members to the Board.

As of March 30, 2009, our directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 25,268 common shares, representing less than 1% of the total number of common shares outstanding.

Each of the foregoing individuals has held his present principal occupation, other office or position with the same firm set forth opposite his or her name for the past five years, except for Mr. Barraclough, who was a partner at Ernst & Young LLP until June 30, 2008; Mr. Gordon, who was Vice President and General Counsel of the Company from 1994 to April 2008; Mr. Hibben, who was Principal, Shakerhill Partners Ltd. from July 2007 to January 2009, Head of Strategy and Development for Royal Bank of Canada from January 2005 to June 2007 and Chief Executive Officer of RBC Capital Partners from April 2000 to June 2007; Mr. Jones, who was Chairman and Chief Executive Officer of Adanac Molybdenum Corporation from August 2008 to the present, and Chief Executive Officer of the Company from June 2002 to January 2008; and Mr. Knowles, who was Executive Vice President and Chief Financial Officer of Aur Resources Inc. from July 2005 to April 2006 and Vice President and Chief Financial Officer of the Company from May 1996 to April 2005. Mr. Bryson was Chief Financial Officer of Skye Resources Inc. from June 2008 to August 2008, Vice President of Finance and Treasurer of Skye Resources Inc. from March 2007 to August 2008, a self-employed consultant from February 2006 to March 2007 and Treasurer of Terasen Inc. from January 2004 to February 2006; Ms. Lendon was Chief Counsel Canada and Chief Privacy Officer (Canada) of AT&T from April 2004 to April 2008 and Senior Counsel of AT&T from 1999 to April 2004; Mr. Hair who was Vice President, Metallurgy, Safety Health and Environment from January 2004 to September 2008; Mr. Winship was Senior Vice President and Chief Operating Officer of PT International Nickel (Inco) from July 2007 to September 2008, Vice President, Mines and Mill, Sudbury Operations, Vale Inco from November 2004 to June 2007 and Manager – Copper Business, Inco Ltd., from May 2002 to October 2004; and Mr. Goodman, who was Vice President Technical Services and Human Resources of HBMS from December 2003 to September 2008.

The following is a brief biography of each of our directors and officers.

J. Bruce Barraclough, Director. Mr. Barraclough worked for Ernst & Young LLP for 37 years, 27 of which were as a Partner. His clients consisted of public companies, large and small, with both domestic and international operations, trading on the TSX or TSX Venture Exchange, and Foreign Private Issuers registered in the United States. He has been involved with IPOs, due diligence and spin-offs. He has been a director of Coalcorp Mining Inc. since January 2009 where he is also the chair of the audit committee. Mr. Barraclough holds an MBA from the Schulich School of Business and a Bachelor of Applied Science from the University of Toronto. He is also a Fellow of the Institute of Chartered Accountants of Ontario (FCA) and holds the designation of Chartered Director (C.Dir.) from The Directors College (a joint venture of McMaster University and The Conference Board of Canada).

Brian D. Gordon, Director. Mr. Gordon attended Dartmouth College, University of Western Ontario and University of Manitoba where, in 1983, he obtained his LL.B. and was subsequently called to the Manitoba Bar in 1984. He became a partner with Thompson Dorfman Sweatman LLP in 1992, practicing predominantly corporate and commercial law. He joined HBMS in 1994 as a Director, General Counsel and Corporate Secretary and was also a director and officer of many related companies. In 2004, he became Vice President and General Counsel of HudBay, along with retaining his positions in related companies to HudBay until April 2008.

Alan Roy Hibben, Director. Mr. Hibben is currently a partner with Blair Franklin Capital Partners Inc. and was formerly a principal with Shakerhill Partners Ltd. He was previously Chief Executive Officer, RBC Capital Partners and Head, Strategy & Development at RBC Financial Group. In this role, he was responsible for corporate strategy as well as merger, acquisition and development activities for the Bank. He has held several positions with RBC Capital Markets in the past, including responsibility for senior client M&A coverage in the financial services and telecommunications sectors. He was previously a member of the Executive Committee of RBC Capital Markets. He has been a director of six public companies and six substantial private companies. In addition to private companies and charitable boards, he is currently a director of Pinetree Capital Inc., a TSX listed merchant bank focused on the mining industry and of Discovery Air Inc., a TSX listed provider of air services, principally to the exploration industry. Mr. Hibben is currently Chairman of the Board of Governors of Havergal College. Mr. Hibben received his Bachelor of Commerce Degree from the University of Toronto. He is qualified as a Canadian Chartered Accountant and also holds the CFA designation. He is a certified director of the Institute of Corporate Directors (ICD.D).

W. Warren Holmes, Director. Mr. Holmes is Vice Chairman and Director of Atlanta Gold Inc. and Chairman of Nuinsco Resources Limited and Victory Nickel Inc. Mr. Holmes has 40 years of mining industry experience notably with Noranda Inc. (1964-1986) where he was Vice President and General Manager of Pamour Porcupine Mines Limited and with Falconbridge Limited (1986-2002) where he became Senior Vice-President of Canadian Mining Operations. He was a Director of Inmet Mining Corporation from 2004 to 2007. He is also a director of several public resource companies; he has been President of the Canadian Institute of Mining & Metallurgy, is a Professional Engineer and holds an engineering degree from Queens University and a MBA from the University of Western Ontario.

Peter R. Jones, Director and Chief Executive Officer. Mr. Jones is a Professional Engineer and has 39 years of experience primarily with Cominco Ltd., Anglo American and HudBay and its predecessor companies. Many of his years of experience have been in operations. Recently he was Chief Executive Officer and Director of HudBay and in 2004 he raised debt and equity to purchase HBMS and subsequently led HudBay to the second highest percentage gain on the TSX in 2006. Previously he was Chief Executive Officer and Director of HBMS and most recently he was Chairman and CEO of Adanac Molybdenum Corporation. He was for the prior two years Chairman of the Mining Association of Canada and in 2006 was named Prairie Region Entrepreneur of the Year by Ernst & Young LLP. He is a graduate of the Camborne School of Mines and Banff School of Advanced Management.

John L. Knowles, Director. Mr. Knowles has 25 years of experience in senior roles with Canadian and international resource companies. He is President and CEO of Wildcat Exploration Ltd, prior to which he was Executive Vice President and Chief Financial Officer of Aur Resources Inc. For nine years he was Vice President and Chief Financial Officer of HBMS and, following its acquisition by HudBay, he was Vice President and Chief Financial Officer of HudBay. He is a Chartered Accountant and holds a Bachelor of Commerce degree from Queen’s University.

Alan Lenczner, Director. Mr. Lenczner is one of Canada’s leading litigators. His skills as an advocate have produced precedent setting decisions in almost every field of civil litigation and he also has played a leading role in high profile mining litigations. With his extraordinary experience in large and complex litigation matters, he appears regularly before courts and tribunals across the country. He is a Director of Leon’s Furniture Ltd. and was previously a Director of Eskay Creek Ltd. Mr. Lenczner is a frequent lecturer on subjects ranging from fiduciary duties to constitutional law. Mr. Lenczner has a B.A. (Hon.) and an M.A. He graduated from the University of Toronto with an LL.B. (Hons. Standing) in 1967 and was admitted to the Ontario Bar in 1969. He was appointed Queen’s Counsel in 1982.

G. Wesley Voorheis, Director and Chairman. Mr. Voorheis is Managing Director of VC & Co. Incorporated and a Partner of Voorheis & Co. LLP, which acts as a strategic advisor to institutional and other shareholders with respect to their investments in Canadian public and private companies. He has also acted as an advisor to a number of private equity and hedge funds in Canada. Mr. Voorheis was previously the Chief Executive Officer and a director of Hollinger Inc. He previously acted as an advisor to the institutional shareholders of YBM Magnex International, Inc. and subsequently as Chairman of its Board of Directors. Mr. Voorheis was previously a member of the Board of Directors of Sun-Times Media Group, Inc. and Atlas Cold Storage Holdings Inc. Prior to the establishment of Voorheis & Co. LLP in 1995, Mr. Voorheis was a partner in a major Toronto law firm.

Michael D. Winship, President and Chief Operating Officer. Mr. Winship holds a Bachelor of Engineering (Mining) from McGill University. Mr. Winship joined HudBay in September 2008 from PT Inco in Indonesia, where he held the position of Chief Operating Officer. He has been developing and operating mining complexes around the world for 30 years, and has experience in all phases of mining and processing activities. Mr. Winship is intimately familiar with the production of base and precious metals.

David S. Bryson, Senior Vice President and Chief Financial Officer. Mr. Bryson holds a Bachelor of Commerce (Finance) from the University of British Columbia and is a Chartered Financial Analyst. Mr. Bryson joined HudBay in 2008 from Skye Resources Inc. where he held the position of Chief Financial Officer. He has an extensive background in corporate treasury and development having had a lengthy career at Terasen Inc. where he served as its Treasurer.

Alan T. C. Hair, Senior Vice President, Development. Mr. Hair graduated from the University of Leeds, England in 1983 with a Bachelor of Science Honours degree in Mineral Engineering. Since joining HudBay in 1996, Mr. Hair has held several management roles in HudBay. Prior to joining HudBay, he worked in European base metals and African platinum group operations.

Thomas A. Goodman, Senior Vice President, Operations. Mr. Goodman is a graduate in Chemical and Metallurgical Technology from the British Columbia Institute of Technology. He has worked for HudBay for over 30 years in a wide variety of operational, technical, and management positions. Mr. Goodman is a member of the Canadian Institute of Mining, Metallurgy and Petroleum and the Minerals, Metals & Materials Society.

H. Maura Lendon, Senior Vice President, General Counsel and Corporate Secretary. Ms. Lendon holds a Master of Laws from Osgoode Hall Law School, a Master of Business Administration from the Richard Ivey School of Business and a Bachelor of Laws from University of Western Ontario. She has been a member of the Ontario Bar since 1990. Ms. Lendon has extensive experience in the areas of international business transactions, regulatory compliance, corporate governance and advocacy. Prior to joining HudBay, Ms. Lendon was Chief Counsel Canada, Chief Privacy Officer—Canada for global telecommunications company, AT&T.

Corporate Cease Trade Orders, Bankruptcies, Penalties and Sanctions

Except as described below, none of our directors or executive officers is, or within 10 years prior to the date hereof was a director, chief executive officer or chief financial officer of any company (including our company), that: (i) was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, that was in effect for a period of more than 30 consecutive days, or (ii) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director. chief executive officer or chief financial officer, that was in effect for a period of more than 30 consecutive days.

Except as described below, none of our directors or executive officers, or a shareholder holding a sufficient number of securities of our company to affect materially the control of our company: (i) is, or has been within the 10 years prior to the date hereof, a director or executive officer of any company (including our company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; (ii) has, within the 10 years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; (iii) been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or (iv) been subject to any other penalties or sanctions imposed by a court or regulatory authority that would be likely to be considered important to a reasonable investor making an investment decision.

Mr. Barraclough is a director of Coalcorp Mining Inc. (“Coalcorp”). On February 6, 2009, Coalcorp announced that it would delay the filing of its second quarter interim financial statements, CEO and CFO certifications and related management discussion and analysis for the three and six-month periods ended December 31, 2008, beyond the filing deadline of February 16, 2009. On February 18, 2009, the OSC issued a temporary management cease trade order related to Coalcorp securities against the chief executive officer and chief financial officer of Coalcorp for so long as the interim financial statements, certifications and related management discussion and analysis are not filed.

Mr. Jones, Chairman and Chief Executive Officer of Adanac Molybdenum Corporation (“Adanac”), held such offices when Adanac sought protection under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) in December 2008. As of the date hereof, the proceedings under the CCAA relating to Adanac are ongoing.

Mr. Holmes was a director of Campbell Resources Inc. (“Campbell”) from 2006 to 2008. Mr. Holmes joined Campbell as a director while it was already under the protection of the CCAA. Mr. Holmes resigned from the board of directors of Campbell in November 2008. On January 28, 2009, Campbell once again obtained creditor protection under the CCAA. As of the date hereof, the proceedings under the CCAA relating to Campbell are ongoing.

From September 2003 until June 24, 2004, Mr. Voorheis was a director of Atlas Cold Storage Holdings Inc. (“Atlas”), the entity through which Atlas Cold Storage Income Trust (“Atlas Income Trust”) carried on its business. As a result of Atlas Income Trust not having filed its 2003 third quarter financial statements by the required deadline, the OSC issued a management cease trade order relating to any trading in securities of Atlas Income Trust against the trustees of Atlas Income Trust, certain members of the board of directors of Atlas and certain other then-current and former officers of Atlas. The cease trade order remained in effect until May 11, 2004, following the remediation of the filing default.

Mr. Voorheis was a director of Hollinger Inc. (“Hollinger”) from May 2006 to June 2008 and its Chief Executive Officer from April 2007 to June 2008. On May 18, 2004, prior to Mr. Voorheis’ involvement in Hollinger, as a result of Hollinger’s failure to file financial statements on a timely basis as required under the Ontario securities laws, the OSC issued a temporary cease trade order that prohibited certain then-current and former directors, officers and insiders of Hollinger from trading in securities of Hollinger, subject to certain exceptions. On June 1, 2004, the OSC issued a management cease trade order (the “MCTO”). The MCTO was subsequently varied on March 8, 2005, August 10, 2005 and April 28, 2006. The April 28, 2006 variation added the then-current directors and officers of Hollinger to the list of persons subject to the MCTO. On April 10, 2007, the MCTO was revoked pursuant to an order issued by the OSC. The revocation order stemmed from the remediation by Hollinger of its historical continuous disclosure record on March 7, 2007. Related cease trade orders were also issued by securities regulatory authorities in British Columbia on May 31, 2004 and Alberta on June 10, 2004 but were revoked or expired, following the revocation of the MCTO by the OSC.

On August 1, 2007, Hollinger obtained an initial order from the court granting it creditor protection under the CCAA. On the same date, Hollinger made a concurrent application for a companion order under Chapter 15 of the United States Bankruptcy Code. These proceedings included Hollinger and its wholly-owned subsidiaries, Sugra

Limited and 4322525 Canada Inc. The initial order and the U.S. proceedings provided for an initial stay period of 30 days, and were subsequently extended. On May 14, 2008, Hollinger announced that it had reached an agreement with its two principal creditors addressing the various principal matters in dispute among those parties and that, upon Court approval of that agreement, Mr. Voorheis would be resigning as an officer and director of Hollinger. The Court formally approved that agreement on May 26, 2008, and Mr. Voorheis resigned as a director and officer of Hollinger effective June 17, 2008. The Series II preference shares and the common shares of Hollinger are subject to a cease trade order issued by the OSC on July 23, 2008. Hollinger has stated that the cease trade order was issued as a result of Hollinger’s determination, in the interests of reducing its costs for the benefit of its stakeholders, not to prepare and file annual audited financial statements and other annual disclosure documents in respect of Hollinger’s financial year ended March 31, 2008. Consequently, since June 30, 2008, Hollinger has been in default of its continuous disclosure filing requirements under Canadian securities laws.

Conflict of Interest

To the best of our knowledge, and other than as disclosed herein, there are no known existing or potential conflicts of interest among us, our directors, officers or other members of management, as a result of their outside business interests, except that certain of our directors, officers, and other members of management serve as directors, officers, promoters and members of management of other entities and it is possible that a conflict may arise between their duties as a director, officer or member of management of the Company and their duties as a director, officer, promoter or member of management of such other entities.

Our directors and officers are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and we will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of our directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the Canada Business Corporations Act, and such individuals will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

Audit Committee Disclosure

The Audit Committee is responsible for monitoring our systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of our external auditors. The committee is also responsible for reviewing our annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full board of directors.

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee appointment and reporting to our board of directors. A copy of the current charter, which is being reviewed by the members of the Audit Committee who were appointed following the replacement of the board of directors on March 23, 2009, is attached hereto as Schedule B.

Composition

The Audit Committee consists of Messrs. Barraclough, Hibben and Knowles. Each member of the Audit Committee is independent and financially literate within the meaning of Multilateral Instrument 52-110 - Audit Committees (“MI 52-110”).

Relevant Education and Experience

Set out below is a description of the education and experience of each audit committee member that is relevant to the performance of his responsibilities as an audit committee member.

J. Bruce Barraclough worked for Ernst & Young LLP for 37 years, 27 of which were as a Partner. He has been a director of Coalcorp Mining Inc. since January 2009 where he is also the chair of the audit committee. Mr. Barraclough holds an MBA from the Schulich School of Business and a Bachelor of Applied Science from the

University of Toronto. He is also a Fellow of the Institute of Chartered Accountants of Ontario (FCA) and holds the designation of Chartered Director (C.Dir.) from The Directors College (a joint venture of McMaster University and The Conference Board of Canada).

Alan Roy Hibben has been a director of six public companies and six substantial private companies. Mr. Hibben received his Bachelor of Commerce Degree from the University of Toronto. He is qualified as a Canadian Chartered Accountant and also holds the CFA designation. He is a certified director of the Institute of Corporate Directors (ICD.D).

John L. Knowles has 25 years of experience in senior roles with Canadian and international resource companies. He previously served as Executive Vice President and Chief Financial Officer of Aur Resources Inc. and from 1995 to 2005 he was Vice President and Chief Financial Officer of HudBay and its predecessor company. He is a Chartered Accountant and holds a Bachelor of Commerce degree from Queen’s University.

Policy Regarding Non-Audit Services Rendered by Auditors

The Audit Committee’s charter sets out certain procedures and policies regarding the provision of non-audit services to us or any of our subsidiaries by our external auditor. Specifically, the audit committee is to pre-approve all non-audit services to be provided to us or any of our subsidiaries by our external auditor. Pre-approval of non-audit services is satisfied if: (i) the aggregate amount of non-audit services not pre-approved by the Audit Committee is reasonably expected to constitute no more than 5% of total fees paid by us and our subsidiaries to the external auditor during the fiscal year in which the services are provided; (ii) we or one of our subsidiaries did not recognize services as non-audit services at the time of the engagement; and (iii) the services are promptly brought to the Audit Committee’s attention and approved prior to the completion of the audit. More generally, the Audit Committee is to instruct the external auditor that the board of directors, as representatives of the shareholders, is the client of the independent auditor. The Audit Committee is also to review and discuss, on an annual basis, with the independent auditor all significant relationships the independent auditor has with us to determine their independence.

Remuneration of Auditors

The following table presents, by category, the fees accrued by Deloitte & Touche LLP as external auditors of, and for other services provided to, the Company for the fiscal years ended December 31, 2008 and 2007.

	2008	2007
Category of Fees
Audit fees	$783,658	$816,144
Audit related fees	662,861	131,086
Tax fees	—	—
All other fees	—	80,873

“Audit fees” include fees for auditing annual financial statements and reviewing the interim financial statements, as well as services normally provided by the auditor in connection with the Company’s statutory and regulatory filings. “Audit related fees” are fees for assurance and services related to the external auditor’s role, including attest services not required by statute or regulation and financial information presentation assistance with finalization of accounting matters and certification and acquisition activities. “All other Fees” include principally consultation and advisory services on information and technology. Management presents regular updates to the Audit Committee of the services rendered by the auditors in response to the Committee’s oversight regarding external auditor independence and pre-approved service authorizations.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

HBMS has been named as a co-defendant in two actions alleging various wrongful actions committed in connection with the use and operation of the Whitesand Dam and the Island Falls Hydroelectric station (the “Hydro Projects”) in Saskatchewan. The plaintiffs have claimed for an aggregate of $1 billion in compensatory damages and in excess of $100 million in punitive damages. One of HudBay’s former subsidiaries constructed and operated the dam until it was transferred to SaskPower in 1981. The plaintiffs in both actions claim that the lands on which the hydroelectric facilities were built are subject to aboriginal rights. No steps have been taken by the plaintiffs to proceed with their claims since 1995. Based on the current knowledge of management, the ultimate resolution of the claims will not be material to the consolidated financial position of HudBay.

SaskPower has been named as a defendant in two other actions, one filed in Manitoba in 1992 and one filed in Saskatchewan in 2004. Both actions claim damages alleged as a result of the operation and use of the Hydro Projects. HBMS has recently been named as a third party in the Saskatchewan action, but has not been named as a party in the Manitoba action. SaskPower has also added Churchill River Power Company Limited (“CRP”), formerly a wholly-owned subsidiary of HBMS, which was dissolved, as a third party in the Saskatchewan action. SaskPower has revived CRP for the purpose of taking action for alleged breaches by CRP of its obligation under a certain Purchase and Sale Agreement made in 1981. Although HBMS and CRP are named as third parties in one of the actions, to date no steps have been taken by the plaintiffs to pursue the Saskatchewan action since it was filed in December 2004 and no steps have been undertaken to add HBMS or CRP as a defendant or third party in the Manitoba action.

In March 2007, a statement of claim was issued in Manitoba by Callinan Mines Limited (“Callinan”) against HBMS seeking declaratory relief, an accounting and an undisclosed amount of damages relating to an alleged breach of a Net Profits Interest and Royalty Agreement between HBMS and Callinan Mines Limited dated January 1, 1988. HBMS has filed a statement of defence denying liability to Callinan. At this stage, the likelihood of success and the materiality of this claim are not reasonably determinable.

Except as noted above, we are not aware of any litigation outstanding, threatened or pending against us as of the date hereof that would be material to our financial condition or results of operations.

Regulatory Actions

The Company has not: (a) received any penalties or sanctions imposed against it by a court relating to securities legislation or by a securities regulatory authority during the financial year; (b) received any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision; and (c) entered any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during the financial year.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this AIF, since January 1, 2006, none of our directors, executive officers or 10% shareholders and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction that has materially affected or is reasonably expected to materially affect HudBay.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common shares and warrant agent for the HudBay Warrants (2004) is Equity Transfer & Trust Company at its principal offices in Toronto, Ontario.

MATERIAL CONTRACTS

Except for those contracts entered into in the ordinary course of business of HudBay, the following are the material contracts we entered into during 2008 or, prior to that, since January 1, 2002 that are still in effect:

1.	the Arrangement Agreement between us and Lundin whereby we agreed to acquire all of the issued and outstanding common shares of Lundin;

2.	the subscription agreement dated November 21, 2008 between us and Lundin whereby we acquired 96,997,492 common shares of Lundin;

3.	the Termination Agreement between us and Lundin which terminated the Arrangement Agreement with Lundin;

4.	the arrangement agreement dated June 23, 2008 between 0828275 B.C. Ltd., Skye Resources Inc. and us whereby we acquired all of the issued and outstanding common shares of Skye;

5.	the Balmat acquisition agreement entered into in 2003 between us and ZCA Mines, Inc. pursuant to which we acquired our operations in Balmat, New York; and

6.	the Shareholder Rights Plan. See “Description of Capital Structure – Rights”.

INTEREST OF EXPERTS

Neither Kimberley Proctor, B.Sc. P.Geo., Robert Carter, B.Sc., P.Eng., John B. Scott, P. Eng., Colin McKenzie, P. Geo., Ian T. Blakley, P.Geo., experts who have prepared certain technical and scientific reports for us, nor any partner, associate or affiliate thereof, as applicable, has received a direct or indirect interest in our property or of any of our associates or affiliates. As at the date hereof, to our knowledge, the aforementioned persons beneficially own, directly or indirectly, less than 1% of our securities.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans, as applicable, is contained in our management information circular dated February 24, 2009. Additional financial information is provided in our financial statements and management’s discussion and analysis for the fiscal year ended December 31, 2008.

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

SCHEDULE A

GLOSSARY OF MINING TERMS

The following is a glossary of terms used in this annual information form.

“basalt”	A general term for dark-coloured mafic igneous rocks, commonly extrusive but locally intrusive (e.g., as dikes), composed chiefly of calcic plagioclase and clinopyroxene; the fine-grained equivalent of gabbro. Nepheline, olivine, orthopyroxene, or quartz may be present. Adj. basaltic.

“CIM”	Canadian Institute of Mining, Metallurgy and Petroleum.

“Concentrator”	A plant where ore is separated into values (concentrates) and rejects (tails). An appliance in such a plant, e.g., flotation cell, jig, electromagnet, shaking table. Also called mill.

“double-drum hoist”	A hoist with two drums that can be driven separately or together by a clutch.

“felsic”	A mnemonic adj. derived from (fe) for feldspar, (l) for lenad or feldspathoid, and (s) for silica, and applied to light-coloured rocks containing an abundance of one or all of these constituents. Also applied to the minerals themselves, the chief felsic minerals being quartz, feldspar, feldspathoid, and muscovite.

“grade”	The amount of valuable metal in each tonne of ore, expressed as grams per tonne for precious metals. Cut-off grade is the minimum metal grade at which a tonne of rock can be processed on an economic basis.

“hectare”	One hectare equals 2.47 acres.

“mafic”	Pertaining to or composed dominantly of the ferromagnesian rock-forming silicates; said of some igneous rocks and their constituent minerals.

“metallurgy”	The science of extracting base metals from ores by mechanical and chemical processes and preparing them for use.

“mine”	An excavation in the earth for the purpose of extracting minerals. The excavation may be an open pit on the surface or underground workings.

“mineral reserves”	That part of a measured or indicated mineral resource which could be economically mined, demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are those parts of mineral resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the qualified person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factors. Mineral reserves are inclusive of diluting material that will be mined in conjunction with the mineral reserves and delivered to the treatment plant or equivalent facility. The term “mineral reserve” need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals. Mineral reserves are subdivided into proven mineral reserves and probable mineral reserves. Mineral reserves fall under the following categories:

“proven mineral reserves”	That part of a measured mineral resource that is the economically mineable part of a measured mineral resource, demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

“probable mineral reserves”	That part of an indicated and in some circumstances a measured mineral resource that is economically mineable demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

“mineral resources”	A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources fall under the following categories:

“measured mineral resource”	That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“indicated mineral resource”	That part of a mineral resource for which quantity, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters and to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“inferred mineral resource”	That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

“mineralization”	The process or processes by which a mineral or minerals are introduced into a rock, resulting in a valuable or potentially valuable deposit. It is a general term incorporating various types; for example, fissure filling, impregnation and replacement.

“NI 43-101”	National Instrument 43-101 — Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators.

“ore”	A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

“ounce or oz”	Troy ounce, equal to approximately 31.103 grams.

“recovery”	A term used in process metallurgy to indicate the proportion of valuable material obtained in the process. It is generally stated as a percentage of valuable metal in the processed material that is recovered compared to the total valuable metal present.

“roasting”	Heating an ore to effect some chemical change that will facilitate smelting.

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“stratiform”	Having the form of a layer, bed, or stratum; consisting of roughly parallel bands or sheets, such as a stratiform intrusion.

“stratigraphic sequence”	A chronologic succession of sedimentary rocks from older below to younger above, essentially without interruption; e.g., a sequence of bedded rocks of interregional scope, bounded by unconformities.

“tailings”	The gangue and other refuse material resulting from the washing, concentration, or treatment of ground ore.

“ton”	A unit of measurement equivalent to 2,000 pounds.

“tonne”	A metric tonne, 1,000 kilograms or 2,204.6 pounds.

	Conversion Table

To Convert	To	Multiply by

Tonnes	Tons	1.102311

Tonnes	Pounds	2204.62

Grams	Troy ounces	0.032151

Grams/tonne	Troy ounces/ton	0.029167

Hectares	Acres	2.47105

Kilometers	Miles	0.62137

Meters	Feet	3.28084

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SCHEDULE B

CHARTER OF THE AUDIT COMMITTEE

OF THE BOARD OF DIRECTORS

HUDBAY MINERALS INC.

(the “Company”)

I.	PURPOSE

The Audit Committee is a committee of the Board of Directors. The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by:

•	reviewing the financial reports and other financial information provided by the Company to any governmental body or the public and other relevant documents;

•

recommending the appointment and reviewing and appraising the audit efforts of the Company’s independent auditor and providing an open avenue of communication among the independent auditor, financial and senior management and the Board of Directors;

•

serving as an independent and objective party to monitor the Company’s financial reporting process and internal controls, the Company’s processes to manage business and financial risk, and its compliance with legal, ethical and regulatory requirements;

•	encouraging continuous improvement of, and fostering adherence to, the Company’s policies, procedures and practices at all levels.

The Audit Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Section III of this Charter. The Audit Committee’s primary function is to assist the Board of Directors in fulfilling its responsibilities and it recognizes that the Company’s management is responsible for preparing the Company’s financial statements and that the Company’s independent auditors are responsible for auditing those financial statements.

II.	COMPOSITION AND MEETINGS

The Audit Committee shall be comprised of a minimum of three directors as determined by the Board, all of whom shall be “independent” and “financially literate’ as such terms are used in Multilateral Instrument 52-110 –Audit Committees (the “Multilateral Instrument”). Generally, for the purposes of the Multilateral Instrument, a member of the Committee is considered “independent” if the member has no direct or indirect material relationship with the Company that, in the view of the Company Board of Directors, could reasonably be expected to interfere with the exercise of the directors independent judgement, and a member of the Committee is considered “financially literate” if the member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

The members of the Committee shall be elected by the Board at the annual organizational meeting of the Board or until their successors shall be duly elected and qualified. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

The Committee shall meet at least four times annually, or more frequently as circumstances require. The Committee shall meet prior to the filing of quarterly financial statements to review and discuss the unaudited financial results for the preceding quarter and the related Management Discussion & Analysis and shall meet prior to filing the annual audited financial statements to review and discuss the audited financial results for the year and related Management Discussion & Analysis.

As part of its job to foster open communication, the Committee will meet periodically with management and the independent auditor in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately. The Committee will also meet in camera at every regularly scheduled meeting of the Committee. The Chairman of the Committee shall discuss with management or the independent auditor any matters raised in the in camera meetings relevant for management or the independent auditor, respectively.

The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. For purposes of performing their oversight related duties, members of the Committee shall have full access to all corporate information and shall be permitted to discuss such information and any other matters relating to the financial position of the Company with senior employees, officers and independent auditors of the Company.

Quorum for the transaction of business at any meeting of the Audit Committee shall be a majority of the number of members of the Committee or such greater number as the Audit Committee shall by resolution determine.

Meetings of the Audit Committee shall be held from time to time and at such place as the Audit Committee or the Chairman of the Committee shall determine upon a 48 hours prior notice. The notice period may be waived by a quorum of the Committee. Each of the Chairman of the Committee, members of the Committee, Chairman of the Board, independent auditors, Chief Executive Officer, Chief Financial Officer or General Counsel shall be entitled to request that the Chairman of the Audit Committee call a meeting which shall be held within 48 hours of receipt of such request.

III.	RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties the Audit Committee shall:

1.	Create an agenda for the ensuing year.

2.	Review and assess the adequacy of this Charter at least annually or as conditions otherwise dictate and, where necessary, approve and recommend changes to this Charter as the Committee deems appropriate to the Board for approval. Authority to make minor technical amendments to this Committee Charter is hereby delegated to the Secretary of the Company who will report any amendments to the Committee and the Board at their respective next meeting.

3.	Describe briefly in the Company’s annual report and more fully in the Company’s Management Information Circular or its Annual Information Form the Committee’s composition and responsibilities and how they were discharged and otherwise assist management in providing the information required by Form 52-110F1 in the Company’s Annual Information Form or such other disclosure document required by Multilateral Instrument 52-110.

4.	Report periodically to the Board of Directors.

Documents/Reports Review

5.	Review the Company’s interim and annual financial statements as well as all interim and annual MD&A’s and interim and annual earnings press releases prior to their publication and/or filing with any governmental body, or the public.

6.	Review policies and procedures with respect to directors’ and officers’ expense accounts and management perquisites and benefits, including their use of corporate assets and expenditures related to executive travel and entertainment, and review the results of the procedures performed in these areas by the independent auditor, based on terms of reference agreed upon by the independent auditor and the Audit Committee.

7.	Satisfy itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, other than the public disclosure referred to in paragraph 5, and periodically access the adequacy of such procedures.

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Independent Auditor

8.	Recommend to the Board of Directors the selection of the independent auditor, considering independence and effectiveness and approve the fees and other compensation to be paid to the independent auditor. Instruct the independent auditor that the Board of Directors, as the shareholders’ representative, is the independent auditor’s client.

9.	Monitor the relationship between management and the independent auditor including reviewing any management letters or other reports of the independent auditor and discussing and resolving any material differences of opinion between management and the independent auditor.

10.	Review and discuss, on an annual basis, with the independent auditor all significant relationships they have with the Company to determine their independence.

11.	Pre-approve all non-audit services to be provided to the Company or its subsidiaries by the independent auditor.

Pre-approval of non-audit services is satisfied if:

a)	The aggregate amount of non-audit services not preapproved is reasonably expected to constitute no more than 5% of total fees paid by the Company and its subsidiaries to the external auditor during fiscal year in which the services are provided;

b)	The Company or a subsidiary did not recognize services as non-audit services at the time of the engagement; and

c)	The services are promptly brought to Committee’s attention and approved prior to the completion of the audit.

12.	Oversee the work and review the performance of the independent auditor and approve any proposed discharge of the independent auditor when circumstances warrant.

13.	Periodically consult with the independent auditor out of the presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the organization’s financial statements. Particular emphasis should be given to the adequacy of internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper.

14.	Satisfy itself that the independent auditor and internal auditor, if applicable, report directly to the Audit Committee; and that the independent auditor is available to the Audit Committee and the full Board of Directors as needed.

15.	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the Company’s independent auditor and former independent auditor.

Financial Reporting Processes

16.	In consultation with the independent auditor review the integrity of the organization’s financial reporting processes, both internal and external.

17.	Consider the independent auditor’s judgments about the quality and appropriateness, not just the acceptability, of the Company’s accounting principles and financial disclosure practices, as applied in its financial reporting, particularly about the degree of aggressiveness or conservatism of its accounting principles and underlying estimates and whether those principles are common practices or are minority practices.

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18.	Consider and approve, if appropriate, major changes to the Company’s accounting principles and practices as suggested by management with the concurrence of the independent auditor and ensure that the management’s reasoning is described in determining the appropriateness of changes in accounting principles and disclosure

Process Improvement

19.	Obtain regular reports from each of management and the independent auditor regarding any significant judgments made in management’s preparation of the financial statements and the view of each as to appropriateness of such judgments.

20.	Review the scope and plans of the independent auditor’s audit and reviews prior to the audit and reviews being conducted. The Committee may authorize the independent auditor to perform supplemental reviews or audits as the Committee may deem desirable.

21.	Following completion of the annual audit and quarterly reviews, review separately with each of management and the independent auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and reviews, including any restrictions on the scope of work or access to required information and the cooperation that the independent auditor received during the course of the audit and reviews.

22.	Review and resolve any significant disagreements among management and the independent auditor in connection with the preparation of the financial statements.

23.	Where there are significant unsettled issues the Committee shall ensure that there is an agreed course of action for the resolution of such matters.

24.	Review with the independent auditor, internal auditor, if applicable and management, significant findings during the year and the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented. This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Committee.

25.	Review activities, organizational structure, qualifications, and succession planning of the chief financial officer and the staff in the financial reporting area and present matters related to succession planning within the Company to the Board of Directors for consideration.

Ethical and Legal Compliance

26.	Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting internal controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

27.	Review and update periodically a Code of Business Conduct and Ethics and ensure that management has established a system to enforce this Code. Review through appropriate actions taken to ensure compliance with the Code of Business Conduct and Ethics and to review the results of confirmations and violations of such Code.

28.	Review management’s monitoring of the Company’s internal controls over financial reporting to ensure that the Company’s financial statements, reports and other significant financial information disseminated to governmental organizations, and the public satisfy legal and regulatory requirements.

29.	Review periodic report from the Disclosure Committee on the effectiveness of the disclosure policies, controls and procedures and on the operation of the Timely Disclosure, Confidentiality and Insider Trading Policy to ensure that appropriate procedures are in place for disclosing financial and other information in accordance with the regulatory requirements.

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30.	Review, with the organization’s counsel, significant legal and regulatory compliance matters, including corporate securities trading policies, and matters that could have a significant impact on the organization’s financial statements.

Risk Management

31.	Review management’s program of risk assessment and steps taken to address significant risks or exposures, including insurance coverage.

General

32.	Conduct or authorize investigations into any matters within the Committee’s scope of responsibilities.

33.	The committee shall be empowered to retain and compensate independent counsel, accountants and other professionals to assist it in the performance of its duties as it deems necessary.

34.	Perform any other activities consistent with this Charter, the Company’s By-laws and governing law, as the Committee or the Board deems necessary or appropriate.

Dated March 4, 2009

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APPENDIX “A”

TO SCHEDULE B

Independence Requirement of National Instrument 52-110

An Audit Committee member shall be considered “independent”, in accordance with National Instrument 52-110 -Audit Committees (“NI 52-110”), subject to the additional requirements or exceptions provided in NI 52-110, if that member has no direct or indirect relationship with the Company, which could reasonably be expected to interfere with the exercise of the member’s independent judgment. The following persons are considered to have a material relationship with the Company and, as such, cannot be a member of the Audit Committee:

(a)	an individual who is, or has been within the last three years, an employee or executive officer of the Company;

(b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the Company;

(c)	an individual who:

(i)	is a partner of a firm that is the Company’s internal or external auditor;

(ii)	is an employee of that firm; or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the Company’s audit within that time;

(d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i)	is a partner of a firm that is the Company’s internal or external auditor;

(ii)	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the Company’s audit within that time;

(e)	an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the Company’s current executive officers serves or served at the same time on the entity’s compensation committee; and

(f)	an individual who received, or whose immediate family member who is employed as an executive officer of the Company received, more than $75,000 in direct compensation from the Company during any 12 month period within the last three years, other than as remuneration for acting in his or her capacity as a member of the Board of Directors or any Board committee, or the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service for the Company if the compensation is not contingent in any way on continued service.

In addition to the independence criteria discussed above, any individual who:

(a)	accepts directly or indirectly, any consulting, advisory or other compensatory fee from the Company or any subsidiary entity of the Company, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee, or fees of a fixed amount for compensation under a retirement plan (including deferred compensation) for prior service with the Company if the compensation is not contingent in any way on continued service, or

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(b)	is an affiliated entity of the Company or any of its subsidiary entities,

is considered to have a material relationship with the Company, and therefore, is deemed not to be independent.

The indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by:

(a)	an individual’s spouse, minor child or stepchild, or a child or stepchild who shares the individual’s home; or

(b)	an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non- managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Company or any subsidiary entity of the Company.

Financial Literacy Under National Instrument 52-110

“Financially literate”, in accordance with NI 52-110, means that the director has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

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SCHEDULE C

777 MINE, TROUT LAKE MINE AND CHISEL NORTH MINE

The technical and scientific information included in the following description of the northern Manitoba mines has been prepared under the supervision of Kimberley Proctor, B.Sc., P. Geo. who is employed by our subsidiary, as Superintendent, Mining Technical Services and who is a “Qualified Person” within the meaning of NI-43-101.

Location

Other than the Chisel North mine, our northern Manitoba mines are within six kilometres of Flin Flon. The Chisel North mine is approximately 215 kilometres east of Flin Flon. The city of Flin Flon is approximately 750 kilometres northwest of Winnipeg, the capital city of the Province of Manitoba. Flin Flon has a population of approximately 7,000 people, with an additional 3,000 people living in the surrounding community, and has well developed access to road, rail and air transportation.

The water supply for Flin Flon is taken from Trout Lake. Electrical power is supplied from the Manitoba Hydro and Saskatchewan Power Corporation power grids, which are fed by three hydroelectric generating stations. Our arrangement with Manitoba Hydro represents the single largest supply contract for our operations.

The geographical area has cool summers and very cold winters with a mean annual temperature of -2.5° C. The predominant vegetation is closed stands of black spruce and jack pine with a shrub layer of ericaceous shrubs and ground cover of mosses and lichens.

Geology

Our northern Manitoba mines are located within the Flin Flon Greenstone Belt in the Canadian Shield, one of the world’s largest exposed areas of Precambrian rocks. Within the Canadian Shield are large, deformed remnants of ancient volcanic-sedimentary terrain (“greenstone belts”), which historically have been proven locations of base and precious metals.

The ore bodies of the Flin Flon Greenstone Belt occur in a highly prospective early Proterozoic island-arc assemblage that stretches for an exposed length of 250 kilometres east-west and 75 kilometres north-south. The deposits are copper-zinc volcanic massive sulphide (“VMS”) type, rich in gold and silver, hosted in both felsic and mafic volcanic rocks with the felsic type hosting the largest deposits. VMS ore bodies in the area have ranged in size from less than 100,000 tonnes to more than 60 million tonnes.

Exploration

Diamond drilling is the only drilling type carried out for the purposes of exploration, ore zone definition and sampling of our material properties. Drilling is done by drilling contractors under the supervision of our geologists.

Core recovered is placed in wooden core boxes covered with lids and transported to surface where it is logged by our geologists. Core from exploration holes outside the operating parts of the mine are generally reboxed and saved after logging. Core from holes for the purposes of orebody definition that is not sampled is discarded after logging.

Diamond drilling for the purpose of exploration within all operating mines during 2008 totalled 27,989 meters to test for extensions to orebodies. A further 37,321 meters of diamond drilling was conducted in our operating mines to define parts of the orebodies to provide adequate definition for the purpose of ore extraction. This diamond drilling was separate from exploration diamond drilling that was done for the testing and discovery of new mineral deposits on the surface of our exploration lands.

Drilling/Sampling and Analysis

Core recovery from diamond drilling is generally excellent and the drill cores are considered a reliable sampling media. Core size is generally NQ or BQ.

Core recovered from diamond drilling within our operating mines was logged and mineralized sections were marked for sampling and assaying by our geologists. The marked sections are either whole core sampled, placed in plastic bags and tagged with unique sample numbers, or sawn in half by a diamond saw and one half of the core placed in plastic bags and tagged with unique sample numbers, while the second half is returned to the core box and stored.

Each bagged core sample is placed in a plastic pail with a sample listing and sealed prior to being transported to our assay laboratory in Flin Flon, Manitoba where it is dried, crushed and pulverized and a 250 gram sample is prepared for assaying.

From each 250 gram sample 0.25 grams is removed and leached in aqua regia and analyzed by ICP-AES for Ag, Cu, Zn, As, Pb, Ni and Fe. Also from the 250-gram sample, 15 grams is removed for gold determination by fire assaying with Atomic Absorption finish.

Assaying integrity is monitored internally with a quality control program, which includes the use of assay sample standards, blanks, duplicates and repeats and externally through national and international programs. In addition, within each group of 50 core samples, one core sample has a second 250 gram split collected for external independent lab check assaying at Acme Analytical Laboratories Ltd. in Vancouver, B.C.

Core samples obtained from exploration diamond drilling on the surface of our exploration lands are processed in a similar way but differs in that all core samples are sawn in half and one check assay sample is collected from within each group of 20 core samples.

History

Through HBMS, HudBay has operated in the Flin Flon Greenstone Belt for more than 80 years. During this period, we have mined approximately 138 million tonnes of ore.

Under the ownership of Anglo American International, S.A. in the mid-1990s, a strategic review of the northern Manitoba and Saskatchewan operations depicted a company with declining reserves, lower ore grades, rising costs and a poor safety record. At that time, it was concluded that a less than a 10-year mine life was possible and closure of operations before 2005 was planned.

In connection with the closure plan, it was decided to continue exploration efforts until 1998, the latest time an ore body could be developed for production prior to the planned closure. In 1993, based on the drilling program, the 777 deposit was first indicated by an underground exploration hole that intersected the mineralization at a depth of 1,000 meters. In 1995, a drilling program delineated the ore body and by 1997, this ore body was defined. In 1999, development of the 777 mine was commenced as part of the “777 Project” and commercial production from the mine commenced in January 2004. It was determined that the 777 ore body had the potential to extend operations to 2014 if a number of critical factors were first addressed. As a result, our northern Manitoba and Saskatchewan operations lowered their overall unit operating cost, improved safety performance and created a performance-oriented culture.

777 Mine

The 777 mine is located immediately adjacent to our principal concentrator and metallurgical plant in Flin Flon and straddles the Manitoba/Saskatchewan border. It is part of a cluster of interlinked ore bodies including the prior Callinan mine and the prior Flin Flon mine.

The 777 mine property is located on mineral leases and Manitoba Order in Council (“OIC”) leases totalling approximately 4,414 hectares, including approximately 1,098 hectares in Manitoba and approximately 3,316

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hectares in Saskatchewan. HBMS owns a 100% interest in these mineral leases. Annual lease rentals payable to the Manitoba government are $16,730 and $10,484 to the Saskatchewan government. There is an annual work expenditure requirement for the Saskatchewan property of $257,025. Individual leases have different expiry dates that range from 2009 to 2030. All mineral production from the property is subject to a 6 2/3% net proceeds of production (NPI) and $0.25 per ton royalty agreement payable to Consolidated Callinan Flin Flon Mines Limited. Surface rights are held under several leases and permits that also host the concentrator and metallurgical plants.

The Flin Flon cluster of ore bodies, which encompasses the Flin Flon, Callinan and 777 ore bodies, is hosted of a sequence of volcanic flow and volcaniclastic rocks that are predominantly basaltic in nature. In the mine area, the mine horizon stratigraphic sequence lies on the west side of the Hidden Lake Syncline and strikes about 350 degrees and dips 50 to 60 degrees to the east.

The mine has an internal ramp system to allow movement between working levels and to the Callinan mine. The 777 shaft is a 6.7 meter diameter vertical shaft to a depth of 1,530 meters. Ore and waste hoisting is with a double-drum hoist with a capacity in excess of 1.35 million tonnes per year using 16-tonne skips. A separate double drum hoist operates a man and material cage and counterweight and a single drum hoist operates a small man cage.

Mining is primarily by long-hole open stoping. Paste backfill is used to fill mined stopes and is delivered from the Flin Flon concentrator by pumping through a network of lined boreholes and pipes. Pillars are left as regional support in addition to the backfill. The host country rock, particularly in the hanging wall, is competent.

Ventilation control is adequate, and the main shaft is the primary fresh air intake. Compressors supply compressed air. Pipes are installed to distribute the compressed air and water drilling through the mine. The mine also has adequate electrical power for mining purposes.

The anticipated mine life is eleven years (2019).

The following table sets forth the production of the 777 mine for the years ended December 31, 2008, 2007 and 2006.

777 Mine Historical Statistics

	December 31
	Units	2008	2007	2006
Ore mined	000s tonnes	1,470.29	1,424.12	1,367.50
Zinc grade in ore	%	4.36	4.51	4.81
Copper grade in ore	%	2.61	2.68	2.81
Gold grade in ore	grams/tonne	2.13	2.44	2.43
Silver grade in ore	grams/tonne	24.82	25.64	25.61

Trout Lake Mine

The Trout Lake mine is located approximately six kilometres northeast of Flin Flon.

The Trout Lake mine is located on Manitoba mineral leases that total 2,261 hectares and expire April 1, 2013. Annual mineral lease payments total approximately $19,267. HBMS owns a 100% interest in these leases. There are no royalties payable other than those potentially payable to the Province. Surface rights are held under miscellaneous leases and general permits with total annual rental payments of $5,135.

The Trout Lake mine was discovered by Granges Exploration in the 1970s, as a result of testing by drilling an electromagnetic geophysical target located in an area beneath Trout Lake believed to be underlain by felsic volcanic rocks similar to those that host the Flin Flon ore bodies. Commercial production commenced at the Trout Lake mine in 1982.

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The Trout Lake ore body sub-crops beneath Trout Lake and contains more than 30 lenses in several zones. The lenses dip approximately 60 degrees and the average lens width is eight meters. The ore body is a proximal volcanic massive sulphide deposit. Chalcopyrite and sphalerite are the main base metal sulphides and occur with pyrite in massive sulphide layers.

The main shaft has been sunk to a depth of 1,091 meters. The mine development includes a number of inclined ramps and steeply inclined ventilation shafts and ore passes. The shaft is a circular two-compartment 4.9 meter diameter vertical shaft operating to a depth of 1,091 meters. The ramp extends to approximately 1,380 meters below surface at an inclination of 15% from the horizontal. A 762 meter long inclined conveyor delivers the ore from the underground crusher to the ore bin adjacent to the shaft.

Mining is by longhole open stoping using trackless equipment. Crushed ore is trucked from the mine site to the Flin Flon concentrator for processing and subsequent treatment in our Flin Flon zinc plant and copper smelter.

The anticipated mine life is three years (2011).

The following table sets forth the production of the Trout Lake mine for the years ended December 31, 2008, 2007 and 2006.

Trout Lake Mine Historical Statistics

	December 31
	Units	2008	2007	2006
Ore mined	000s tonnes	776.21	827.01	838.90
Zinc grade in ore	%	3.70	4.27	3.65
Copper grade in ore	%	1.93	2.36	2.18
Gold grade in ore	grams/tonne	1.38	1.44	1.28
Silver grade in ore	grams/tonne	19.21	14.84	13.53

Chisel North Mine

The Chisel North mine is 10 kilometres west of the Snow Lake concentrator and about six kilometres south of the Town of Snow Lake, which is approximately 215 kilometres from Flin Flon.

The Chisel North mine is located on Manitoba OIC leases that total approximately 4,193 hectares with annual rental payments payable to the Manitoba government of $53,343. HBMS holds a 100% interest in these leases. Most of these mineral leases terminate in 2023. There are no royalties payable other than those potentially payable to the Province. Surface rights are held under miscellaneous leases and general permits with total annual rentals of $13,670.

In 1986, an exploration program was initiated to systematically explore the Chisel basin. Additional drilling was carried out between 1993 and 1997 to suitably define the ore body for a feasibility study. A total of 77,632 meters in 130 holes and wedges were drilled by 1998. Commercial production commenced at the Chisel North mine in June, 2000.

The deposit consists of metamorphosed massive sulphides overlain by barren basalt volcanic flows. Sphalerite and minor amounts of chalcopyrite are the main base metal sulphides and occur with pyrite in massive sulphide layers conformable to stratigraphy. The ore resources are between 400 meter and 650 meter depths in four stacked zinc rich sulphide lenses.

The mine depth is to the 687 meter level. Mining is by room and pillar, post pillar cut and fill and blast hole stoping using trackless equipment with unconsolidated rock fill as backfill. Ore is truck hauled to surface for crushing and subsequently trucked to the Snow Lake concentrator, by independent trucking contractors.

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On January 9, 2009 we announced that we were suspending operations at Chisel North mine and concentrator due to depressed metal prices and the economic downturn.

The following chart sets forth the production of the Chisel North mine for the years ended December 31, 2008, 2007 and 2006.

Chisel North Mine Historical Statistics

	December 31
	Units	2008	2007	2006
Ore mined	000s tonnes	325.16	328.93	323.40
Zinc grade in ore	%	7.42	8.20	8.56

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SCHEDULE D

FENIX PROJECT IN GUATEMALA

The Fenix Project in Guatemala

The Fenix Project is a substantial nickel laterite project in eastern Guatemala that we acquired when we completed the acquisition of Skye in August 2008. The Fenix Project also includes processing facilities that have been on care and maintenance since 1980. On November 19, 2008, we filed with the Canadian Securities Administrators a technical report entitled “Technical Report on an Update to the Fenix Project, Izabal Guatemala,” effective as of September 15, 2007, (the “Fenix Technical Report”). The authors of the Fenix Technical Report are John B. Scott, P.Eng., and Colin McKenzie, P.Geo., each of whom is a “Qualified Person” within the meaning of NI 43-101. The full text of the Fenix Technical Report is incorporated herein by reference and is available at www.sedar.com. The following summary is taken from the Fenix Technical Report.

Readers should be aware that, since the effective date of the Fenix Technical Report (September 15, 2007), there have been changes to both the Fenix Project and to the pricing and availability of Project inputs and outputs that would require changes to the Fenix Technical Report if an update was prepared. In particular, construction on the Fenix Project was suspended in November 2008 and the power purchase and transmission contracts with affiliates of Duke Energy International have been terminated. Upon re-commencing construction there can be no certainty that the capital and operating cost estimates would remain accurate. We, indirectly through subsidiaries, now own 98.2% of Compañia Guatemalteca de Niquel S.A. (“CGN”), which owns 100% of the Fenix Project.

Unless otherwise indicated, references to dollar amounts in this section are to U.S. dollars.

General

The Fenix nickel laterite deposits are located near El Estor in the Department of Izabal, Guatemala. The mineral rights to most of the deposits are held under a 25 year renewable exploitation licence and the remainder are held under an exploration licence, both by Compañia Guatemalteca de Níquel S.A. (CGN). CGN is a Guatemalan company, the shares of which are owned approximately 92.4% by Skye Resources Guatemala (B.V.I.) Inc. (a wholly-owned indirect subsidiary of Skye Resources Inc.), and 7.6% by the Guatemalan Government.

CGN was formerly known as Exmibal. From 1960 to 1981 the deposits were evaluated by Exmibal and a mine and process plant for treating saprolite was established in 1977. This operation continued until high fuel costs and low nickel prices caused the process to become uneconomic.

Exmibal’s name changed to CGN in 2005 and a feasibility study for a 50 million pound per annum ferro-nickel project at Fenix using conventional smelting technology commenced.

The Fenix Feasibility Study was completed on October 16, 2006 (the “October 2006 Feasibility Study”), and the related Technical Report was issued in September 2006 and filed at www.sedar.com on November 17, 2006 (the “November 2006 Technical Report”). The Report has been updated to incorporate the following revisions:

•	Exploration up to June, 2007 and Revised Mineral Resource Estimates.

This report describes the results of exploration work up to June 2007 and presents up-dated mineral resource estimates, which now include new areas not previously estimated. According to the Qualified Person the changes to the mineral resource estimates that have resulted are not material to the Fenix Project.

•	Revised Power Supply Strategy

The October 2006 Feasibility Study contemplated the construction of a new dedicated power plant concurrently with the refurbishment and upgrade of the process plant. Since that time expected lead times for key components of the new power plant have lengthened significantly. CGN is in the process of finalizing an arrangement for the interim supply of power under a power purchase agreement (PPA). The availability of interim power supply removes potential constraints on the ramp-up of the process plant, and reduces the project’s dependency on on-time completion of the new power plant. However, in order to provide Fenix with a long-term power supply source that is not dependent on Heavy Fuel Oil (HFO), a new power plant is intended to be constructed once the process plant is in service. This deferral of the new power plant is made possible by the acquisition of interim power supply under the PPA, and reduces the initial capital requirements of Fenix.

•	Trucked Transport of Bulk Materials

The method for transporting bulk materials (coal and petroleum coke), proposed in the October 2006 Feasibility Study, consisted of trucking coal/petroleum coke from a transhipment terminal at the port of Santo Tomas to a ferry terminal near Mariscos, a town located on the south shore of Lake Izabal. Barges would ferry the truck trailers from Mariscos to the Fenix plant site.

The truck-barge transport system has been replaced with an all trucking system, due to perceived environmental and socio-economic risks associated with lake transport.

Coal/petroleum coke will be trucked from the Santo Tomas trans-shipment terminal to the plant site, a distance of 130 km.

Hatch Mott MacDonald (HMM) completed a site audit of the existing public highways (CA9, CA13 and 7E) between Santo Tomas and the plant site. HMM developed a preliminary analysis (scoping study level) of upgrade requirements to the pavement structures, road alignment and bridges. CGN is negotiating an agreement with the Guatemalan government whereby, in return for the government upgrading the highways as per the HMM recommendations, CGN will pay for the maintenance of Highway 7E from Panzos (west of the Fenix plant) to Fronteras (junction 7E and CA13) and the maintenance of a gravel highway from 7E to Cahabon, during the operational life of the Fenix facility. In addition, the government will divert the funds it would normally have spent on maintaining the sections of 7E that CGN will be maintaining, to improved maintenance on those parts of highways CA13 and CA9 that the Fenix operation will be using.

•	Updated Economic Analysis

The economic analysis has been updated to include

•	Changes in the project scope and cash flow as indicated in items 1 and 2 above

•	Updated capital and operating cost data (July 2007 base date)

•	Updated forecast nickel pricing

•	Basic Engineering

Hatch has completed Basic Engineering for the project and has issued revised capital and operating cost estimates, incorporating the above noted changes, in addition to the on-going changes made during design development. Certain other minor changes, not considered material by the authors of the report, have not been described.

Geology, Deposit Evaluation and Mineral Resource Estimates

The nickel deposits are lateritic weathering profiles that have formed on peridotites thrust into place during the early Tertiary. The most important deposits are largely confined to NE or SE trending terraces and spurs on the south flanks of the Sierra de Santa Cruz at elevations between 370 and 800 metres. Total topographic relief in the area is 1,000 metres.

Previous exploration involved traditional methods of mapping and sampling by way of manual and power drills, test pits and channel sampling. In 2005 CGN undertook a diamond core drilling program to evaluate known laterite mineral resources in the 212, 213, 215, 217 and 251 areas; and to validate the historic Exmibal sample database.

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Dr. Paul Golightly of Golightly Geoscience verified the historic data and compiled a located sample database of nickel, cobalt, iron, magnesia, silica and dry density. CGN’s core drilling assays were used to establish factors to correct an iron bias in the historic sample database, and to derive calculated values for magnesia, silica and dry density as these variables were not present for the entire historic database.

CGN’s core drilling was conducted in two phases:

•	A program of twin drilling in areas of historic drilling at 212, 213, 217 where historic drill spacing is generally 25 m or less.

•	A program of in-fill drilling in 215, 217 and 251 to achieve a general drill spacing of 50 m or less.

Dr. Golightly’s opinion, the core sampling, sample preparation, analytical procedures and security for the CGN programs are industry standard. The procedures for sampling, compiling and security of the historic data are acceptable and there has been sufficient checking from original sources to confirm that the historic database is acceptable for Mineral Resource estimation.

Snowden compiled located sample databases from the historic data and recent CGN core drilling programs; and reviewed the material classifications of Golightly Geoscience that were derived from nickel and iron assays. In Snowden’s opinion the compiled data are acceptable for Mineral Resource estimation.

Snowden prepared limonite, transition and saprolite Mineral Resource estimates for Ni, Co, Fe2O3, MgO, SiO2 and dry density for areas 212, 213, 215, 217 and 251 by first constructing 3-D wireframes of the laterite layers and then interpolating the grade variables by ordinary kriging into conventional 3-D block models in accordance with CIM guidelines. The Mineral Resource estimates were validated by alternative interpolation methods and classified as Measured, Indicated and Inferred categories consistent with the requirements of CIM and NI 43-101. The classification scheme took borehole spacing, mineralization continuity and relative error into account.

The Snowden estimates for two blocks in area 212 were compared with mine production and reconciled well on a global basis. The within-pit portion of the resource model reconciled in terms of overburden volume and mineralized material grade and tonnes to within 8% of the historical production data on a global basis.

Information from historic mining and the latest core drilling indicates that the full depth extent of the laterite profile and short scale variation can be misinterpreted from drilling data alone. This uncertainty is addressed in the Mineral Resource classification scheme, whereby measured category in saprolite is achieved by drilling at spacings of 35 m or less, and spacings of 35 m to 75 m are required for Indicated saprolite mineral resources.

Golightly Geoscience reported Mineral Resource estimates for the other deposits that occur in CGN’s licences. The estimates were originally prepared for all areas using Inco’s 2-D LES method however the LES estimates in five of the areas are superseded by the Snowden 3-D estimates. The LES resource estimates are realistic in their stated purpose of defining a resource for a Preliminary Assessment and these deposits will require re-estimation in 3-D format to enable mine planning to proceed.

Mineral resource estimates at the effective date of 25 September 2006 are provided in Table 1-1 for saprolite and limonite. These estimates have been modified from a disclosure of 4 July 2006 to reflect lower cut-off grades for resource reporting.

Programs of additional drilling, both twin and in-fill, followed by updated mineral resource estimates are recommended in the following areas:

•	Area 218 deposits.

•	Montúfar property, the Cristina area 221 & 222 deposits.

•	The lower terraces of area 215, south of terrace 215-1. In-fill drilling at 50 m spacing is recommended, 260 (Amate) and 219.

A budget of approximately $US16M is estimated for these programs.

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Table 1-1: Fenix Mineral Resource Estimates – Effective Date March 31, 2007

(Mineral Resources are inclusive of Mineral Reserves and they must not be added together)

	Feasibility Study Estimates[1] - Areas 212, 213, 215, 217, 251			Other Area Estimates[2]

	Tonnes x 10[6]	Nickel (%)	Cobalt(%)	Tonnes x 10[6]	Nickel(%)	Cobalt(%)
Saprolite†
Measured	24.67	1.54	*	8.7	1.79	*
Indicated	36.78	1.45	*	27.1	1.82	*
Measured &
Indicated	61.45	1.49	*	35.8	1.81	*
Inferred	43.01	1.25	*	48.2	1.64	*

Limonite
Measured	44.32	1.12	0.110	2.30	1.10	0.093
Indicated	2.21	1.02	.098	10.30	1.20	0.101
Measured &
Indicated	46.53	1.11	0.110	12.60	1.18	0.100
Inferred	14.70	1.01	0.083	32.80	1.15	0.095

Notes:

[1]

0.80% Ni cut-off saprolite; 1.00% Ni equivalent cut-off limonite where Ni equivalent = Ni + 3 Co. Mineral Resource Estimates also reported at 1.50% Ni cut-off for saprolite; 1.25% Ni equivalent cut-off for limonite in Snowden (2006).

[2]	60% Ni cut-off saprolite; 1.00% Ni equivalent cut-off limonite where Ni equivalent = Ni + 3Co.
*	Not reported
†	Saprolite includes transition material

Mineral Reserve Estimates

Mineral reserve estimates were based on the mineral resource estimates at the effective date of July 4, 2006 for five deposits and have been appropriately modified to account for:

•	Dilution, contamination, and ore losses.

•	Metallurgical process recovery.

•	Economic evaluation by means of resource optimization and the scheduling of phased pits in order to meet processing requirements and ore chemistry constraints.

A pit shell containing approximately 44 million tonnes of saprolite and transitional saprolite (transition) material grading 1.60% nickel was selected using discounted cash flow analysis on diluted resource models optimized in Whittle Four-X (Whittle) software.

The variables in the original optimization were based on metal prices, process costs, metallurgical recoveries and other criteria established in the October 2006 Feasibility Study. Both nickel and iron were considered as revenue generating in the optimization. A nickel price of $US5.00/lb was assumed and for every pound of nickel in ferro-nickel produced an additional $US0.20/lb was added for iron, for a combined metal price of $US5.20/lb. Average mining costs of $US3.10/tonne used in the optimizations were benchmarked from existing producing nickel laterite operations of similar scale.

A new optimization was completed using an updated mining cost estimate of $3.15/tonne, a processing cost estimate of $68.04/tonne, and a combined ferro-nickel metal price estimate of $6.70/lb. The resultant shell selected was within 2% of the October 2006 Feasibility Study as such Snowden determined that no changes to the life of mine schedule and the Mineral reserve estimate would be required.

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Sensitivity analyses on the optimization were, run on metal price, milling costs, and mining costs, indicating that the pit size is insensitive to these variables largely due to the shallowness of the deposit. The project’s value, however, is most sensitive to metal prices and least sensitive to mining costs.

Mineral reserve estimates at the effective date of 25 September 2006 are summarized in Table 1-2 for saprolite and transition.

Table 1-2: Mineral Reserve Estimates – 25 September 2006

Mineral Reserve	Tonnes (millions)	%Ni	Contained Ni (Tonnes)
Proven	8.7	1.81	157,000
Probable	32.7	1.58	516,000
Proven and Probable	41.4	1.63	673,000

Mining and Metallurgical Plant Operations

At steady state operation the mine will provide 1,464,000 tonnes of saprolite and transition ore annually to the process plant. Total average annual mine production is approximately 3,100,000 tonnes at an average stripping ratio of 1.1:1. The minimum selective mining unit is 2.5 m high. High grade and low grade stockpiles will be created in order to optimize nickel grade delivered to the plant. The general mining sequence will begin with removal and storage of soil and organic cover for future rehabilitation of the mine areas. Waste cover and limonite will be stripped by excavator or track dozer and placed in either temporary external or in-pit storage areas. Limonite with potential for future processing will be stripped and stored separately from the waste. Mining will begin at the top of the hill and proceed to lower elevations. Ore is mined and loaded into off-road haul trucks for transportation to the plant.

The metallurgical plant, which uses conventional smelting technology, involves refurbishing and expanding the existing plant which produced nickel matte from 1977 to 1980. Modifications to the plant include:

•	Replacing the existing oil-fired dryer with a larger coal-fired unit.

•	Converting the existing oil-fired kiln to coal-firing.

•	Installing a second, coal-fired, calcination and reduction kiln parallel to the existing kiln.

•	Installation of a new ladle refinery to produce a 35% Ni ferro-nickel product.

•	Upgrading the existing electric furnace to operate at 90 MW in shielded-arc mode.

•

Installation of a 230 kV transmission line from the nearest 230 kV Guatemalan grid connection (located at Tactic) to the Fenix plant site, a distance of approximately 160 km. The transmission line will be constructed, owned and operated by a Guatemalan energy supplier who is currently negotiating a Power Purchase Agreement (PPA) and Transmission Tolling Agreement (TTA) with CGN to provide power for the first five (5) years of operation of the Fenix project, commencing in October, 2009.

•	Installation of a 230kV/34.5kV step-down sub-station at Fenix, including the necessary compensation equipment to ensure that the Fenix load does not de-stabilize the Guatemalan grid.

•

In sufficient time for operation in October, 2014, construction of a new 150 MW petroleum coke- fired boiler and a new 90 MW steam turbine generator which, in combination with the existing generator, will furnish the plant with 150 MW of electrical power.

When the new 150MW power plant is operating nearly all fuel requirements will be supplied by coal and pet-coke, thereby essentially eliminating the prior sensitivity of operating costs to the oil price.

The processing line of the plant, shown as a process block diagram in Figure 18-2, consists of one dryer, two reduction kilns, one electric furnace and a ferro-nickel refinery. The capital project implementation schedule consists of two phases.

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Phase 1 (July 2007 – October 2009):

•	Refurbishment of the existing facility including, the process plant, upgrading the electric furnace and converting the existing kiln to coal-firing.

•	Installation of the new process equipment including a new dryer, ladle refinery, coal processing plant and the second kiln.

•	Installing the 230 kV transmission line (from the Tactic substation to the Fenix plant site) and 30 kV/34.5 substation.

•	Upgrading public roads and bridges between the port of Santo Tomas and the Fenix site.

The facility is scheduled to begin operation in October 2009 with electric power provided via the 230 kV transmission line.

Phase 2 (post October 2009)

Construction of a new on-site power plant will begin after the process plant begins production. The new power plant is expected to be ready for operation by October 2014 and will include:

•	A new 150 MW circulating fluid bed (CFB) boiler. The boiler will be designed to operate using petroleum coke (petcoke).

•	A new 90 MW steam turbine generator (STG).

•	Refurbishment of the existing 60 MW STG.

•	New ancillary facilities including cooling water system, petroleum coke handling system, limestone handling system, etc.

Production over the 30 year project life is estimated to be 1.3 billion pounds of nickel. The average production for the first 20 years after ramp-up (years 3 to 22) is 48.5 million pounds per year of nickel contained in ferro-nickel.

Economic Analysis

The Phase 1 capital cost is estimated to be $640 million, with an intended level of accuracy of –5%, + 12%. This total includes direct costs of $355 million, indirect costs of $157 million, a contingency of $65 million and owner’s costs of $63 million. The Phase 2 capital cost of the power plant, including direct, indirect, contingency and Owner’s costs, is $344 million with an intended level of accuracy of -10%, +20%. (The capital cost estimates have a base date of July 2007, and no allowance has been included for price escalation or currency fluctuations.)

Based on a nickel price of $6.50 per lb, an iron credit of $0.20 per lb Ni and royalties and other costs of $0.49 per lb, the ferro-nickel project’s IRR is estimated at 14.3% and it’s NPV at $490.6 million with an 8% discount rate, and $275.0 million with a 10% discount rate.

Cash operating costs during the first five years of the project have been estimated to be $3.47 per lb Ni, (with an intended level of accuracy of +/-10%). After the CFB power plant is installed at the end of year 5, cash operating costs for the remaining 15 years (up to Year 20) of the project are expected to decline to $2.34 per lb Ni. Operating costs have been calculated using estimates of long term pet-coke, coal and oil prices.

The study shows, that of all the key parameters, the project’s economics are most sensitive to nickel prices. At an average nickel price of $8.00 per lb, the ferro-nickel project’s IRR climbs to 19.8% and its NPV rises to $977.2 million at 8% or $666.7 million at 10%.

Hydrometallurgical Processing of Limonite

The Technical Report filed by HMI dated September 15, 2007, together with an Addendum Report dated October 25, 2007, referred to and summarized a Hydrometallurgical Expansion Preliminary Assessment issued in October 2006 (the “Preliminary Assessment”). Since October 2007, HMI has conducted additional test work including pilot plant testing of a High Pressure Acid Leaching process, as reported in HMI’s press release dated

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February 19, 2008. Additional testing and evaluation of this process may be conducted, however an update to the capital costs and economic assumptions in the Preliminary Assessment has not been undertaken and HMI does not intend to update this information as HMI no longer considers the Hydrometallurgical Expansion material to HMI. Accordingly, the information and conclusions in the Preliminary Assessment should no longer be relied upon with respect to the development of the Fenix Project.

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SCHEDULE E

LALOR DEPOSIT

The scientific and technical information in this Schedule E relating to the Lalor Lake Deposit is based on the current technical report in respect of this property filed on SEDAR (www.sedar.com) in accordance with the requirements of NI 43-101. This report was prepared by, or under the supervision of, Ian T. Blakley P. Geo, Senior Consulting Geologist at Scott Wilson Roscoe Postle Associates Inc. Ian T. Blakley P. Geo is a qualified person under NI 43-101.

Executive Summary

Introduction

Scott Wilson Roscoe Postle Associates Inc. (“Scott Wilson RPA”) was retained by Kimberley Lau, P. Geo., Superintendent Mines Technical Services of Hudson Bay Mining and Smelting Company Limited (“HBMS”), to prepare an independent Mineral Resource estimate and Technical Report on the Lalor Lake deposit, near Snow Lake, Manitoba, for HudBay Minerals Inc. (“HudBay”). HudBay is an integrated Canadian mining company that produces zinc, copper, gold, silver, and zinc oxides from mines and plants in Manitoba, Saskatchewan, Ontario, New York State, and Michigan. Hudson Bay Exploration and Development Company Limited (“HBED”) carries out mineral exploration on behalf of HudBay.

The purpose of this report is to support the first time disclosure of Mineral Resources on the Lalor Lake deposit as of June 23, 2008. Scott Wilson RPA was retained by HudBay to act as an independent Qualified Person to supervise the preparation of the Lalor Lake Deposit Technical Report. This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects.

HudBay’s operations in Flin Flon, Manitoba, include the 777 Mine, Trout Lake Mine, and the ore concentrator, zinc plant, and copper smelter. Operations in Snow Lake, Manitoba, include the Chisel North Mine and ore concentrator. The Lalor Lake deposit, discovered in 2007, is located approximately 18 km by road west of the town of Snow Lake, Manitoba. Lalor Lake is a zinc-rich deposit with local copper, gold, silver and lead mineralization occurring along a stratiform sulphide horizon. Mineralization occurs as disseminated to solid sulphides consisting of medium to coarse grained sphalerite, pyrite and chalcopyrite with lesser amounts of galena and arsenopyrite. HudBay owns 100% of the interest in the property, through a group of five contiguous HBED claims and eight HBMS mineral leases.

Ian Blakley, P. Geo., Scott Wilson RPA Senior Consulting Geologist, visited the Lalor Lake deposit with Robert Carter, P. Eng., HBMS Senior Mines Analyst, and Craig Taylor, P. Geo., HBED Senior Exploration Geologist, on May 28, 2008. As part of the site visit, Scott Wilson RPA also toured the HBMS Flin Flon analytical laboratory with the HBMS Chief Chemist and reviewed and discussed protocols with the HBED Drill Hole Database Administrator at the HBED exploration office in Flin Flon.

CONCLUSIONS

In Scott Wilson RPA’s opinion, the Lalor Lake Deposit Mineral Resource estimate is compliant with the regulations and guidelines set out in NI 43-101. The results of this estimate, which covers six separate lenses of mineralization, are shown in Table 1-1 below.

TABLE 1-1 SUMMARY OF MINERAL RESOURCES AS OF JUNE 23, 2008

HudBay Minerals Inc. – Lalor Lake Deposit

Category	Tonnes (millions)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
Indicated	3.4	1.9	20.5	0.71	8.82
Inferred	13.2	2.9	34.1	0.70	8.19

Notes:

1.	CIM definitions were followed for the estimation of Mineral Resources.
2.	Mineral Resources are estimated at a zinc equivalency (ZNEQ) cut-off of 4% (ZNEQ% equals Zn% + Cu% x 2.352 + Au g/t x 0.867 + Ag g/t x 0.014) and a minimum two metre true width.
3.	Long term US$ metal prices of $700/oz gold, $12.00/oz silver, $2.00/lb copper and $0.85/lb zinc were used for the estimation of ZNEQ.
4.	Metal recovery assumptions of 65% gold, 60% silver, 90% copper and 90% zinc were used for the estimation of ZNEQ.
5.	Specific gravity measurements using industry standard techniques were completed on all assayed intervals.

Scott Wilson RPA draws the following conclusions:

•	HudBay geologists have a good understanding of the regional, local, and deposit geology.

•

Notable gold and silver rich zones have also been intersected outside the currently defined mineralized zones on the property. The distribution, continuity and controls of this mineralization style, however, have not yet been defined in enough detail for inclusion in the Mineral Resource estimate. In Scott Wilson RPA’s opinion, the limited amount of drilling to date and lack of perceived continuity of the high-grade precious metal intersections precludes their inclusion into the current Mineral Resource estimate.

•

Overall, Scott Wilson RPA considers the data obtained from the exploration program to be reliable. HBED utilizes well documented major company procedures and parameters for exploration. The work is professionally completed to industry standards, with senior geology staff personally overseeing the exploration practices of the younger geology staff. The diamond drilling contractor is professional and works to high standards.

•

The HBED sampling method and approach are carried out to industry standard. There are no drilling, sampling or recovery factors observed that could materially impact on the accuracy and reliability of the results.

•	The assay Quality Assurance/Quality Control (QA/QC) protocols for Lalor Lake are well-documented and consistent with industry practice.

•	The drill sample database is suitable for use in the estimation of Mineral Resources.

•	Bulk density measurements are being carried out using industry standard techniques.

•	In Scott Wilson RPA’s opinion, the metallurgical characteristics should be consistent with the nearby Chisel Lake Mine. Ongoing metallurgical testwork is warranted.

•

The use of a 4% ZNEQ cut-off grade and a minimum two metre true width is reasonable for the present stage of the Lalor Lake deposit, until such time as a Preliminary Economic Assessment can be carried out to determine more accurately how the deposit might be mined.

•

In Scott Wilson RPA’s opinion, there is good exploration potential for expansion of the Mineral Resources at Lalor Lake. Additional diamond drilling is warranted to both expand and upgrade the present Mineral Resources.

RECOMMENDATIONS

Scott Wilson RPA makes the following recommendations:

1.	A study should be undertaken focusing on the controls and distribution of the precious metal mineralization outside the resource estimate area. The study should provide detailed structural and lithological logging of these intersections including a complete suite of whole rock and precious metal assays, including platinum and palladium. Wedged holes can be used to provide information on the spatial continuity of this mineralization style.

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2.	Drilling Activities:

(a)	Recorded drill hole ‘Header’ information should include encountered downhole water and/or gas intersections.

(b)	Hole casings should remain sticking out of the hole on surface and should be capped with numbered brass caps.

(c)	Topography is currently based on government air photos – on-ground detailed topographic survey should be undertaken noting outcrop areas and swamps

(d)	Results of the Reflex surveyed holes should be confirmed with a test selection of North Seeking Gyro surveys.

3.	HudBay should continue to collect a suite of core samples for metallurgical testing. Results from the metallurgical testwork study should be included in any update to the Mineralization section.

4.	Sampling Method and Approach:

(a)	system of daily backups for stand-alone Lagger 2003 core logging laptops should be implemented.

(b)	Bulk density measurements should preferably be taken on whole core, or at least ensure that the measurement is taken on the split core that will be sent for assay.

(c)	Core is sawn using recycled water with multi-stage chemical additive settling. Water is currently changed every 100 samples. Industry best practices include continuous fresh water sawing. At a minimum, the core cutting water should be changed every 20 samples or each sample should be briefly rinsed under running fresh water.

(d)	Logging of wedged holes should attempt to keep roughly the same units and sample intervals as the parent hole in order to correlate continuity between the closely spaced samples.

(e)	A detailed logging and sampling procedure for the high-grade precious metal intersections should be implemented.

(f)	Geochemical samples, which are currently utilized for interpreting lithologies, should also include assays for gold, platinum and palladium. These assays should be then reviewed with respect to the regularly sampled assay intervals.

(g)	Representative samples should continue to be collected and submitted for quantitative geotechnical physical measurements including compressive and shear strengths.

5.	Sample Preparation, Analyses and Security:

(a)	HBED should investigate the use of split core from known barren areas for the field blank material.

(b)	A program of Database Administrator selected blind duplicates should be implemented.

(c)	All suspected high-grade precious metal intersections should be stored in a secure location.

(d)	Blanks should be inserted after every suspected high-grade precious metal intersection.

(e)	The HBMS laboratory should run the samples in numerical order and not try to re-sort according to estimated grades.

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(f)	A threshold should be set for all gold assays above which gravimetric finish should be applied.

(g)	All fire assay solutions should be run on the inductively coupled plasma (ICP) analysis for platinum and palladium.

(h)	HBED should implement standard documented QC rejection limits.

6.	HudBay should continue environmental baseline studies.

7.	A Preliminary Economic Assessment should be carried out on the Lalor Lake deposit.

HudBay plans to continue drilling in 2008. A program of 25,000 m of diamond drilling is planned for the Lalor Lake area from July to December 2008 to expand and confirm the known mineralized zone, and to look for satellite bodies. The proposed budget for this work is C$5 million based on 15 new diamond drill holes with an average length of 1,200 m and 23 wedged holes at an approximate length of 300 m each. All-in drill costs are budgeted at $200 per metre drilled. Scott Wilson RPA has reviewed this program and concurs with the focus on upgrading the Inferred Resources in Zones 10 and 20.

TECHNICAL SUMMARY PROPERTY DESCRIPTION AND LOCATION

Property Description and Location

The Lalor Lake deposit is located approximately 18 km by road west of the town of Snow Lake, Manitoba. The nearest larger centres (5,000+) are Flin Flon (215 km), The Pas (200 km) and Thompson (230 km), all accessible by paved highway. The nearest full service commercial airport is located at Baker’s Narrows, near Flin Flon, approximately 200 km from Lalor Lake. The nearest international airport is located in Winnipeg, approximately 700 km from Snow Lake. There is no rail in the immediate area of Lalor Lake or Snow Lake. The nearest rail access is at Wekusko siding, approximately 65 km southeast of Lalor Lake.

Land Tenure

HudBay owns a 100% interest in the property. Five contiguous claims held by HBED encompass the majority of the Lalor Lake deposit and the southerly up-plunge extension of the mineralization lies within eight HBMS mineral leases. The five HBED claims cover an area totalling 765 ha and are in good standing until 2010. The eight Order in Council (OIC) HBMS mineral leases total 151 ha.

Site Infrastructure

The only infrastructure at the Lalor Lake site is an exploration road.

HBMS operates a zinc concentrator approximately 18 km from Lalor Lake. The mill operates five days per week at 1,300 short tons per milling day, processing ore from the Chisel North Mine. The mill has two circuits, with design capacities of 1,000 stpd and 2,400 stpd. The 2,400 stpd circuit is presently mothballed. The concentrator is not operating at full capacity since Chisel North ore is the only material being processed.

HBMS has a permitted tailings storage facility at Anderson Lake, located approximately three kilometres from the Snow Lake concentrator and 18 km from Lalor Lake. As of December 2006, using a modified deposition plan, tailings capacity was estimated at 7.5 million tonnes. Using January 2007 mineral reserves and resources, Chisel North Mine is scheduled to produce 1.6 million tonnes of tailings during the remaining mine life.

HBMS operates a mine water pump station for Chisel North Mine area at the north end of Chisel Lake. The pipeline from this pump station follows PR #395 and terminates approximately three kilometres from Lalor Lake at the Chisel North minesite. There is a parallel recirculating line used to prevent freezing. The pump station typically operates at 130 USgpm during winter and provides mine process water and wash water for Chisel North Mine.

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In addition, HBMS recently commissioned a 2,000 USgpm water treatment plant at Chisel Lake, approximately seven kilometres by road from Lalor Lake. The treatment plant is being operated at 1,000 USgpm (peak 1,600 USgpm) to treat Chisel North Mine discharge water and water from the Chisel Lake open pit. Both water sources contain elevated suspended and dissolved base metals which require pH adjustment. Treated water is discharged to the environment south of the Chisel Lake open pit.

Manitoba Hydro services the Chisel Lake Mine area with a 110 kV overhead transmission line, running approximately parallel with PR #395. Voltage is stepped down to 6,000 V using an HBMS-owned substation at the termination of the Manitoba Hydro line. The HBMS substation was installed in the 1950s.

Power from the main substation is stepped up to 21 kV using a modern substation and is fed to the Chisel North minesite via a four kilometre long overhead transmission line. Power is stepped down to 4,160 V / 550 V at the Chisel North substation, located at the Chisel North minesite.

HBMS operates a zinc and copper metallurgical plant in Flin Flon, Manitoba, approximately 215 km from Lalor Lake. Present capacities are 115,000 tpa refined zinc and 80,000 tpa copper anode. Copper anode is refined at HudBay’s White Pine refinery in Michigan.

History

The Snow Lake area has a long exploration and mining history. Exploration in the Chisel Basin has been active since 1955. The Chisel Basin area is a large geologically controlled area and has hosted producing mines for nearly 50 years. HBMS has played an integral part in this history since the late 1950s by operating nine mines in the area including Photo Lake, Rod, Chisel Lake and Chisel Open Pit, Stall Lake, Osborne Lake, Spruce Point, Ghost Lake, Anderson Lake, and in current production Chisel North.

The Snow Lake concentrator was commissioned in 1979 and operated continuously until shutdown in early 1993 as a result of the depletion of the Chisel Open Pit and Stall Lake mines. The concentrator was reopened in 1994 to process ore from the Photo Lake Mine and continues to process ore from the Chisel North Mine.

In early 2007, drill hole DUB168 was drilled almost vertically to test a 2003 surveyed Crone Geophysics deep penetrating pulse electromagnetic anomaly and intersected a band of conductive mineralization between 781.74 m and 826.87 m (45.13 m). Assay results show 0.30% Cu and 7.62% Zn over the 45.13 m, including 0.19% Cu and 17.26% Zn over 16.45 m. Drilling at Lalor Lake has been continuous since the discovery of mineralization on the property.

GEOLOGY

Regional Geology

The Lalor Lake property lies in the eastern (Snow Lake) portion of the Paleoproterozoic Flin Flon Greenstone Belt and is overlain by a thin veneer of Pleistocene glacial/fluvial sediments. Located within the Trans-Hudson Orogen, the Flin Flon Belt consists of a variety of distinct 1.92 to 1.87 Ga tectonostratigraphic assemblages including juvenile arc, back-arc, ocean-floor and ocean-island and evolved volcanic arc assemblages that were amalgamated to form an accretionary collage prior to the emplacement of voluminous intermediate to granitoid plutons and generally subsequent deformation. The volcanic assemblages (Amisk Collage) consist of mafic to felsic volcanic rocks with intercalated volcanogenic sedimentary rocks. The younger plutons and coeval successor arc volcanics, volcaniclastic, and sedimentary successor basin rocks include the older, largely marine turbidites of the Burntwood Group and the terrestrial metasedimentary sequences of the Missi Group.

The Flin Flon Belt is in fault and/or gradational contact with the Kisseynew Domain metasedimentary gneisses to the north and is unconformably overlain by the Phanerozoic cover of sandstone and dolostones to the south. Regional metamorphism at 1.82 to 1.81 Ga formed mineral assemblages in the Flin Flon Belt that range from prehnitepumpellyite to middle amphibolite facies in the east and upper amphibolite facies in the north and west.

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The Snow Lake portion of the Flin Flon Belt is dominated by fold-thrust style tectonics that is atypical of western and central portions of the belt. It is a south-verging, northeast dipping imbricate that was thrust over the previously amalgamated collage of oceanic and arc rocks to the west. The thrust package of the Snow Lake area has been modified by 1.82 to 1.81 Ga regional metamorphism to lower to middle almandine-amphibolite facies mineral assemblages.

Intrusions in the belt are divided into pre-, syn- and late tectonic varieties where the pre-tectonic group includes intrusions that are coeval with the volcanic rocks, as well as those that crosscut volcanic and Missi supracrustal rocks. Numerous mafic to ultramafic dykes intrude the volcanic rocks.

Local And Property Geology

The Snow Lake arc assemblage, which hosts the producing and past-producing mines in the Snow Lake area, is a 20 km wide by 6 km thick section that records a temporal evolution in geodynamic setting from ‘primitive arc’ (Anderson sequence to the south) to ‘mature arc’ (Chisel sequence) to ‘arc-rift’ (Snow Creek sequence to the northeast). The ‘mature arc’ Chisel sequence that hosts the Zn-rich Chisel, Ghost, Chisel North, and Lalor deposits typically contains thin and discontinuous volcaniclastic deposits and intermediate to felsic flow-dome complexes.

The Chisel sequence is lithologically diverse and displays rapid lateral facies variations and abundant volcaniclastic rocks. Mafic and felsic flows both exhibit evolved geochemical characteristics (relative to the unevolved underlying Anderson sequence) consistent with one of, or a combination of, the following: within-plate enrichment, derivation from a more fertile mantle source, lower average extents of melting at greater depths, and contamination from older crustal fragments. These rocks have undergone metamorphism at the lower to middle almandine-amphibolite facies.

Rock units in the hanging wall of the Lalor Lake deposit typically reflect this diversity and variation in rock types and include mafic and felsic volcanic rocks and diverse mafic to felsic volcaniclastic units, mafic wacke and fragmental units of various grain sizes, and crystal tuff units. Field mapping and core inspection has identified that the hanging wall rocks are overturned.

The Lalor Lake deposit is similar to other massive sulphide bodies in the Chisel sequence (Chisel Lake, Ghost Lake, Chisel North, and Photo Lake), and lies along the same stratigraphic horizon as the Chisel Lake and Chisel North deposits. It is interpreted that the top of the zone is near a decollement contact with the overturned hanging wall rocks.

The most common intrusion throughout these rocks is a fine grained feldspar-phyric gabbro to diorite. It occurs as rather extensive units and as localized dikes less than a metre wide. The Chisel Lake pluton, a late 1.8 km by 9.8 km layered ultramafic intrusion, truncates the main lens of the Chisel Lake massive sulphide deposit but is not seen in any of the Lalor Lake drill core.

The footwall rocks are extensively hydrothermally altered and metamorphic recrystallization has produced rather exotic aluminous mineral assemblages. These assemblages include chlorite dominant schists, sericite dominant schists, and cordierite+anthophyllite gneisses. Other minerals indicative of hydrothermal alteration that occur extensively throughout these rather simplified rock assemblages include quartz, feldspar, kyanite, biotite, garnet, staurolite, hornblende, and carbonate.

Clinopyroxene, gahnite and anhydrite also occur locally. These assemblages are typical of metamorphosed footwall hydrothermal alteration commonly associated with volcanogenic massive sulphide (VMS) deposits and are similar to that at the other massive sulphide deposits in the Chisel Lake area.

The mineralization is relatively flat lying, trends 260° to 310° azimuth and dips between 10° to 30° to the north.

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Mineral Resources

HudBay has prepared, and Scott Wilson RPA has independently verified, a Mineral Resource estimate for the Lalor Lake deposit. The estimate was carried out using a block model method constrained by wireframe grade-shell models, with Ordinary Kriging (OK) interpolation.

The grade estimation was constrained using wireframe models, which were constructed by HBMS personnel using geologically interpreted copper and zinc mineralized intersections with a 4% ZNEQ cut-off and a nominal minimum width of two metres. The wireframes were interpreted from diamond drill information collected by HBED. In total, six stacked lenses or zones of zinc-rich polymetallic near solid to solid sulphide mineralization were identified, approximately 570 m to 1,170 m below surface, occurring at or near the top of hydrothermally altered felsic rocks.

The drill hole database contained 45 holes, totalling 52,218 m of drilling. HBMS and Scott Wilson RPA carried out validation exercises on the database and found no significant errors. In Scott Wilson RPA’s opinion, the database is suitable for use in the estimation of Mineral Resources.

High-grade samples were capped, according to zone, before compositing. Samples were composited to nominal two meter lengths prior to grade estimation.

Geostatistical analyses of the composites were used to evaluate search parameters for use in the grade estimation. Search ellipsoids were created with rotation angles which conformed to the interpreted mineralization trends of Zones 10 and 11 and Zones 20, 30, 31, and 40, respectively. The orientations for the ellipsoids were derived from the variography process, which closely resembles the average strike and dip of the zones. The major search distance was parallel to the plane of the mineralization, the minor search distance was perpendicular to the plane, and the vertical distance corresponds to the thickness of the mineralization.

Bulk density values, measured for each sample, were used in weighting the composite grades and were also applied for the estimation of tonnage.

The block model was constrained by interpreted 3D wireframes of the mineralized zones. Gold, silver, copper, zinc, lead, and iron grades and specific gravity were estimated into blocks using Ordinary Kriging (OK) interpolation. Zone intersections were selected based on a minimum 4% ZNEQ over a two metre core length. The ZNEQ was calculated from metal price and metal recovery assumptions, with economic contributions from gold, silver, copper and zinc. Each block was assigned a ZNEQ and an associated dollar value equivalent.

Validation exercises were carried out on the block model grade estimation to confirm that it performed correctly. These validation exercises included:

a.	Inspection of the OK block model grades in plan and section views and comparing them to the drill hole grades;

b.	Comparison of the global mean grades based on nearest neighbour, inverse distance squared weighted and OK estimation methods;

c.	Swath plot comparisons of the estimation methods;

d.	Independent resource estimation by Scott Wilson RPA using Gemcom (GEMS 6.1 Software).

Mineral Resources have been classified according to CIM Definition Standards on Mineral Resources and Mineral Reserves (CIM definitions), as incorporated in NI 43- 101. All blocks estimated during the grade interpolation were assigned at least an Inferred category. Blocks estimated by at least three drill holes and less than 50 m from the nearest composite were generally upgraded to Indicated. The blocks were then inspected in plan view to define a reasonably coherent volume of Indicated blocks with a more or less uniform density of drilling. Isolated Indicated blocks outside this volume were manually downgraded to Inferred.

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Mineral Processing

Sample collection of the representative mineralization and wall rock dilution for mineral processing and metallurgical testing purposes is underway. As of the June 23, 2008 cut-off date for drilling, a total of 107.28 m of mineralized core has been collected from eight wedge holes.

The Chisel North Mine, located within the same geological environment, delivers ore to the Snow Lake concentrator that achieves a 96.5% zinc recovery with an overall 51% average zinc concentrate.

Socio-Economic Aspects of Exploration Activities and Environmental Considerations

There are no known issues with local communities or indigenous peoples. The population and workforce of Snow Lake, Manitoba, would benefit from the potential exploration of these resources.

UMA Engineering Ltd. conducted a vegetation study as part of an EIS in the area of Lalor Lake in September 2007. A portion of the survey involved ground truthing in order to confirm the presence or absence of endangered, threatened or special concern species within the project area, and also to conduct an inventory of botanical species within the project area in support of a desktop review. No endangered or protected species were observed during the field program.

Discussion On Precious Metal Occurrences Outside Current Mineral Resource

Notable gold and silver rich zones have also been intersected outside the currently defined mineralized zones on the property. The distribution, continuity and controls of this mineralization style have not yet been defined in enough detail for inclusion in the Mineral Resource.

In Scott Wilson RPA’s opinion, the limited amount of drilling to date and lack of perceived continuity of the high-grade precious metal intersections precludes their inclusion into the current Mineral Resource estimate. Scott Wilson RPA recommends that a study be undertaken focussing on the controls and distribution of this high precious metal content mineralization. The study should provide detailed structural and lithological logging of these intersections including a complete suite of whole rock and precious metal assays, including platinum and palladium. Wedged holes can be used to provide information on the spatial continuity of this mineralization style.

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